This draft registration statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on January 31, 2024
and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

CONFIDENTIAL SUBMISSION
Amendment No.1 to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

MEGAN HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

_____________________________

Cayman Islands	0273	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia
+60 3 6420 1071
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

With a Copy to:
William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	Angela Dowd, Esq. Xiaoqin “Sherry” Li, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Phone: (212) 407-4000 Fax: (212) 407-4990

_____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JANUARY 31, 2024

Megan Holdings Limited

[•] Ordinary Shares

This is the initial public offering of [•] ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) of Megan Holdings Limited, a Cayman Islands exempted company. This offering is being conducted on a firm commitment basis. We expect that the offering price of our Ordinary Shares in this offering will be between US$ [•] and US$ [•] per share. Prior to this offering, there has been no public market for our Ordinary Shares.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MGN”. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange, though our application might not be approved, and this offering may not be completed. There is no established public trading market for the Ordinary Shares, and such a market might never develop.

The underwriters have an option exercisable within 45 days from the date of this prospectus to purchase up to an additional fifteen percent (15%) of the Ordinary Shares offered in this offering on the same terms solely to cover over-allotments, if any.

We are an “emerging growth company” and a “foreign private issuer,” each as defined under the U.S. federal securities laws, and, as such, are eligible for reduced public company reporting requirements for this and future filings.

Upon completion of this offering, our controlling shareholder, Mr. Darren Hoo, will be the beneficial owner of an aggregate of [•] Ordinary Shares, which will represent [•]% of the then total issued and outstanding Ordinary Shares (or [•]% of the then total issued and outstanding Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full). As a result, we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies. As a “controlled company,” we will be eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market which we intend to rely on in the event that we no longer qualify as a foreign private issuer.

Investing in our Ordinary Shares involves a high degree of risk. You should purchase shares only if you can afford a complete loss. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 8.

	Per Share	Total
Initial public offering price	US$	US$
Underwriting Discounts and Commissions(1)	US$	US$
Proceeds to us, before expenses	US$	US$

____________

(1)      We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. We will also pay to the representative of the underwriters 1% of the gross proceeds of the offering for non-accountable expenses. We have also agreed to reimburse certain accountable expenses to the representative, including the Representative’s legal fees, background check expenses and all other expenses related to the offering. For a description of the compensation to be received by the underwriters, see “Underwriting”.

We have granted the underwriters an option exercisable within 45 days from the date of this prospectus to purchase up to an additional fifteen percent (15%) of the Ordinary Shares offered in this offering on the same terms solely to cover over-allotments, if any.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expects to deliver the Ordinary Shares on or about            , 2024.

Prospectus dated            , 2024.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from what is contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Ordinary Shares and the distribution of this prospectus outside of the United States.

Until and including [•], 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our financial year ends on December 31 of each year. References in this prospectus to a financial year, such as “financial year 2022”, relate to our financial year ended December 31 of that calendar year.

Financial Information in U.S. Dollars

Our reporting currency is the Malaysian Ringgit. Fees generated from our services are denominated in Malaysian Ringgit or “RM”. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income.

This prospectus contains translations of certain RM amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD” or “US$” are to U.S. dollars. The relevant exchange rates are listed below:

	December 31, 2023	December 31, 2022	December 31, 2021
Period Ended USD:RM exchange rate	[•]	4.4002	4.1750

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including the Protégé Associates Report, a third-party global research organization, commissioned by our Company. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry Overview” and “Business”. These statements relate to events that involve known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors”, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “is/are likely to,” “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim,” “may,” “might,” “could” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

Forward-looking statements include, but are not limited to, statements about: the following:

•        our business and operating strategies and our various measures to implement such strategies;

•        our operations and business prospects, including development and capital expenditure plans for our existing business;

•        changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

•        our financial condition, results of operations and dividend policy;

•        changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

•        the regulatory environment and industry outlook in general;

•        future developments in the supply of manpower and cleaning services, competition in our industry and actions of our competitors;

•        catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

•        the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•        the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•        our ability to execute our strategies;

•        changes in the need for capital and the availability of financing and capital to fund those needs;

v

•        our ability to anticipate and respond to changes in the markets in which we operate, and in customer demands, trends and preferences;

•        exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•        changes in interest rates or rates of inflation; and

•        legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

DEFINITIONS

Except where the context otherwise requires and for purposes of this prospectus only, references to:

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company adopted on [•] and as supplemented, amended or otherwise modified from time to time.

“Amended and Restated Articles of Association” means the amended and restated articles of association of our Company adopted on [•], as amended from time to time.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“CAGR” means compound annual growth rate.

“Company” or “our Company” means Megan Holdings Limited, an exempted company incorporated in the Cayman Islands on December 7, 2022.

“Companies Act” means the Companies Act (2023 Revision) of the Cayman Islands.

“COVID-19” means the Coronavirus Disease 2019.

“Directors” means the directors of our Company as at the date of this prospectus, unless otherwise stated.

“ECGL” means Eternity Capital Group Limited, a private limited liability company incorporated in Hong Kong on May 10, 2023.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive directors of our Company who are also employees of either our Company or MMSB as at the date of this prospectus, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this prospectus, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“Independent Directors Nominees” means the independent non-executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“KBSB” means Kheng Builders Sdn Bhd, a private company limited by shares incorporated in Malaysia on January 16, 2023.

“KLSB” means Kapiti Latino Sdn Bhd, a private company limited by shares incorporated in Malaysia on July 1, 2022.

“Malama” means Malama Sdn Bhd, a private company limited by shares incorporated in Malaysia on March 6, 2023.

“MHL” means Megan Holdings Limited, an exempted company incorporated in the Cayman Islands on December 7, 2022.

“MMSB” means Megan Mezanin Sdn Bhd, a private company limited by shares incorporated in Malaysia on February 13, 2020.

“Mr. Darren Hoo” means Hoo Wei Sern, our executive director, Chairman and Chief Executive Officer (“CEO”).

“RM” means Malaysian ringgit, the lawful currency of Malaysia.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Share Swap Agreement” means the share swap agreement dated [•] entered into between SSL, USSB, YHCML, ECGL, KLSB, KBSB, Malama and SJCC with MHL for the acquisition by MHL of the entire issued shares in MMSB.

“SJCC” means SJCC Holdings Sdn Bhd, a private company limited by shares incorporated in Malaysia on January 31, 2023.

“Smart Farming System” means the farm management system that MMSB that plans to develop and is expected to leverage on Information Technology (IT) infrastructure for data collection, farm monitoring and analysis.

“SSL” means Star Sprite Limited, a company incorporated in the BVI on November 30, 2022 and wholly owned by Mr. Darren Hoo.

“US$” or “USD” or “U.S. Dollars” means U.S. dollar(s), the lawful currency of the United States of America.

“USSB” means Usaha Sedava Sdn Bhd, a private company limited by shares incorporated in Malaysia on June 8, 2022.

“YHCML” means Yat Ho Construction Materials Limited, a private limited liability company incorporated in Hong Kong on October 3, 2023.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a company principally engaged in the development, construction and maintenance of aquaculture farms and related works. Our operations are based in Malaysia. Since our inception in 2020, we have strived to establish ourselves as a trusted and experienced provider of shrimp farm related maintenance services in Malaysia. As of the date of this prospectus, we have been carrying out a series of upgrading and maintenance works for aquaculture farms, all of which are located in Tawau, Sabah, Malaysia. This constitutes 71.8%, 43.7% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively. Besides that, we also carried out upgrading works for a pineapple plantation farm located at Kota Tinggi, Johor, Malaysia in 2022 and 2023. This constituted nil, 25.3% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively.

Complementary to our upgrading and maintenance services, we also assist customers with the design and development of new farms. As of the date of this prospectus, we are currently involved in the development and construction of a shrimp hatchery center in Semporna, Sabah, Malaysia, where we have been engaged to undertake the construction of hatchery buildings and related functional facilities. We are also assisting in the development of a 111-acre shrimp farm at Tawau, Sabah, Malaysia. The design and development of new farms comprised 22.2%, 16.4% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively. From time to time, we also assist our customers in sourcing for building materials and machineries available for rental for use on their farms. This comprised 6.0%, 14.6% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively.

With our wide suite of services and diverse revenue streams, we are well-positioned to serve customers as a one-stop center for their aquaculture and agriculture needs.

Corporate Structure

Below is a chart illustrating our post re-organization corporate structure:

Upon completion of the re-organization, which is to enable MMSB to become a wholly owned subsidiary of MHL (the intended listing entity), on [•], each of SSL, USSB, YHCML, ECGL, KLSB, KBSB, Malama and SJCC, being the shareholders of MMSB as of the date of the Share Swap Agreement, transferred their respective shares in MMSB, representing in aggregate 100% of the issued share capital of MMSB, to MHL. The consideration for the share transfers was satisfied by the allotment and issuance of [•] Ordinary Shares in aggregate to SSL, USSB, YHCML, ECGL, KLSB, KBSB, Malama and SJCC, each credited as fully paid. Upon completion of the Share Swap Agreement, MHL will become the holding company of MMSB.

Holding Company Structure

MHL is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Malaysia via MMSB.

Competitive Strengths

•        Cost effective solutions.    Our company offers shrimp farmers a comprehensive suite of services encompassing consultancy, design, construction, maintenance, and repair. This all-inclusive approach affords our customers the convenience of a single point of contact for all their shrimp farming requirements, streamlining their operations, and delivering tangible cost and time savings.

•        Strong relationships.    We have established strong and stable relationships with key suppliers and customers in Malaysia over the last three years.

•        We have an experienced management team.    We have an experienced management team, led by Mr. Darren Hoo, our Chairman and CEO, who has been instrumental in spearheading the growth of our company. He has over 10 years of experience in the aquaculture and agriculture industries in Malaysia and is primarily responsible for the planning and execution of our Company’s business strategies and managing our Company’s customer relationships.

Growth Strategy

•        Market Development.    We are actively exploring new customers in Malaysia, and international markets, beginning with Indonesia, leveraging our reputation and customer base to build new relationships and increase market share for continued success in the industry.

•        Strategic growth initiatives.    As our customer base grows, we aim to identify potential partners for equity participation, creating recurring revenue streams and mutually beneficial relationships to drive our industry success.

•        Product Development.    We believe that our forthcoming Smart Farming System could serve as a pivotal driver for business growth and a transformative tool in aquaculture and agriculture. We are planning for our Smart Farming System to offer several features including (a) water quality monitoring, (b) feeding optimization, (c) disease prevention, (d) environmental monitoring and (e) data analytics. Overall, the hardware development for our Smart Farming System will require a combination of sensors, actuators, cameras, control systems, connectivity, and power supply, all working together to optimize yields, improve resource efficiency, and promote sustainable farming practices. Our system could closely monitor the operating parameters of each pond and alert customers to any irregularities, enabling them to take corrective action and improve yield. In addition, the system could capture data that our customers can use to analyze operational costs, estimate yields, and make informed decisions about their farm’s financial performance.

Transfers of Cash to and from Our Subsidiary

MHL is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in Malaysia through loans or capital contributions without restrictions on the amount of the funds. Save for (i) when future financing arrangements between our subsidiary and its creditors may contain negative covenants that limit the ability of our subsidiary to declare or pay dividends or make distributions or (ii) our subsidiary is restricted from declaring or paying such dividends or making such distributions under the Companies Act, 2016 which stipulates that dividends are to be paid out of our subsidiary’s profits and that the dividends should not be paid if the payment of such dividends or making such distributions will cause our subsidiary to be insolvent (i.e. our subsidiary being unable to pay its debts as and when the debts become due within 12 months immediately after the payment distribution is made), there are no other restrictions on dividends transfers from Malaysia to the Cayman Islands. As of the date of this prospectus, there has not been any assets or cash transfer between the holding company and its subsidiary. We have not installed any cash management policies that dictate the amount of such funding.

Implications of Our Being a “Controlled Company”

Upon completion of this offering, our controlling shareholder, Mr. Darren Hoo, will be the beneficial owner of an aggregate of [•] Ordinary Shares, which will represent [•]% of the then total issued and outstanding Ordinary Shares (or [•]% of the then total issued and outstanding Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full). As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules, and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq Stock Market Rules which we intend to rely on in the event we no longer qualify as a foreign private issuer. For so long as we are a controlled company, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that certain committees be solely composed of independent directors;

•        an exemption from the rule that the compensation of our directors and officers be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees be selected or recommended solely by independent directors or a committee composed solely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. See “Risk Factors — Risks Relating to this Offering and the Trading Market — As a “controlled company” within the meaning of the Nasdaq Stock Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Additionally, pursuant to Nasdaq’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to comply fully with the Nasdaq listing standards. We do not plan to rely on the phase-in rules for newly listed companies and will comply fully with the Nasdaq listing standards at the time of listing.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenues during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        As we from time to time engage subcontractors in our work, we may bear responsibilities for any non-performance, delayed performance, sub-standard performance, or non-compliance of our subcontractors.

•        We are dependent on a small number of key customers for continued sale of our services.

•        We depend on a small number of individuals who constitute our current management.

•        We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

•        Our business is subject to supply chain interruptions.

•        Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

•        We may from time to time be subject to legal and regulatory proceedings and administrative investigations.

•        Our business may be affected by technological changes and developments.

•        We have a limited operating history in an evolving industry, which makes it difficult to evaluate our prospects and may increase the risk that we will not be successful.

•        Our historical growth and performance may not be indicative of our future growth and performance.

•        We may not be able to successfully implement our business strategies and future plans.

•        We may not be able to successfully develop our Smart Farming System.

•        We do not have, and may be unable to obtain, sufficient insurance to insure against certain business risks. As a result, we may be exposed to significant costs and business disruption.

•        We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

•        Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

•        There may be potentially adverse impacts on our corporate governance because of the indemnification provisions in our articles of association pertaining to our directors and officers liability.

Risks Relating to this Offering and the Trading Market

•        If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

•        An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

•        We may not maintain the listing of our Ordinary Shares on Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

•        The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

•        Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

•        If securities or industry analysts do not publish research or reports about our business causing us to lose visibility in the financial markets or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

•        Short selling may drive down the market price of our Ordinary Shares.

•        Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

•        You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

•        Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

•        As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies.

•        We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Corporate Information

Our principal executive office is located at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No.1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia. The telephone number of our principal executive office is +60 3 6420 1071. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 E. 42nd Street, 18th Floor, New York, New York 10168. We maintain a website at www.meganmezanin.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website. It is included solely as an inactive textual reference.

THE OFFERING

Shares Offered

[•] Ordinary Shares, assuming an offering price of US$[•], the midpoint of the price range included on the cover page of this prospectus (or [•] Ordinary Shares if the underwriters exercise their over-allotment option in full).

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Ordinary Shares sold in this offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts.

Ordinary Shares outstanding prior to completion of this offering	[•] Ordinary Shares.
Ordinary Shares outstanding immediately after this offering	[•] Ordinary Shares (or [•] Ordinary Shares if the underwriters exercise their over-allotment option in full).
Underwriters	Prime Number Capital LLC and its affiliates will act as representative of the underwriters named in the underwriting agreement to be entered into with us.
Voting Rights:

Holders of Ordinary Shares are entitled to one (1) vote per share. Mr. Darren Hoo, through SSL, will beneficially own ordinary shares representing approximately [•]% of the total votes, assuming that the underwriters do not exercise their over-allotment option, for our issued and outstanding share capital following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction.

Lock-up:

We, our directors, executive officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares are expected to enter into lock-up agreements with the underwriters not to sell, transfer or dispose of any Ordinary Shares for a period of up to six months after this Offering is completed.

Listing:	We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market. No assurance can be given that our application will be approved.
Proposed Nasdaq Capital Market Symbol:	“MGN.”
Transfer Agent:	VStock Transfer, LLC.
Risk Factors:	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Ordinary Shares.
Use of Proceeds:

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance the development of new products (including our Smart Farming System), sales and marketing activities, capital expenditures and the costs of operating as a public company. See “Use of Proceeds” for more information.

Unless otherwise stated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks before you decide to purchase the shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our Ordinary Shares.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to Our Business and Industry

As we depend on subcontractors significantly in the course of our work, we may bear responsibilities for any non-performance, delayed performance, sub-standard performance, or non-compliance of our subcontractors.

We subcontract certain portions of our projects, such as the construction and maintenance of the aquaculture farms of our customers, to our subcontractors who are independent third parties. Subcontracting may expose us to risks associated with non-performance, delayed performance, or sub-standard performance by our subcontractors. As a result, we may experience deterioration in the quality or delivery of our work, incur additional costs due to the delays, suffer a higher price in sourcing the services, equipment or supplies in default, or be subject to liability under the relevant projects. Such events could impact upon our profitability, financial performance, and reputation, or result in litigation or damage claims.

There is no assurance that we would be able to monitor the performance of our subcontractors as directly and efficiently as with our own staff. If our subcontractors fail to meet our requirements, we may experience delay in project completion, quality issues concerning the work done, or non-performance by subcontractors. Consequently, we may incur significant time and costs to carry out remedial actions, which would in turn adversely affect the profitability and reputation of our business and result in litigation or damage claims against us. If our subcontractors violate any laws, rules, or regulations, we may also be held liable for their violations and be subject to claims for losses and damages if such violations result in any personal injuries and/or property damages.

In addition, our subcontractors may not always be readily available whenever we need to engage them, and there is no assurance that we would be able to maintain good working relationships with our sub-contractors in the future. As at the date of this prospectus, we had not entered into any long-term service agreement with our subcontractors. Further, there is no assurance that we would be able to find suitable alternative subcontractors that meet our project needs and requirements to complete the projects, which would in turn adversely affect our operations and financial results.

We are dependent on a small number of key customers for continued sale of our services.

Our revenue is concentrated among a small number of customers. In the financial years ended December 31, 2021 and 2022, our top 2 customers accounted for 77.84% and 70.13% of our revenue respectively. If any of these customers were to reduce or cease their business with the Company, it could have a material adverse impact on the Company’s financial condition and results of operations.

The Company has taken steps to mitigate its customer concentration risk by diversifying its customer base and developing long-term relationships with its key customers. However, the Company remains exposed to customer concentration risk, and any significant changes in the business of its key customers could have a material adverse impact on its business.

In addition, the Company’s business is dependent on the continued success of its customers. If any of the Company’s customers were to experience financial difficulties or cease operations, it could have a material adverse impact on the Company’s business.

The Company is aware of the risks associated with customer concentration and is taking steps to mitigate these risks. However, investors should be aware of the potential for customer concentration to have a material adverse impact on the Company’s business.

The primary substantial portion of our revenues will be derived from Malaysia.

In the financial years ended December 31, 2021 and 2022, all our revenue derived from operations in Malaysia. We anticipate that sales of our services in Malaysia will represent the majority of our revenues in the near future. Any significant decline in the condition of the economy of Malaysia could adversely affect consumer demand for our services, among other things, which in turn would have a material adverse effect on our business and financial condition. Such a decline would occur from numerous factors outside of our control including geopolitical disputes, regional and global economic trends and climatic and environmental disasters.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiary, MMSB, to service our debt and pay dividends, if any, taxes and other expenses.

We are a Cayman Islands holding company and have no material assets other than ownership of equity interests in our subsidiary. We have no independent means of generating revenue. We intend to cause our subsidiary to make distributions to their shareholders in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Our ability to service our debt, if any, depends on the results of operations of our subsidiaries and upon the ability of our subsidiary to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Future financing arrangements may contain negative covenants that limit the ability of our subsidiary to declare or pay dividends or make distributions. Our subsidiary is a separate and distinct legal entity; to the extent that we need funds, and our subsidiary is restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in future financing arrangements that limit the ability of our subsidiary to distribute funds), our liquidity and financial condition could be materially harmed.

We depend on a small number of individuals who constitute our current management.

We highly depend on the services of our senior management team including Mr. Darren Hoo and Mr. Ng Kai Tie. The death, disability or other loss of members of our senior management team could result in us being unable to replace such member on reasonable economic terms or in a time period that meets our proposed plan of operations, if we are able to do so at all. We do not carry key-employee insurance to compensate us for the loss of any such individuals.

Our ability to recruit, retain, and motivate key employees may be hampered by market conditions. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees could adversely affect our operating efficiency and financial condition. In addition, our growth strategy may place strains on our management who may become distracted from day-to-day duties.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As our business strategies develop, we must add additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•        Identifying, recruiting, integrating, maintaining, and motivating additional personnel. We primarily focus on project management and outsource the physical groundwork to many sub-contractors. We rely on these sub-contractors to minimize our need to tackle issues relating to management of workers which allows us to focus on the execution of the projects and their progress. To ensure that the prices paid to the related party subcontractors are market prices, all our subcontractors undergo a fair tender process for the projects involved before we engage them;

•        Managing our internal development efforts effectively, while complying with our contractual obligations to contractors and other third parties; and

•        Improving our operational, financial, and management controls, reporting systems, and procedures.

Our future financial performance will depend, in part, on our ability to effectively manage any future growth, which might be impacted by the COVID-19 outbreak, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. This lack of long-term experience working together may adversely impact our senior management team’s ability to effectively manage our business and growth.

We primarily focus on project management. As a result, we currently rely, and for the foreseeable future will continue to rely, in substantial part on various sub-contractors who undertake various on-site groundwork such as earthwork, building structural works, mechanical and electrical works, equipment supply and installation works. We rely on sub-contractors in order to minimize our need to tackle issues relating to man-management of workers, which allows us to focus on the execution of the projects and their progress. To ensure that the prices paid to the related party subcontractors are market prices, all our subcontractors undergo a fair tender process for the projects involved before we engage them. The services of these subcontractors might not continue to be available to us on a timely basis when needed, and we might not be able to find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, we may not be able to advance our business. We might not be able to manage our existing subcontractors or find other competent outside contractors and consultants on economically reasonable terms, if at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of subcontractors, we may not be able to successfully implement the tasks necessary to further develop our business initiatives and, accordingly, may not achieve our research, development, and commercialization goals. These risks may materially adversely affect our ability to attain or maintain profitable operations.

Our business is subject to supply chain interruptions.

We work with third-party logistic providers for the transportation of our aquaculture and agriculture related equipment and industrial-grade hardware. We rely on such third-party service providers’ abilities to deliver our equipment as part of the supply chain logistics. The factors that can adversely affect our operations include, but are not limited to:

•        interruptions to our delivery capabilities;

•        failure of third-party service providers to meet our standards or their commitments to us;

•        increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and

•        the COVID-19 and disruptions as a result of efforts to control or mitigate the pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Furthermore, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability. Please refer to the risk factors “Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19” set out below in this prospectus, for details on how these recent events have caused interruptions to our supply chain and impacted our operations. If we fail to manage these risks effectively, we could experience a material adverse impact on our reputation, revenue, and profitability.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our operations, and the operations of our customers, suppliers, and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses. If we or our customers, suppliers, and sub-contractors are forced to close their businesses with prolonged disruptions to their operations, we may experience a delay or shortage of supplies and/or services by our suppliers and sub-contractors, or termination of our orders and contracts by our customers. In addition, if any of our sub-contractors are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our workplace and our production and processing facilities. In such event, our operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition, and results of operations.

In addition, we have also faced difficulties in engaging suitable subcontractors from overseas jurisdictions due to travel restrictions imposed by the Malaysian Government as a result of the COVID-19 pandemic during financial years 2021 and 2022. This has led to a stagnation in our ability to take on larger projects, thereby affecting our potential growth as we rely heavily on manual labor from our sub-contractors.

We may from time to time be subject to legal and regulatory proceedings and administrative investigations.

We may from time to time be subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations or breach of contract could be asserted against us by contractors, customers, employees, ex-employees and other platforms, industry participants or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities. These investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions.

A substantial portion of our revenue is derived from services related to shrimp farming, which if done incorrectly can pollute nearby groundwater or coastal estuaries which may result in our customer being exposed to environmental claims whereby the customer may suffer claims and actions brought against them by the relevant governmental entities or other third parties. The customer may then in turn commence legal proceedings against us for damages for breach of contract if the damages suffered by the customer is a direct result of our action or negligence. There may be additional exposure under including intellectual property laws, data protection and privacy laws, labor and employment laws, securities laws, finance services laws, tort laws and contract laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our business, prospects, financial condition and results of operations. Even if we are successful in our defense, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses necessary for our business operation. Under such circumstances, our business, prospects, financial condition and results of operations would be negatively and adversely impacted.

Our business may be affected by technological changes and developments.

We may be affected by rapid changes in technology, changing market trends and evolving industry standards across all areas of our business. The risks we may face include but are not limited to:

(a)     not being able to anticipate and adapt to new technology and developing technology trends in the aquaculture and agriculture sector;

(b)    our competitors developing more innovative and efficient solutions as compared to us; and

(c)     not being able to expand our suite of agriculture and aquaculture solutions and resources quickly enough to keep up with demand.

Accordingly, our success depends on our ability to innovate and adapt our solutions to meet evolving industry standards and our customers’ expectations. We have invested, and expect to continue to invest, substantial time, capital, and other resources in understanding the needs of our customers and developing technologies, tools, features, and service offerings to meet those needs. Our current and future offerings might not be satisfactory to or broadly accepted by customers, or competitive with the offerings of our competitors. If our current or future offerings are unable to meet industry and customer expectations in a timely and cost-effective manner, our business, prospects, financial condition, and results of operations may be adversely affected.

Furthermore, technological development is inherently challenging, time-consuming, and expensive, and the nature of development cycles may result in delays between the time we incur expenses and the time we make available new offerings and generate revenue, if any, from those investments. Anticipated customer demand for an offering we are developing could also decrease after the development cycle has commenced, and we would not be able to recoup substantial costs we incurred. In addition, we might not be able to identify, design, develop, implement, and utilize, in a timely and cost-effective manner, technology necessary for us to compete effectively, that such technology will be commercially successful, or that products and services developed by others will not render our offerings non-competitive or obsolete. If we do not achieve the desired outcome from our technological investments, our business, prospects, financial condition, and results of operations may be adversely affected.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our prospects and may increase the risk that we will not be successful.

We have a limited operating history of less than 3 years since our inception in 2020 on which to base an evaluation of its business and prospects. We are subject to all the risks inherent in a small company seeking to develop, market and distribute new services, particularly companies in evolving markets. The likelihood of our success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products and services in a competitive environment.

Such risks include, but are not limited to, dependence on the success and acceptance of our services and the management of growth. In view of our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

We are subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues.

Our historical growth and performance may not be indicative of our future growth and performance.

Although we have experienced growth in operating our services in terms of a 57.3% growth in revenue and a 8.2% growth in profits from fiscal year 2021 to fiscal year 2022, we may fail to continue our growth or maintain our historical growth rates. You should not consider our historical growth and profitability as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

(a)     successfully increase our market share, brand recognition and reputation;

(b)     adapt our operations to new policies, regulations and measures that may come into effect from time to time;

(c)     deliver compelling value propositions to our customers with our services; and

(d)     expand our service offerings and expand into new jurisdictions and/or businesses.

We may not be successful in our efforts to do any of the foregoing, in which case, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully implement our business strategies and future plans.

As part of our business strategies and future plans, we intend to strengthen our market position in the Southeast Asian region as well as consider potential business opportunities through joint ventures. Our first foray into Southeast Asia market is through the development of a Frozen Seafood Processing Factory in West Nusa Tenggara, Indonesia, which project is expected to commence in the second quarter of 2024. While we have planned such expansion based on our outlook regarding our business prospects, such expansion plans might not be commercially successful, and the actual outcome of those expansion plans might not match our expectations. The success and viability of our expansion plans depend upon our ability to obtain the proper financing, favorable market conditions, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. We might not be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

We may not be able to successfully develop our Smart Farming System.

We intend to allocate approximately 30% of our net proceeds from this offering to develop a sophisticated Smart Farming System tailored for shrimp farming. The intricate nature of this technology introduces specific challenges, including the complexity of integrating real-time monitoring for temperature and pH levels. Technical hurdles such as integration issues, data accuracy concerns, and the need for continuous optimization pose potential obstacles to the successful development and implementation of the Smart Farming System. Furthermore, navigating evolving regulatory landscapes and ensuring compliance with industry standards present additional challenges, while the recruitment and retention of skilled personnel to develop such proprietary technology adds another layer of complexity to the project. These challenges may impact the timeline and effectiveness of implementing our Smart Farming System initiative, potentially adversely influencing our business, financial condition, and results of operations.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our reporting currency is the Malaysian Ringgit and fees generated from our services is denominated in Malaysian Ringgit. The exchange rates between foreign currencies in recent years have fluctuated significantly and may continue to do so in the future. Therefore, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

We do not have, and may be unable to obtain, sufficient insurance to insure against certain business risks. As a result, we may be exposed to significant costs and business disruption.

We do not currently maintain insurance coverage for business interruption, liability, or litigation insurance coverage for our operations in Malaysia. Our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses. As to those risks for which we have insurance coverage, the insurance payouts we are entitled to in case of an insured event are subject to deductibles and other customary conditions and limitations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, the conflict in Israel or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, the start of the military conflict between Russia and Ukraine and the start of the military conflict between Israel and Hamas. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflicts in Ukraine and Israel could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the respective situations in Ukraine and Israel and globally and assessing the potential impact on our business. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks may disrupt our operations and cause loss and damage to our storage facilities and office, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest, and regulatory, fiscal and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers, and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

Any adverse changes in the political, economic, legal, regulatory, taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth.

Our business, prospects, financial condition and results of operations depend on and may be adversely affected by political, economic, social and legal developments that are beyond our control in each of the jurisdictions that we operate in or in which we intend to expand our business and operations. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of these regions may also adversely affect our business, prospects, financial condition and results of operations. These developments may include, but are not limited to, changes in political leadership, nationalization, price and capital controls, sudden restrictive changes to government policies, introduction of new taxes on goods and services and introduction of new laws, as well as demonstrations, riots, coups and war. These may result in the nullification of contracts and/or prohibit us from continuing our business operations.

The jurisdictions that we operate in or in which we intend to expand our business and operations may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations if we are to expand in the region in the future. We might not be able to adapt to the local conditions, regulations and business practices and customs of the regions in which we operate in the future. Any changes implemented by the government of these regions resulting in, amongst others, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, prospects, financial condition and results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands company. Our operating subsidiary was incorporated and is located in Malaysia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Malaysia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands and Malaysia, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with companies owned or operated by related parties, including our shareholders, directors, and executive officers. See “Related Party Transactions”. For example, in order to solve our subcontractor needs with regards to water reservoir distribution, and rebuilding of shrimp ponds, we engaged VC Marine Sdn Bhd, an entity directly controlled by Darren Hoo, our Chief Executive Officer, Chairman and Executive Director. For the year ended December 31, 2021 and for the year ended December 31, 2022, and we had recorded subcontractor fees of RM8.89 million (approximately US$2.13 million) and RM21.16 million (approximately US$4.81 million) under this agreement, respectively.

We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default. For prospective transactions with any related parties after listing on Nasdaq, such transactions are subject to our Audit Committee’s review and approval.

We depend on a small number of key suppliers for continued provision of our services.

Our purchases are concentrated among a small number of suppliers. In the financial years ended December 31, 2021, 2022, and 2023, our top ten suppliers accounted for approximately 100%, 97.3% and 100% of our purchases respectively. If any of these suppliers were to reduce or cease their business with the Company, it could have a material adverse impact on the Company’s financial condition and results of operations.

The Company has taken steps to mitigate its supplier concentration risk by planning to diversifying its pool of suppliers and developing long-term relationships with its key supplier. However, in the foreseeable future, the Company remains exposed to supplier concentration risk, and any significant changes in the business of its key suppliers could have a material adverse impact on its business.

We are exposed to the credit risks of some our customers.

Our business is dependent on the continued success of its customers. If any of the Company’s customers were to experience financial difficulties or cease operations, it could have a material adverse impact on the Company’s business.

We extend credit terms to some of our customers. Our average accounts receivable turnover days were approximately 69 days and 49 days for the financial years ended December 31, 2023 and 2022, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended December 31, 2023 and 2022, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected. The Company is aware of the risks associated with customer concentration and is taking steps to mitigate these risks. However, investors should be aware of the potential for customer concentration to have a material adverse impact on the Company’s business.

There may be potentially adverse impacts on our corporate governance because of the indemnification provisions in our articles of association pertaining to our directors’ and officers’ liability.

Our articles of association outline comprehensive indemnification provisions for directors, officers, and trustees, intending to shield them from liabilities arising in the course of their duties. The broad scope of indemnification, covering actions taken in “good faith” and deemed to be in the “best interests” of the Company, may inadvertently diminish the incentive for directors and officers to exercise the highest level of care and diligence in decision-making. The extensive indemnification framework could result in reduced accountability and oversight, raising the risk of misconduct or negligence that may not be in the Company’s or shareholders’ best interests. These provisions may create a scenario where directors and officers are less motivated to act with the utmost care, knowing that the personal consequences of their actions are substantially mitigated. This decreased personal risk could impact corporate governance, potentially exposing shareholders to heightened risks stemming from lapses in judgment, mismanagement, or other adverse outcomes resulting from the actions of directors and officers. Careful consideration of these indemnification provisions is warranted to understand their potential impact on the overall risk profile and governance dynamics of the Company.

Risks Relating to this Offering and the Trading Market

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our Company’s internal controls and procedures. Our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market to regulatory investigations and to civil or criminal sanctions.

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly

A liquid public market for our Ordinary Shares might never be established or, if established, maintained. If an active public market for our Ordinary Shares is not established and maintained following the completion of this offering, the market price and liquidity of our shares may be materially and adversely affected. The public offering price for our shares in this offering was determined by negotiation between us and the underwriters based upon several factors, and the trading price of our shares after this offering might decline below the public offering price. As a result, investors in our shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Ordinary Shares on Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on Nasdaq concurrently with this offering. In order to continue listing our shares on Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. Our shares might not continue to be listed on Nasdaq in the future if we fail to meet these continued listing requirements.

If Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and the trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The initial public offering price for our Ordinary Shares was determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•        fluctuations in our revenues, earnings and cash flow;

•        the introduction of new products, offerings, and solutions by us or our competitors;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        additions or departures of key personnel;

•        disputes or other developments with respect to our or others’ intellectual property rights;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        detrimental adverse publicity about us, our brand, our services or our industry;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•        general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and

•        potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [            ] Ordinary Shares are outstanding before the consummation of this offering. An aggregate of [            ] Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming no exercise of the over-allotment option. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. An active market in our Ordinary Shares might not develop or be sustained if it does. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Malaysia law. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$[•] per share, representing the difference between our as adjusted net tangible book value per share of US$[•] as of December 31, 2023, after giving effect to the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[•] per share (being the mid-point of the initial public offering price range). See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of this offering as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Income Tax Considerations — Passive Foreign Investment Company.”

Our controlling shareholder has substantial influence over the Company. The interests of our controlling shareholder may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Prior to this offering, Mr. Darren Hoo indirectly through SSL controls an aggregate of approximately 72.3% of our issued and outstanding Ordinary Shares. Upon completion of this offering, Mr. Darren Hoo will, indirectly control approximately [•]% of our issued and outstanding Ordinary Shares.

Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholder.”

Our pre-IPO shareholders will be able to sell their Ordinary Shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per share of our Ordinary Shares than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

The requirements of being a public company may strain our resources and divert management’s attention and we have no experience operating as a public company.

Prior to this offering, we do not have experience conducting our operations as a public company. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.”

As a foreign private issuer, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. As a public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

We also expect that operating as a public company and in turn complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to us and our shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with us. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

As a “controlled company” within the meaning of the Nasdaq Stock Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and, upon the completion of this offering, will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules, because one of our shareholders, namely Soaring Fame holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the Nasdaq Stock Market Rules including:

•        an exemption from the rule that a majority of our Board of Directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

The exemption we intend to rely on is that our director nominees need not be selected or recommended solely by independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to Shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants: (c) a change of control; and (d) transactions other than public offerings.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we would not otherwise incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of our initial public offering and the listing of our Ordinary Shares on Nasdaq.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing since we plan to have a relatively small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Since we plan to have a relatively small public offering and our insiders will hold a large portion of our listed securities, Nasdaq may apply additional and more stringent criteria for our initial and continued listing, which may cause delay or even denial of our listing application.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial number of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining outstanding shares will be “restricted securities” as defined in Rule 144. These shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

Our post-offering memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares, or otherwise.

USE OF PROCEEDS

Assuming the sale of US$[•] of our Ordinary Shares in this offering, after deducting the estimated underwriting discounts and offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, we expect to receive net proceeds of approximately US$[•] from this offering.

We currently intend to use proceeds from this offering in the following ways:

Sales and Marketing — We intend to use 20% of the proceeds for the business developments. This allocation reflects our commitment to expanding brand awareness, reaching new customers, and driving revenue growth through targeted sales and marketing initiatives.

Expansion opportunities through merger and acquisition activities — We intend to use 30% of the proceeds to explore growth through the opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures, acquisitions and investments. We have not yet determined the target, if a suitable opportunity arises, we may collaborate with potential partners in the aquaculture and agriculture industries if these collaborations are likely to provide us with more business opportunities.

Development of Smart Farming System — We intend to use 30% of the proceeds to develop Smart Farming System which is a farm management system that will leverage on information technology infrastructure for data collection, farm monitoring and analysis. This strategic investment will allow us to provide additional value to our customers once developed.

Working Capital — We intend to use 20% of the proceeds for general working capital and corporate purposes.

We would receive additional net proceeds of US$[•] assuming full exercise of the underwriters’ over-allotment option. We intend to use any such proceeds for working capital and general corporate purposes. General corporate purposes may include capital expenditures.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Except as disclosed below, we have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

•        on an actual basis;

•        on a pro forma basis to reflect the issuance of ________________ Ordinary Shares pursuant to the Share Swap Agreement on[date]; and

•        on a pro forma as adjusted basis to reflect (i) the above; (ii) the issuance and sale of [•] Ordinary Shares in this offering at an initial public offering price of US$[•] per Ordinary Share, after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Shareholders’ Equity	Actual	Pro Forma	Pro Forma, As adjusted
	US$’000		US$’000
Ordinary Shares, par value US$0.0001 per share, 500,000,000 Ordinary Shares authorized, [•] Ordinary Shares outstanding on an actual basis, [•] Ordinary Shares outstanding on an as adjusted basis
Additional paid-in capital
New additional paid-in capital
Retained earnings
Accumulated other comprehensive loss	)		)

Total Shareholders’ Equity

Indebtedness
Bank borrowings
Director’s loan

Total Indebtedness

Total Capitalization
Type of Debts	Securities	Terms of repayments	Annual interest rate	Actual	As adjusted
				US$’000	US$’000

Total Indebtedness

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders at December 31, 2023 was US$[•] or approximately US$[•] per ordinary share. Net tangible book value per ordinary share as of December 31, 2023 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

Our pro forma net tangible book value of our Ordinary Shares as of December 31, 2023 gives effect to the “Pro Forma” adjustments described in “Capitalization”. Our pro forma net tangible book value as of December 31, 2023, is approximately US$[•], or US$[•] per ordinary share. Our pro forma as adjusted net tangible book value of our Ordinary Shares as of December 31, 2023 gives further effect to the sale of [•] Ordinary Shares upon completion of the offering (and [•] additional Ordinary Shares if the over-allotment option is exercised in full) at the assumed public offering price of US$[•] per ordinary share, after deducting the underwriting discount and commission and estimated offering expenses. Our pro forma as adjusted net tangible book value as of December 31, 2023 will be approximately US$[•] or US$[•] per ordinary share (or US$[•] or US$[•] per ordinary share if the over-allotment option is exercised in full). This would result in dilution to investors in this offering of approximately US$[•] per ordinary share (or US$[•] per ordinary share if the over-allotment option is exercised in full) or approximately [•]% (or [•]% if the over-allotment option is exercised in full) from the assumed offering price of US$[•] per unit (US$[•]). Net tangible book value per ordinary share would increase to the benefit of present shareholders by US$[•] per share attributable to the purchase of the Ordinary Shares by investors in this offering (or US$[•] if the over-allotment option is exercised in full).

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing offering assumptions.

	Offering Without Over-Allotment	Offering With Over-Allotment
Assumed initial public offering price per ordinary share	US$ [•]	US$ [•]
Assumed offering price	US$ [•]	US$ [•]
Net tangible book value per ordinary share	US$ [•]	US$ [•]
Pro Forma net tangible book value per Ordinary Share	US$ [•]	US$ [•]
Increase in net tangible book value per Ordinary Share attributable to pro forma adjustments	US$ [•]	US$ [•]
Pro forma as adjusted net tangible book value per Ordinary Share	US$ [•]	US$ [•]
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$ [•]	US$ [•]

Pro forma as adjusted net tangible book value as of December 31, 2023, is calculated as follows:

Total assets		US$ [_____]
Less:
Intangible assets, net	US$ [_____]
Operating lease right-of-use asset	US$ [_____]
Goodwill	US$ [_____]
Total intangible assets		US$ [_____]
Total tangible assets		US$ [_____]
Less: Total liabilities		US$ [_____]
Pro forma as adjusted net tangible book value		US$ [_____]

A US$1.00 increase or decrease in the assumed public offering price per unit would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by approximately US$[•] per share (or US$[•] per share if the over-allotment is exercised in full), and increase or decrease the dilution per share to new investors by approximately US$[•] per share (or US$[•] per share if the over-allotment is exercised in full), assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

The following tables summarize, on an as adjusted basis as of December 31, 2023, the differences between existing shareholders and the new investors with respect to the number of shares of our Ordinary Shares purchased from us, the total consideration paid and the average price per share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price Per share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100.00%		$100.00%	$

CORPORATE HISTORY AND STRUCTURE

Corporate History

Our history can be traced back to September 2020 when Mr. Darren Hoo saw an opportunity to develop a company focused on the development, construction and maintenance of aquaculture farms and related works. MMSB was therefore initially established to carry on the provision of these services. Since then, we have grown into a company covering a comprehensive range of services and solutions, which comprises the upgrading and maintenance of aquaculture and agriculture farms, design and development of new aquaculture and agriculture farms, and the sourcing of industrial supplies and rental of machinery for agriculture and aquaculture purposes.

Corporate Structure

Our Company was incorporated in the Cayman Islands on December 7, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares, with a par value of US$0.0001 each.

Pursuant to a Share Swap Agreement dated [•], each of SSL, USSB, YHCML, ECGL, KLSB, KBSB, Malama and SJCC, being the shareholders of MMSB as at the date of the Share Swap Agreement, transferred their respective shares in MMSB, representing in aggregate 100% of the issued share capital of MMSB, to MHL. The consideration for the share transfers was satisfied by the allotment and issuance of [•] Ordinary Shares in aggregate to SSL, USSB, YHCML, ECGL, KLSB, KBSB, Malama and SJCC, each credited as fully paid. The Share Swap Agreement was completed on [•].

Upon completion of the Share Swap Agreement, MHL will become the holding company of our Group.

Organization Chart(1)

The chart below sets out our corporate structure as of the date of this prospectus.

____________

(1)      This is the corporate structure of the Group after the share swaps have been completed.

Entities

A description of our principal operating subsidiary is set out below.

MMSB

On February 13, 2020, MMSB was incorporated in Malaysia with limited liability. MMSB commenced business in September, 2020 and is principally engaged in development, construction and maintenance of agriculture and aquaculture farms in Malaysia. As part of a group reorganization completed on [•], MMSB became a wholly-owned subsidiary of our Company.

Corporate Headquarters

Our principal executive offices are located at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No.1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia. Our telephone number is +60 364201071. Our website address is www.meganmezanin.com. Information on our website does not constitute part of this prospectus. Our registered and records office is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a company principally engaged in the development, construction and maintenance of aquaculture farms and related works. Our operations are based in Malaysia. Since our inception in 2020, we have established ourselves as a trusted and experienced provider of shrimp farm related maintenance services in Malaysia. As of the date of this prospectus, we are carrying out a series of upgrading works for aquaculture farms, all of which are located in Tawau, Sabah, Malaysia. This constitutes 71.8% and 43.6% of our revenue for the financial years ended December 31, 2021 and 2022, respectively. Besides that, we also carried out upgrading works for a pineapple plantation farm located at Kota Tinggi, Johor, Malaysia. This constituted Nil and 25.3% of our revenue for the financial years ended December 31, 2021 and 2022, respectively.

Complementary to our upgrading services, we also assist customers with the design and development of new farms. As of the date of this prospectus, we are currently involved in the development and construction of a shrimp hatchery center in Semporna, Sabah, Malaysia, where we have been engaged to undertake the construction of hatchery buildings and related functional facilities. We are also assisting in the development of a 111-acre shrimp farm at Tawau, Sabah, Malaysia. This comprised 22.2% and 16.4% of our revenue for the financial years ended December 31, 2021 and 2022, respectively. From time to time, we also assist our customers in sourcing for building materials and machineries available for rental for use on their farms. This comprised 6.0% and 14.6% of our revenue for the financial year ended December 31, 2021 and 2022, respectively.

With our wide suite of services and diverse revenue streams, we are well-positioned to serve customers as a one-stop center for their aquaculture and agriculture needs.

Since our inception, our business has generated significant growth in revenue and profits. Our revenue increased from MYR45,955,991 for the year ended December 31, 2021, to MYR72,310,038 for the year ended December 31, 2022, representing an increase of 57.3%. Our net income increased from MYR7,308,803 for the year ended December 31, 2021, to MYR7,908,883 for the year ended December 31, 2022, representing an increase of 8.2%.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

We are dependent on a small number of key customers for continued sale of our services.

Our revenue is concentrated among a small number of customers. In the financial year ended December 31, 2022, our top four customers accounted for approximately 85% of our revenue. If any of these customers were to reduce or cease their business with the Company, it could have a material adverse impact on the Company’s financial condition and results of operations.

The Company has taken steps to mitigate its customer concentration risk by diversifying its customer base and developing long-term relationships with its key customers. However, the Company remains exposed to customer concentration risk, and any significant changes in the business of its key customers could have a material adverse impact on its business.

In addition, the Company’s business is dependent on the continued success of its customers. If any of the Company’s customers were to experience financial difficulties or cease operations, it could have a material adverse impact on the Company’s business.

The Company is aware of the risks associated with customer concentration and is taking steps to mitigate these risks. However, investors should be aware of the potential for customer concentration to have a material adverse impact on the Company’s business.

We expect to generate recurring revenue from existing customers for the next two to three years due to the fact that our current customers are the main players in Malaysia shrimp industry, and this trend of customer concentration is likely to be maintained in the next two to three years. We are currently trying to diversify our customers, but we believe that the contribution to our revenue from any such new customers will not initially be as significant as that from our current customers.

The primary substantial portion of our revenues will be derived from Malaysia.

In the financial year ended December 31, 2022, all our revenue derived from operations in Malaysia. We anticipate that sales of our services in Malaysia will represent the majority of our revenues in the near future. Any significant decline in the condition of the economy of Malaysia could adversely affect consumer demand for our services, among other things, which in turn would have a material adverse effect on our business and financial condition. Such a decline would occur from numerous factors outside of our control including geopolitical disputes, regional and global economic trends and climatic and environmental disasters.

We depend on a small number of individuals who constitute our current management.

We highly depend on the services of our senior management team including Mr. Darren Hoo and Mr. Ng Kai Tie. The death, disability or other loss of members of our senior management team could result in us being unable to replace such member on reasonable economic terms or in a time period that meets our proposed plan of operations, if we are able to do so at all. We do not carry key-employee insurance to compensate us for the loss of any such individuals.

Our ability to recruit, retain, and motivate key employees may be hampered by market conditions. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees could adversely affect our operating efficiency and financial condition. In addition, our growth strategy may place strains on our management who may become distracted from day-to-day duties.

Critical Accounting Policies and Use of Estimates

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, allowance for doubtful accounts, revenue recognition and uncertain tax position. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Malaysia. Although the Company has not experienced losses from these situations and believe believes that it is in compliance with existing laws and regulations including its organization and structure, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations face significant challenges due to the ongoing COVID-19 pandemic and associated governmental measures like lockdowns, closures, and travel bans. This could materially disrupt our business, impacting the economy, consumer spending, and staffing. The Malaysian government has implemented various lockdown stages in response to the pandemic, including a state of emergency declared nationwide. The Company has implemented temporary measures, allowing remote work and upgrading systems. The government has eased restrictions as COVID-19 cases decreased, ending the state of emergency, lifting travel restrictions for fully vaccinated residents, and preparing to shift to an endemic phase. As of November 13, 2022, a significant portion of Malaysia’s population has received COVID-19 vaccinations.

The management of the Company considers that the impact of the Outbreak has been and will be further alleviated by the measures announced by the Malaysian Government. Potential impact to the Company’s results of operations for 2022 will depend on global economic impact due to the pandemic and if any future resurgence of the virus, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2022. As the situation continues to evolve, the management of the Company will continue to closely monitor further effect that could be caused by the Outbreak on the Company’s operation and financial position.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Malaysia Ringgit (“MYR”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“USD”), its other subsidiaries which are incorporated in Malaysia are Malaysia Ringgit (“MYR”), which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income during the year in which they occur.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2022	December 31, 2021
Year-end spot rate	MYR1 = USD4.4002	MYR1 = USD4.1750
Average rate	MYR1 = USD4.3982	MYR1 = USD4.1439

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from MYR into USD as of December 31, 2022 are solely for the convenience of the readers and are calculated at the rate of

USD1.00 = MYR4.4002, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the MYR amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Fair value measurements

The Company’s financial instruments, including cash and cash equivalents, investments in marketable securities, account receivables, contract assets, deposits and other receivables, account payables, amount due to a director, accrued liabilities and other payables and operating lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2021 and 2022 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	December 31, 2021	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
	MYR	MYR	MYR	MYR
Assets:
Investments in marketable securities	9,704,511	9,704,511	—	—
	December 31, 2022	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
	MYR	MYR	MYR	MYR
Assets:
Investments in marketable securities	14,272,365	14,272,365	—	—

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Company maintains most of its bank accounts in Malaysia.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days from the date of invoice. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends, industry trend analysis, and the credit history and financial conditions of the customers. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021, the Company did not make allowance for doubtful accounts for accounts receivable after consideration of the balances aged within 90 days and not yet overdue and fully settled subsequent to year end. As of December 31, 2022, accounts receivable of MYR11,231,721 was overdue but the Company did not make allowance for doubtful accounts for accounts receivable after consideration of the following reasons: (1) the Company has on-going projects with the respective customers; (2) regular settlements from the respective customers; (3) the outstanding accounts receivable is still within the operating cycle of the Company; (4) the balances are matured within one year; and (5) all accounts receivable of MYR17,325,463 were fully settled subsequent to year end.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract and are recognized when the excess of amount paid to suppliers over progress towards completion of sub-contracting activities on customers’ contracts. Amount paid to suppliers regarding the sub-contracting activities on customers’ contracts is refundable and will be charged to cost of revenue once incurred (i.e. the performance obligation was performed by the supplier).

In evaluating the collectability of contract assets balances, the Company considers specific evidence including aging of the contract assets, the client’s payment history, its current creditworthiness, current economic trends, industry trend analysis, and the credit history and financial conditions of the customers. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. As of December 31, 2021 and 2022, the Company provided allowance for doubtful accounts for contract assets of nil and MYR302,054, respectively, based on the estimation of the collectability of contract assets balance.

Deposits

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. As of December 31, 2022, an amount of MYR4,500,000 relating to the deposit for purchase of a property in Malaysia which has been subsequently refunded on July 31, 2023 due to cessation of acquisition.

Deferred initial public offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred initial public offering (“IPO”) costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred IPO costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred IPO costs, as well as additional expenses to be incurred, will be charged to statements of comprehensive income.

Investment in marketable securities

Investments in marketable securities, net, consist of investments in listed shares, which are listed on Bursa Malaysia. Marketable securities are accounted for under ASC 321 and reported at their readily determinable fair values as quoted by market exchanges with changes in fair value recorded in other income in the consolidated statements of comprehensive income. All changes in a marketable security’s fair value are reported in earnings as they occur, as such, the sale of a marketable security does not necessarily give rise to a significant gain or loss. Unrealized gains/(losses) due to fluctuations in fair value are recorded in the consolidated statements of comprehensive income. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairments in the consolidated statements of comprehensive income.

Equipment, net

Equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Office fixtures and furniture	10 years
Office equipment	10 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of comprehensive income. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including Equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2022, no impairment of long-lived assets was recognized.

Accounts payable

Accounts payable represents trade payables to vendors.

Contract liabilities

Contract liabilities are recorded when amounts billed under a contract exceed the progress towards completion of revenue earned under the contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied.

Accrued liabilities and other payables

Accrued liabilities and other payable are primarily include salaries payable as well as other accrual and payable.

Leases

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding operating lease right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

The Company determine if an arrangement is a lease at inception. On the Company’s balance sheet, the corporate office lease is included in operating lease right-of-use (“ROU”) asset, current portion of operating lease liability and operating lease liability, net of current portion.

Operating lease ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, The Company used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the office lease. The Company reviewed the underlying objective of each contract, the terms of the contract, and consider the current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2021 and 2022, the Company did not have any impairment loss against its operating lease right-of-use assets.

Revenue recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of April 1, 2020. Accordingly, the consolidated financial statements for the year ended December 31, 2021 and 2022 are presented under ASC 606. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Currently, the Company’s contracts do not include such variable amount. During the year, there is no provision for onerous contracts.

The Company generates its revenues primarily from development of new aquaculture and agriculture farms, upgrading of aquaculture and agriculture farms, sales of industrial supplies and rental of machinery to its customers.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606:

1.      identify the contract(s) with a customer;

2.      identify the performance obligations in the contract;

3.      determine the transaction price;

4.      allocate the transaction price to the performance obligations in the contract; and

5.      recognize revenue when (or as) the entity satisfies a performance obligation.

The determination of whether revenues should be reported on a gross or net basis is based on the Company’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Company control the products prior to transferring it. When the Company controls the products, the promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

Revenue is presented in the consolidated statements of comprehensive income. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, warranty, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its’ customers.

The Company currently generates its revenue by the below sources:

(a) Development of new aquaculture and agriculture farms

The Company currently generates revenue from the development of new aquaculture and agriculture farms. The Company is typically contracted through invitation to tender from or corporate negotiation with existing or potential customers in Malaysia. The Company designs and develops aquaculture and agriculture farms based on customers’ specific needs. The contract does not provide any post-contract customer warranty, support, or upgrades and there is no retention withheld by customers. The duration of the development period primarily between 6 to 18 months.

In general, the design and builds of farming mainly consist of four components:

•        Irrigation System

•        Earthwork

•        Water Discharge System

•        Electrical Works

The design of aquaculture and agriculture farms can have a significant impact on the productivity, efficiency, and sustainability of the farm. Some important factors to consider when designing aquaculture and agriculture farms include site selection, infrastructure design and sustainable practices.

The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (e.g., the Company integrates the materials and labor into the deliverable promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined construction project. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

Recognition of revenue and cost of revenue for construction projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measuring progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that an estimated losses on uncompleted contracts (there is none for years ended December 31, 2021 and 2022) may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized to the result of operations. Contract costs consist of costs on contracts, including labor, machine rental cost, materials, and amounts payable to subcontractors.

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the years ended December 31, 2021 and 2022, the Company is not aware of any material claims against the Company in relation to development of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the years ended December 31, 2021 and 2022.

(b) Upgrading of aquaculture and agriculture farms

Revenue from upgrading service contracts, which require the Company to provide technical support and labor services for upgrading of aquaculture and agriculture farms during the contracted periods, is generally between 4 to 18 months. For aquaculture farms (particularly shrimp farms), the focus areas of our works include ensuring proper water levels and quality, aeration and circulation systems and water intake, distribution, and discharge systems of shrimp ponds. For the agriculture farms (particularly pineapple farms), the focus area of our works is soil preparation which involves the improvement of soil structure and aeration. The upgrading services considered to be one single performance obligation since the work procedures are interrelated and affect the functions of each other like the seawater intake system, water distribution system, shrimp ponds, cables, paddle wheels, and water discharge system and work in conjunction are to ensure the farm operates effectively.

The Company recognizes revenue from upgrading of aquaculture and agriculture farms using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue. The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined upgrading services. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the years ended December 31, 2021 and 2022, the Company is not aware of any material claims against the Company in relation to upgrading of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the years ended December 31, 2021 and 2022.

(c) Sales of industrial supplies

The Company also generates revenue from sales of industrial supplies. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the industrial supplies to the customer at their specified location at which point control to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the invoice is 60 days from the invoice date.

The industrial supplies were delivered directly to customers by the suppliers and relevant shipping and handling costs for the delivery will be charged to cost of revenue once incurred.

The transaction price does not include variable consideration related to returns or refunds as the contracts do not include provisions that allow for sales refunds or returns of products. For the years ended December 31, 2021 and 2022, the Company is not aware of any material claims against the Company in relation to the sale of industrial supplies.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

(d) Rental of machinery

Rental of machinery income are mainly leasing of excavators and cranes from third party supplier, whose equipment are ready to use without, or willing to modification. The Company then sublets these excavators and cranes to customers with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements that company enters, the Company acts a principal in the transaction because the Company takes the risk of loss from lack of rental income if itself has leased the machinery as a lessee, but has not procured a lessee to fill the to rent the machineries; accordingly, the Company recognizes rental income using the gross method.

The rental agreements vary with regard to length and payment terms, usually one to six months, subject to the mutual consent of the Company and the lessee. Billing will be raised on monthly basis and payment terms set forth in the invoice is 60 days from the invoice date.

Additionally, the Company, acting as a lessor, accounts for its leases in accordance to ASC 842. Based on the terms and conditions of the leases set forth in rental agreements. The Company has recognized the leases as operating leases. The lessees have no right to terminate the rental agreements.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Cost of revenue

Cost of revenue consists primarily of buildings material cost, labor cost, machine rental cost and sub-contracting cost. Sub-contracting fee includes both subcontracting costs and other outside costs associated with performance under contracts with customers. Labor costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees and other miscellaneous administrative expenses.

Employee compensation

The full-time employees of the Company’s subsidiary in Malaysia are entitled to the government mandated defined contribution plan, such as social security, employee provident fund, employment insurance, and human resource development fund, as required by labor laws in Malaysia. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments.

The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets are based in Malaysia and all revenue are generated from Malaysia.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Income tax penalties are accrued related to late in submission of income tax for the years ended December 31, 2021 and 2022. The Company had no uncertain tax positions for the years ended December 31, 2021 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended Decembers 31, 2021 and 2022, there were no dilutive shares.

Related party

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning April 1, 2023 as the Company is qualified as an emerging growth company. The Company has adopted this standard on April 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company has adopted of this standard on April 1, 2022, the adoption did not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on April 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive loss and statements of cash flows.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenue.

	For the year ended December 31,
	2021		2022
	MYR	% of revenue	MYR	USD	% of revenue
Revenue	45,955,991	100.0%	72,310,038	16,433,352	100.0%
Cost of revenue	(36,092,005)	(78.5)%	(57,871,113)	(13,151,928)	(80.0)%
Gross profit	9,863,986	21.5%	14,438,925	3,281,424	20.0%

General and administrative expenses	(4,783,581)	(10.4)%	(2,694,918)	(612,454)	(3.7)%
Interest expenses	(1,820)	(0.0)%	(386)	(88)	(0.0)%
Profit from operation	5,078,585	11.1%	11,743,621	2,668,882	16.2%

Other income/(loss)
Impairment loss on contract assets	—	—	(302,054)	(68,645)	(0.4)%
Fair value gain on marketable securities	4,654,322	10.1%	123,652	28,101	0.2%
Interest income	1,468	0.0%	2,325	529	0.0%
Profit before income taxes	9,734,375	21.2%	11,567,544	2,628,867	16.0%

Income tax expense	(2,425,572)	(5.3)%	(3,658,661)	(831,475)	(5.1)%
Net Income	7,308,803	15.9%	7,908,883	1,797,392	10.9%

Comparison of Year Ended December 31, 2021 and 2022

Revenue

We generate revenue primarily from (i) development of new aquaculture and agriculture farms; (ii) upgrading of aquaculture and agriculture farms; (iii) sales of industrial supplies; and (iv) rental of machinery. Project services include upgrading works as well as design and development works. Total revenues increased by MYR26,354,047 or 57.3%, from MYR45,955,991 for the year ended December 31, 2021, to MYR72,310,038 for the year ended December 31, 2022.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2021		2022
	MYR	% of revenue	MYR	USD	% of revenue
Development of new aquaculture and agriculture farms	10,200,000	22.2%	11,841,961	2,691,232	16.4%
Upgrading of aquaculture and agriculture farms	32,984,551	71.8%	49,885,077	11,337,002	69.0%
Sales of industrial supplies	547,440	1.2%	6,941,000	1,577,428	9.6%
Rental of machinery	2,224,000	4.8%	3,642,000	827,690	5.0%
Total revenue	45,955,991	100.0%	72,310,038	16,433,353	100.0%

During the year ended December 31, 2021 and 2022, revenue from development of new aquaculture and agriculture farms accounted for 22.2% and 16.4% of the total revenue, respectively, while revenue from upgrading of aquaculture and agriculture farms accounted for 71.8% and 69.0% of the total revenue, respectively. In addition, revenue from sales of industrial supplies accounted for 1.2% and 9.6% during the year ended December 31, 2021 and 2022 respectively, while revenue from rental of machinery accounted for 4.8% and 5.0% during the year ended December 31, 2021 and 2022 respectively.

Total revenue increased by 57.3%, from MYR45,955,991 for the year ended December 31, 2021, to MYR72,310,038 for the year ended December 31, 2022, primarily due to the following reasons:

i)       an increase in revenue from upgrading of aquaculture and agriculture farms by MYR16,900,526 or 51.2% from MYR32,984,551 for the year ended December 31, 2021, to MYR49,885,077 for the year ended December 31, 2022, as we ramped up a series of upgrading works for aquaculture farms in Tawau, Sabah, Malaysia as well as a pineapple plantation farm located at Kota Tinggi, Johor, Malaysia;

•        Revenue from upgrading of aquaculture and agriculture farms of MYR32,984,551 for the year ended December 31, 2021 consists of revenue from three projects relating to upgrading and maintenance works for aquaculture farms in Tawau, Sabah, Malaysia. As at December 31, 2021, two out of the three above mentioned projects were still ongoing at stages of completion of 23.2% and 65.1% respectively, while the remaining project has been completed.

•        Revenue from upgrading of aquaculture and agriculture farms of MYR49,885,077 for the year ended December 31, 2022 consists of revenue from two projects relating to upgrading and maintenance works for aquaculture farms in Tawau, Sabah, Malaysia amounted to MYR31,560,227, which were projects carried forward from the prior year, and two new projects relating to upgrading works for pineapple plantation farms in Kota Tinggi, Johor, Malaysia amounted to MYR18,324,850. As at December 31, 2022, one of the projects relating to upgrading and maintenance works for aquaculture farms in Tawau, Sabah, Malaysia, was still ongoing at stage of completion 99.19%, while remaining three projects have been completed.

ii)      an increase in revenue from sales of industrial supplies by MYR6,393,560 or 1,167.9% from MYR547,440 for the year ended December 31, 2021 to MYR6,941,000 for the year ended December 31, 2022 due to an increase in sales of higher value industrial supplies to our customers;

iii)    an increase in revenue from development of new aquaculture and agriculture farms by MYR1,641,961 or 16.1% from MYR10,200,000 for the year ended December 31, 2021, to MYR11,841,961 for the year ended December 31, 2022, mainly due to new projects relating to the development of new shrimp hatchery center and shrimp farm in Sabah, Malaysia; and

iv)     an increase in revenue from rental of machinery by MYR1,418,000 or 63.8% from MYR2,224,000 for the year ended December 31, 2021, to MYR3,642,000 for the year ended December 31, 2022, mainly due to the increase in demand for rental of machineries by our customers.

Cost of revenue

The cost of revenue primarily consists of subcontracting cost, and purchase of building material and rental of machinery. The total cost of revenue increased by MYR21,779,108, or 60.3%, from MYR36,092,005 for the year ended December 31, 2021, to MYR57,871,113 for the year ended December 31, 2022.

The following table sets forth our cost of revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2021		2022
	MYR	% of revenue	MYR	USD	% of revenue
Development of new aquaculture and agriculture farms	8,245,000	18.0%	9,976,242	2,267,225	13.8%
Upgrading of aquaculture and agriculture farms	25,249,965	54.9%	37,887,871	8,610,488	52.4%
Sales of industrial supplies	526,040	1.1%	6,582,200	1,495,887	9.1%
Rental of machinery	2,071,000	4.5%	3,424,800	778,328	4.7%
Total cost of revenue	36,092,005	78.5%	57,871,113	13,151,928	80.0%

In our cost of revenue, the cost of development of new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms is mainly comprised of subcontracting costs. The cost of sales of industrial supplies and rental of machinery mainly includes sourcing of building materials and machineries respectively. The overall 60.3% increase in cost of revenue is in line with the increase in our revenue over the same period.

Gross profit

For the year ended December 31, 2021 and 2022, our gross profit was MYR9,863,986 and MYR14,438,925, respectively, and our gross profit margins were 21.5% and 20.0%, respectively. The margins remained relatively constant and the increase in gross profit is in line with the increase in our revenue over the same period.

General and administrative expenses

General and administrative expenses consisted primarily of office rental, salary and welfare expenses, tax penalties and professional service fees. General and administrative expenses decreased by MYR2,088,663 or 43.7%, from MYR4,783,581 for the year ended December 31, 2021, to MYR2,694,918 for the year ended December 31, 2022, mainly due to significant decrease in tax penalties and professional fees by MYR867,250 and MYR1,836,775 respectively, offset by an increase in investment charges by MYR759,326.

Interest expenses

Interest expenses consisted primarily of interest expenses from finance lease liabilities. For the year ended December 31, 2021 and 2022, interest expenses was MYR1,820 and MYR386, respectively.

Impairment loss on contract assets

Impairment loss on contract assets of MYR302,054 for the year ended December 31, 2022 represented expected credit losses of contract assets.

Fair value gain on marketable securities

Fair value gain on marketable securities decreased by MYR4,530,670 or 97.3% from MYR4,654,322 for the year ended December 31, 2021, to MYR123,652 for the year ended December 31, 2022. The decrease was mainly due to unrealised fair value losses on investments in marketable securities of MYR1,784,544 for the year ended December 31, 2022 compared to unrealised fair value gains on investments in marketable securities of MYR1,740,570 for the year ended December 31, 2021. In addition, the decrease was also due to lower realised fair value gains on disposal of marketable securities of MYR1,908,196 for the year ended December 31, 2022 compared to MYR2,913,752 for the year ended December 31, 2021.

Interest income

Interest income consisted primarily of interest income from bank deposits. For the year ended December 31, 2021 and 2022, interest income was MYR1,468 and MYR2,325, respectively.

Income tax expense

Our income tax expense increased by MYR1,233,089 or 50.8% from MYR2,425,572 for the year ended December 31, 2021, to MYR3,658,661 for the year ended December 31, 2022. The effective tax rates are 24.9% and 31.6% for the year ended December 31, 2021 and 2022 respectively. The increase in effective tax rate for the year ended December 31, 2021 is mainly due to higher expenses incurred that are not deductible for calculation of income tax purposes.

Net income

As a result of the foregoing, our net income increased by MYR600,080, or 8.2%, from MYR7,308,803 for the year ended December 31, 2021, to MYR7,908,883 for the year ended December 31, 2022.

Liquidity and Capital Resources

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities, if any, as and when they fall due.

The Company has considered whether there is substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and advances from a director have been utilized to finance the working capital requirements of the Company. As of December 31, 2022, the Company has positive cash flow from operating activities of MYR15,454,575 (USD3,512,244). The Company’s working capital was MYR5,975,854 (USD1,358,087) as of December 31, 2022. And the Company had a positive balance of MYR7,204,730 (USD1,637,364) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2022. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

Based on the above and taking into consideration our funding requirements, the expected cash flows from operations and our existing level of cash and cash equivalents, the management of the Company believes that the Company will have sufficient working capital for its present requirements.

Furthermore, pertaining to the capital commitment, the Company intends to use proceeds from this offering for the development of Smart Farming System, which includes establishment of research and development facility, machineries and equipment for approximately MYR7,000,000 (USD1,500,000). Please refer to “Use of Proceeds” for more information. As such, the development of Smart Farming System will not cause any impact on our liquidity in the near future.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2021	2022
	MYR	MYR
Net cash provided by operating activities	5,733,306	15,454,575
Net cash used in investing activities	(5,050,189)	(9,004,739)
Net cash provided by/(used in) financing activities	973,000	(982,983)
Increase in cash and cash equivalents	1,656,117	5,466,853
Cash and cash equivalents at the beginning of the period	81,760	1,737,877
Cash and cash equivalents at the end of the period	1,737,877	7,204,730

Operating Activities

For the year ended December 31, 2022, net cash generated from operating activities of MYR15,454,575 primarily resulted from our net income of MYR7,908,883, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items primarily consisted of impairment loss on contract assets and fair value gain on marketable securities amounting to MYR302,054 and MYR123,652 respectively.

Changes in operating assets and liabilities mainly included:

(i)     an increase in accounts receivable of MYR6,722,023, mainly due to an increase in billings in line with the increase in revenue;

(ii)    a decrease in contract assets of MYR4,437,884, mainly resulting from advances paid to subcontractors;

(iii)   an increase in deposits and other receivables of MYR890,551, mainly due to deferred initial public offering costs;

(iv)   a decrease in accounts payable of MYR4,944,902, mainly due to prompt payments to suppliers and subcontractors;

(v)    an increase in contract liabilities of MYR3,799,250, mainly due to advance receipts from customers;

(vi)   an increase in accrued liabilities and other payables of MYR8,028,897, mainly due to payables in relation to the purchase of marketable securities;

(vii)  payment of operating lease liabilities of MYR17,614; and

(viii) an increase in income taxes payables of MYR3,658,661, mainly due to an increase in tax provisions.

For the year ended December 31, 2021, net cash generated from operating activities of MYR5,733,306 primarily resulted from our net income of MYR7,308,803 as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items primarily consisted of fair value gain on marketable securities of MYR4,654,322.

Changes in operating assets and liabilities mainly included:

(i)     an increase in accounts receivables of MYR4,594,130, mainly due to an increase in billings in line with the increase in revenue;

(ii)    an increase in contract assets of MYR8,921,521, mainly resulting from advances paid to subcontractors;

(iii)   a decrease in deposits and other receivables of MYR3,050,625, mainly due to repayments to a related party;

(iv)   an increase in accounts payables of MYR7,525,575, mainly due to an increase in purchases towards the year end;

(v)    an increase in contract liabilities of MYR499,750, mainly due to billings exceeding the progress towards completion of revenue earner under the contracts;

(vi)   an increase in accrued liabilities and other payables of MYR3,092,954, mainly due to an increase in payables for consultant service fees and provision for income tax penalty;

(vii)  payment of operating lease liabilities of MYR22,180; and

(viii) an increase in income taxes payables of MYR2,425,572, mainly due to an increase in tax provisions during the year.

Investing Activities

For the year ended December 31, 2022, net cash used in investing activities was MYR9,004,739, which was primarily driven by net investment in marketable securities of MYR4,444,202, and deposits paid for purchase of properties of MYR4,555,800.

For the year ended December 31, 2021, net cash used in investing activities was MYR5,050,189, which was driven by net investment in marketable securities.

Financing Activities

For the year ended December 31, 2022, net cash used in financing activities was MYR982,983, which was driven by advance repayment to a director.

For the year ended December 31, 2021, net cash generated from financing activities was MYR973,000, which was driven by advance from a director.

Off Balance Sheet Arrangements

As of December 31, 2021 and 2022, we had no off-balance sheet financing arrangements.

Contractual Commitments

We lease property for the purpose of back-office operations for management personnel and business operation and leases equipment for the back-office operations. The future minimum lease payments under these non-cancellable operating leases are recognized as right-of-use assets and lease liabilities in the consolidated statement of financial position.

As of December 31, 2021 and 2022, we did not have any capital commitments.

Concentration of Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a client or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of account receivables, deposits, contracts receivable, contract assets, and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. Other than above, the Company has no other financial assets which carry significant exposure to credit risk.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of contracts receivable. The Company conducts credit evaluations of its clients, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its clients to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers whom represent 10% or more of the Company’s total revenue:

	For the year ended December 31,
	2021	% of revenue	2022		% of revenue
	MYR		MYR	USD
Amount of the Company’s revenue
Customer A	25,573,987	55.6%	7,313,884	1,662,171	10.1
Customer B	10,200,000	22.2%	*	*	—
Customer C	7,410,564	16.1%	32,388,843	7,360,766	44.8
Customer D	*	—	18,324,850	4,164,549	25.3

____________

*        Represents percentages less than 10%

The following table sets forth a summary of single customers whom represent 10% or more of the Company’s total accounts receivable:

	For the year ended December 31,
	2021	% of account receivable	2022		% of account receivable
	MYR		MYR	USD
Amount of the Company’s account receivable
Customer A	8,264,940	77.9%	8,457,871	1,922,156	48.8
Customer C	*	—	7,682,742	1,745,998	44.3
Customer E	1,752,250	16.5%	—	—	—

____________

*        Represents percentages less than 10%

The following table sets forth a summary of suppliers that represent 10% or more of the Company’s total purchases:

	For the year ended December 31,
	2021	% of cost of revenue	2022		% of cost of revenue
	MYR		MYR	USD
Amount of the Company’s purchase:
Supplier A	19,769,275	54.8%	*	*	—
Supplier B**	8,890,750	24.6%	21,159,286	4,808,710	36.6
Supplier C	—	—	23,307,322	5,296,878	40.3

____________

*        Represents percentages less than 10%

**      Related party — VC Marine Sdn. Bhd.

The following table sets forth a summary of single suppliers whom represent 10% or more of the Company’s total payable:

	For the year ended December 31,
	2021	% of accounts payable	2022		% of accounts payable
	MYR		MYR	USD
Amount of the Company’s accounts payable:
Supplier A	7,091,275	82.6%	975,000	221,581	26.8%
Supplier C		—	2,357,762	535,831	64.7%

BUSINESS

Overview

We are a company principally engaged in the development, construction and maintenance of aquaculture farms and related works. Our operations are based in Malaysia. Since the inception of our operating company in 2020, we have strived to establish ourselves as a trusted and experienced provider of shrimp farm related maintenance services in Malaysia. As of the date of this prospectus, we have been carrying out a series of upgrading and maintenance works for aquaculture farms, all of which are located in Tawau, Sabah, Malaysia. This constitutes 71.8%, 43.7% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively. Besides that, we also carried out upgrading works for a pineapple plantation farm located at Kota Tinggi, Johor, Malaysia. This constituted nil, 25.3% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively.

Complementary to our upgrading and maintenance services, we also assist customers with the design and development of new farms. As of the date of this prospectus, we are currently involved in the development and construction of a shrimp hatchery center in Semporna, Sabah, Malaysia, where we have been engaged to undertake the construction of hatchery buildings and related functional facilities. We are also assisting in the development of a 111-acre shrimp farm at Tawau, Sabah, Malaysia. This comprised 22.2%, 16.4% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively. From time to time, we also assist our customers in sourcing for building materials and machineries available for rental for use on their farms. This comprised 6.0%, 14.6% and [•]% of our revenue for the financial years ended December 31, 2021, 2022 and 2023, respectively.

With our wide suite of services and diverse revenue streams, we are well-positioned to serve customers as a one-stop center for their aquaculture and agriculture needs.

Our Services

Once we have received a project from a customer, we collaborate with trusted subcontractors who provide the manpower and equipment to execute the necessary upgrading, maintenance, and construction tasks on an as needed basis, all while maintaining a hands-on approach to oversee every aspect of the process. Due to the labor intensity and complexity of some of these projects, we may on occasion engage several subcontractors to work on the same project.

Upgrading and maintenance of aquaculture and agriculture farms

We offer comprehensive upgrading and maintenance solutions tailored to the needs of our valued farm customers. To date, we have provided these services for aquaculture farms focused on shrimp production as well as for an agricultural farm for the production of pineapples.

We generate revenue from charging customers a project-based fee through progress claims, usually on a monthly basis. Once we have submitted our progress claim to the customers, a site visit will be arranged to verify that the on-site progress matches the progress claim. Once verified, customers will proceed with the payment arrangement. We charge our customers based on an all-in rate that includes the cost from subcontractors, as well as the on-cost mark-up for our profit.

(a)    Aquaculture

With regards to aquaculture, we particularly focus on providing upgrading and maintenance works to shrimp farms. The following areas are our main priorities when it comes to maintenance:

(i)     Pond Maintenance.

Maintaining the cleanliness of pond bottoms after harvests is critical to prevent the accumulation of organic residues that may contain bacteria or viruses that could negatively impact shrimp cultivation in aquaculture operations. We and our subcontractors regularly inspect and maintain our customer’s shrimp ponds to ensure the ponds are in optimum condition for farming. We scrape our clients’ pond bottoms thoroughly after cultivation cycles to remove accumulated sediments and organic matter, and stabilize pond banks to prevent erosion.

(ii)    Aeration and Circulation Systems.

Proper aeration and circulation systems are essential for maintaining water quality and oxygen levels in shrimp ponds. Our customers use paddlewheels and other aeration equipment to ensure the ponds are well-aerated and that oxygen levels are optimum for shrimp survival. As part of our upgrading and maintenance work, we regularly check and maintain the aeration equipment and replace it as necessary. The condition of electrical cables and control panels are also checked regularly for damages, and parts replacements are made as needed.

(iii)   Seawater Intake, Distribution, and Discharge Systems.

Seawater Intake system

Our customer’s shrimp farms use various water treatment systems to maintain water quality, such as sedimentation ponds, mechanical filters, or biological treatments. Farm infrastructure (such as the Seawater Intake System shown above) requires regular maintenance to ensure that all the infrastructures are in optimum operating condition to prevent any negative impacts on the shrimp or the environment. We also regularly inspect and maintain the water intake, distribution, and discharge systems to ensure proper flow and prevent any blockages or damage. Our company also conducts routine water quality testing to monitor and maintain optimal water conditions for our customers’ farms.

(b)    Agriculture farms

As of the date of this prospectus, our area of expertise and focus in agricultural farms resides with pineapple farms, which involves soil preparation and ploughing. Soil preparation is critical for pineapple farming, as it ensures that the soil is adequately prepared for the growth and development of the pineapple plants. Soil preparation involves ploughing process which helps control weeds by burying weed seeds and disrupting weed growth. This can reduce competition for nutrients and water and improve yield. Moreover, ploughing helps to incorporate fertilizer into the soil, making nutrients more readily available to the pineapple plants. This can improve plant growth and yield. Finally, ploughing can also help prevent soil erosion by creating ridges and furrows that can hold water and prevent runoff. This can reduce soil erosion and loss of topsoil, which is important for maintaining soil fertility and crop productivity.

For the financial years ended December 31, 2021, 2022 and 2023, the upgrading and maintenance services segment generated approximately RM33.0 million (approximately US$7.9 million), RM49.9 million (approximately US$11.3 million) and RM[•] million (approximately US$[•]), which constituted approximately 71.8%, 69.0% and [•]% of our total revenue respectively. Upgrading and maintenance services has been and will continue to be a growth area for us, as we believe that our customers will become increasingly reliant on our expertise in maintenance and upgrading to manage their farming efficiently.

Design and development of new aquaculture and agriculture farms

We offer a range of services to help our customers design and develop their new aquaculture and agriculture farms. We consider a range of factors to ensure optimal production efficiency, environmental sustainability, and profitability. We aim to work closely with our customers to develop customized designs that meet their specific needs and goals and help them maximize the success and sustainability of their farms. As of the date of this prospectus, we have only been involved in the development of 1 aquaculture farm and 1 shrimp hatchery center.

We generate revenue from charging customers project-based Fee through progress claims, usually on a monthly basis. Once we have submitted our progress claim to the customers, site visit will be arranged to verify that the on-site progress matches the progress claim. Once verified, customers will proceed for payment arrangement. We charge our customers based on an all-in rate that includes the cost from subcontractors, as well as the on-cost mark-up for our profit.

We begin by conducting a comprehensive assessment of our customers’ needs and goals. This involves gathering information on factors such as the type of crops or aquatic animals to be raised, the available resources, and the regulatory requirements. We use this information to develop a customized design that meets our customers’ specific needs and goals.

(a)    Site Selection.

Site selection is critical, and we assist our customers in carefully evaluating factors such as climate, soil type, topography, water availability, and accessibility when selecting a site. We ensure that the site selected by our customers is located away from sources of pollution and potential hazards to minimize environmental impacts and to comply with regulatory requirements. Additionally, we take into account factors such as (i) water intake point, (ii) alignment of the discharge water to be released, and (iii) the land contour.

(b)    Infrastructure Design

We carefully select the seawater intake point by assessing critical water parameters such as salinity, pH and turbidity as well as water depth and tidal movements.

By implementing a well-designed water filtration and treatment system, we can optimize the quality of the water source to ensure that it meets the necessary standards for our aquaculture purposes.

As of the date of this prospectus, we are currently involved in the development and construction of an Integrated Shrimp Farm in Tawau, Sabah, Malaysia. This 111-acre project consists of a 99-pond shrimp farm and a processing factory.

For the financial years ended December 31, 2021, 2022 and 2023, the design and development business segment generated approximately RM10.2 million (approximately US$2.4 million), RM11.8 million (approximately US$2.7 million) and RM[•] million (approximately US$[•]), which constitutes approximately 22.2%, 16.4% and [•]% of our total revenue respectively.

Sourcing of industrial supplies and rental of machinery

From time to time, we will receive requests from customers to source for building materials and machinery (such as excavators, cranes, and backhoe) available for rental for use on their project sites. We work closely with a network of trusted suppliers and vendors to source high-quality building materials and machinery that meet the specific needs of our customers. Specifically, we will first review the customer’s requirement on the product specifications and then make requests to our qualified suppliers and vendors to provide a price quote as well as product samples for our further evaluation. In the event if we are unable to source for the actual specifications required by the customer, we will propose products with equivalent specifications to customers for their evaluation. We understand that each project is unique, and we take the time to understand the specific requirements of each customer and project to ensure that we are sourcing the right equipment and materials. In sourcing the equipment and materials, we take into consideration factors such as cost, delivery time, and availability to provide our customers with an arrangement that meets their budget and timeline requirements.

We generate revenue from issuance of invoices to customers, and once customers have signed the delivery order as a proof of goods well received in order, they will proceed for payment arrangement in accordance with the payment terms agreed. We charge our customers based on an all-in rate that includes the material cost and delivery cost from suppliers, as well as the on-cost mark-up for our profit.

For the financial years ended 2021, 2022 and 2023, the sourcing of industrial supplies and rental of machinery segment generated approximately RM2.8 million (approximately US$0.7 million), RM10.6 million (approximately US$2.4 million) and RM[•] million (approximately US$[•]), which constitutes approximately 6.0%, 14.6% and [•]% of our total revenue respectively.

Material agreements with customers

As of the date of this prospectus, we have entered into the following material contracts with the respective customers and their projects:

(a)    Wakuba Prawn Farm Upgrading Project with MAG Aquaculture Sdn Bhd

(i)     Wakuba Prawn Farm Maintenance Works Contract dated March 31, 2023

We were engaged to carry out the water reservoir distribution and discharge canal earthworks, and shrimp pond earthworks. The engagement fee for our services is RM24,307,871 and the contract is currently ongoing.

The material terms of the contract are as follows:

i.       There is no deposit requirement.

ii.      The upgrading work is carried out in accordance with the following scope of works as set out in the contract which are also the project milestones to be achieved:

•        the construction of a water reservoir and water discharge system; and

•        shrimp pond earthworks.

iii.     Our fees are invoiced to the customer on a monthly basis based on work done.

iv.      Our customer is given a one-month credit term for the payment of our invoices.

v.       The upgrading works are to be completed within 12 months from the date of the contract, i.e. until March 30, 2024.

(b)    Shrimp Hatchery Centre with XL Hatchery Sdn Bhd

(i)     Hatchery Center Expansion Project at Semporna dated December 20, 2021

We were engaged to carry out additional development works at the shrimp hatchery center in Semporna, Sabah. The engagement fee for our services was RM8,388,000 and the contract is currently ongoing.

The material terms of the contract are as follows:

i.       The customer pays us a deposit of RM2,000,000 to start mobilization of the development works, and the remaining balance of our fees are paid in accordance with the stages of work done.

ii.      The development works are carried out in accordance with the following scope of works as set out in the contract which are also the project milestones to be achieved:

•        the construction of basic infrastructure works;

•        the installation of seawater intake and discharge system;

•        the construction of main building and cultural tanks;

•        the construction of ancillary buildings such as but not limited to workers quarters, incoming water reservoir, treated water reservoir, freshwater reservoir, plankton pond, laboratory, broodstock area, warehouse and feed room; and

•        the installation of electrical works

iii.     Our fees are invoiced to the customer on a monthly basis based on work done.

iv.      Our customer is given a one-month credit term for the payment of our invoices.

v.       The development works are to be completed within 18 months from the date of the contract, i.e. until December 19, 2022. The contract has been mutually extended by the parties until February 29, 2024.

(e)     Wakuba New Prawn Farm Development with North Cube Sdn Bhd (Integrated Shrimp Farm)

(i)     New Shrimp Farm Development Contract dated June 30, 2022

We were engaged to undertake the development of a prawn farm located at Kampung Wakuba, Tawau, Sabah (situated next to the Wakuba Prawn Farm) (“Integrated Shrimp Farm”). The construction works include basic infrastructure works, main electrical works, building works, shrimp ponds, and processing factory as well as compliance works with regulatory requirements. The engagement fee for our services is RM106,746,450 and the contract is currently ongoing.

The material terms of the contract are as follows:

i.       There is no deposit requirement.

ii.      The upgrading works are carried out in accordance with the following scope of works as set out in the contract which are also the project milestones to be achieved:

•        the construction and installation of basic infrastructure works;

•        the installation of main electrical works;

•        the construction of building works such as earthwork, road and drainage works, building structural works and electrical works;

•        the construction of shrimp ponds;

•        the construction of a processing factory; and

•        conduct of compliance works with regulatory requirements such as obtaining development orders etc.

iii.     Our fees are invoiced to the customer on a monthly basis based on work done.

iv.      Our customer is given a one-month credit term for the payment of our invoices.

v.       The upgrading works are to be completed within 18 months from the date of the contract, i.e. until December 29, 2023. The contract has been mutually extended by the parties until 31 December 2024.

Material Agreements with Suppliers

As of the date of this prospectus, MMSB has entered into the following material contracts with the respective sub-contractors to undertake certain works in connection with the following projects MMSB were involved in:

(a)    Wakuba Prawn Farm Upgrading Project with MAG Aquaculture Sdn Bhd

(i)     Letter of Award dated March 31, 2023 with Pelican Prospect Sdn Bhd

We engaged Pelican Prospect Sdn Bhd as a sub-contractor to undertake the shrimp pond earthworks, at the Wakuba Prawn Farm for the contract sum of RM14,560,000. The contract is currently ongoing until March 2024. This Letter of Award is connected to the Wakuba Prawn Farm Maintenance Work dated March 31, 2023 entered into with MAG Aquaculture Sdn Bhd as detailed above.

The material terms of the contract are as follows:

i.       The contract is subject to the terms and conditions contained in the tender documents submitted the subcontractor to us and shall form as part of the contract.

ii.      The scope of works is as described in the submitted tender documents and shall include the provision for transportation, preparation works, and all other works deemed necessary for the full completion of the works.

iii.     The work to be conducted by the sub-contractor is shrimp pond earthworks.

iv.      The contract is a firm-priced contract and the contract sum is not subject to any fluctuation and cost increase for whatsoever reason other than variation instructed by us.

v.       The fees of the sub-contractor are invoiced to us on a monthly basis based on work done.

vi.     We are given a one-month credit term to pay the invoices received by us.

vii.    The total contract period is from April 1, 2023 until March 26, 2024.

(b)    Wakuba New Prawn Farm Development with North Cube Sdn Bhd (Integrated Shrimp Farm)

(i)     Letter of Award dated June 30, 2022 with Pegagau Aquaculture Sdn Bhd

We engaged Pegagau Aquaculture Sdn Bhd as a sub-contractor to undertake works such as the construction of a substation and gen set room, cabling works, building structural works and electrical works, shrimp pond earthworks, farm machinery and main building works at the Integrated Shrimp Farm for the contract sum of RM47,860,000. The contract is currently ongoing until 31 December 2024. This Letter of Award is connected to the New Shrimp Farm Development Contract dated June 30, 2022 entered into with North Cube Sdn Bhd as detailed above.

The material terms of the contract are as follows:

i.       The contract is subject to the terms and conditions contained in the tender documents submitted the subcontractor to us and shall form as part of the contract.

ii.      The scope of works is as described in the submitted tender documents and shall include the provision for transportation, preparation works, and all other works deemed necessary for the full completion of the works.

iii.     The works to be conducted by the sub-contractor are as follows:

•        the construction of a substation and gen set room,

•        cabling works,

•        building structural works and electrical works,

•        shrimp pond earthworks,

•        farm machinery,

•        the construction of a processing factory; and

•        the provision of factory machinery and equipment.

iv.      The contract is a firm-priced contract and the contract sum is not subject to any fluctuation and cost increase for whatsoever reason other than variation instructed by us.

v.       The fees of the sub-contractor are invoiced to us on a monthly basis based on work done.

vi.     We are given a one-month credit term to pay the invoices received by us.

vii.    The total contract period is from July 1, 2022 until December 31, 2023 (which has been extended to 31 December 2024.

(ii)    Letter of Award dated June 30, 2022 with Pelican Prospect Sdn Bhd

We engaged Pelican Prospect Sdn Bhd as a sub-contractor to undertake works such as land clearing and levelling, construction of water reservoir, water treatment pond, installation of seawater intake system, water inlet system, water outlet system, fencing work, building earthwork, road and drainage works, and shrimp pond earthwork at the Integrated Shrimp Farm for the contract sum of RM34,278,244. The contract is currently ongoing. This Letter of Award is connected to the New Shrimp Farm Development Contract dated June 30, 2022 entered into with North Cube Sdn Bhd as detailed above.

The material terms of the contract are as follows:

i.       The contract is subject to the terms and conditions contained in the tender documents submitted the subcontractor to us and shall form as part of the contract.

ii.      The scope of works is as described in the submitted tender documents and shall include the provision for transportation, preparation works, and all other works deemed necessary for the full completion of the works.

iii.     The works to be conducted by the sub-contractor are as follows:

•        land clearing and land levelling;

•        installation of seawater intake system;

•        construction of a water reservoir;

•        installation of a water inlet and water outlet system;

•        construction of a water treatment pond;

•        fencing work;

•        building earthwork;

•        road and drainage works;

•        shrimp pond earthwork.

iv.      The contract is a firm-priced contract and the contract sum is not subject to any fluctuation and cost increase for whatsoever reason other than variation instructed by us.

v.       The fees of the sub-contractor are invoiced to us on a monthly basis based on work done.

vi.     We are given a one-month credit term to pay the invoices received by us.

vii.    The total contract period is from July 1, 2022 until December 31, 2023 (which has been extended to 31 December 2024.

Subcontractor Process Flow

For each project we are engaged for, we invite various sub-contractors to submit their tenders to participate in the relevant projects or part thereof. Once tenders are received, we will evaluate on the suitability of the sub-contractor for the said project based on our criteria such as, amongst others, pricing, delivery period, payment terms, and the prospective subcontractor’s ability to provide the necessary materials required for the project. Once the sub-contractor is identified, a letter of award will be issued by us to the sub-contractor specifying the scope of the works required to be undertaken, the milestones to be achieved and the contract sum.

In general, ground works are undertaken by the sub-contractors whereas we primarily focus on project management. We rely on sub-contractors in order to minimize our need to tackle issues relating to man-management of workers. Instead, matters relating to the man-management of workers are dealt with by the subcontractors, and this allows us to focus our attention to the execution of the projects and its progress. To ensure that the prices paid to the related party subcontractors are market prices, all our subcontractors undergo a fair tender process for the projects involved before we engage them.

Competition

The market for aquaculture projects and services is highly competitive. Many of the producers and sellers are large entities that have significantly greater resources than we have. We also compete with small suppliers but due to the size of our projects, we believe that we are able to offer better pricing to our customers.

We believe we are strategically placed to compete based on the following factors: (i) proactive approach to cost-effective solutions for aquaculture farm development and maintenance, (ii) strong customer and supplier relationships, and (iii) an experienced management team. For further details, please refer to the section titled “Business — Our Competitive Strengths”.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

•        Cost effective solutions.    We provide cost-effective solutions for aquaculture farm development, construction, and maintenance by actively visiting customers to understand the latest progress of their operations and the issues that they are facing. Leveraging our expertise, we carefully scrutinize customers’ requests to optimize the efficiency of their farm infrastructure. We believe that this enables our customers to achieve greater success in the aquaculture and agriculture sectors by improving their output.

•        Strong Customer Relationship Built Through Experience & Knowledge.    Based on our technical know-how and experience, we are able to discuss in depth with customers on the technical issues that occurred, pinpoint root cause of issues, and propose to them on the infrastructure modification or upgrades that will contribute to overall farm improvement that will overcome the issues faced by the customers.

•        Expertise of management team.    We take pride in the expertise of our management team, guided by Mr. Darren Hoo, our Chairman and CEO. With extensive experience in the aquaculture and agriculture industries in Malaysia, Mr. Darren Hoo has played an important role in driving our growth. He leads our business strategies and fosters strong customer relationships. Thanks to his leadership, we have been able to leverage our knowledge to provide services that cater to our customers’ unique needs. We value our customers and maintain close partnerships, enabling us to gain a deep understanding of their farm operations. Drawing on our technical know-how and experience, we engage in meaningful discussions with customers, carefully diagnosing technical issues and identifying their root causes. Subsequently, we propose infrastructure modifications or upgrades that aim to enhance overall farm performance, addressing the challenges faced by our customers.

Our Growth Strategy

We intend to develop our business and strengthen our customer base, by implementing the following strategies:

•        Market Development:    We are actively researching potential clients to expand our customer beyond Malaysia, as well as tapping into international markets, starting from neighboring countries such as Indonesia. By leveraging our reputation and established customer portfolio, we aim to build new relationships and penetrate new markets. This market development strategy will allow us to tap into new revenue streams and increase our market share, driving our continued success in the industry.

•        Strategic Growth Initiatives:    As our customer base expands, we have the opportunity to identify potential partners for further business development. We propose equity participation in the entities of suitable clients, which would allow us to build a recurring revenue stream and potentially become one of our main sources of income. By forming strategic business partnerships, we can create a mutually beneficial relationship that drives our continued growth and success in the industry.

•        Development of Smart Farming System:    We intend to develop our own proprietary Smart Farming System, and we hope to establish a pilot scale project utilizing our Smart Farming System by the second quarter of 2024. Our Smart Farming System will offer several benefits including (a) water quality monitoring, (b) feeding optimization, (c) disease prevention, (d) environmental monitoring and (e) data analytics. Overall, the hardware development for our Smart Farming System will require a combination of sensors, actuators, cameras, control systems, connectivity, and power supply, all working together to optimize yields, improve resource efficiency, and promote sustainable farming practices. Our Chief Executive Officer, Mr. Darren Hoo has a degree in Biotechnology and has obtained vast experience in aquaculture and Electrical and Instrumentation engineering (E&I). Leveraging on his vast skills and experience, Mr. Darren Hoo is spearheading our venture into the development of our own proprietary Smart Farming System. With our Smart Farming System, we are poised to become a full-service aquaculture consulting company in 2025, with the provision of expert consulting and project management services being added to our business portfolio. We believe that, once developed, our Smart Farming System will be a key driver of our business growth, offering an effective tool for digital transformation in the aquaculture and agriculture industry. There are currently not many providing smart farming systems in Malaysia and neighboring countries. Hence, our solution addresses the market’s demand for modernization. By leveraging modern technology, we hope to help our customers optimize their aquaculture and agriculture farms for maximum yield and profitability. Our system will closely monitor the operating parameters of each pond and alert customers to any irregularities, enabling them to take corrective action and improve yield. In addition, the system captures a wealth of data that customers can use to analyze operational costs, estimate yields, and make informed decisions about their farms’ financial performance. Ultimately, we hope that our Smart Farming System will allow us to offer customers a more comprehensive and effective solution for their aquaculture and agriculture needs. Promoting the adoption of Smart Farming Systems will require a multi-faceted approach:

(a)     Demonstrating the benefits: By showcasing the benefits of increased productivity, reduced costs, improved resource efficiency, and enhanced sustainability, we can motivate customers to adopt our Smart Farming System. Our existing customers have expressed interest in becoming pioneers of our Smart Farming System, allowing us to demonstrate its value to other potential customers.

(b)    Providing training and support: Our Smart Farming System will require specialized knowledge and skills. We plan to offer workshops, training programs, and online resources to help customers understand how to effectively use the system and maximize its benefits.

(c)     Creating policies and incentives: We plan to collaborate with the Ministry of Agriculture Malaysia to promote modernization in agriculture, including our Smart Farming System, through tax incentives, subsidies, and research grants.

(d)    Collaborating with industry partners: We plan to partner with technology providers and financial institutions to help develop and implement new technologies, provide financing for customers, and share best practices and knowledge.

(e)     Developing networks and communities: We plan to create networks and communities of industry stakeholders to provide opportunities for collaboration, support, and information sharing, building a sense of community among farmers.

(f)     By adopting these strategies, we believe we can accelerate our adoption of smart farming technologies and help create more sustainable and productive aquaculture and agricultural sectors in Malaysia.

Marketing and Sales

We do not have a separate marketing and sales department. One of our key channels for marketing is through word of mouth as our new customers are usually referred by our existing customers or business contacts. Our Chairman and Chief Executive Officer, Mr. Darren Hoo, has long-standing relationships with some of our major customers, due to Mr. Darren Hoo’s business connections and rapport built with customers and draws on his personal knowledge and experience to generate sales for our Group.

Mr. Darren Hoo is also responsible for establishing and maintaining our customer relationships and securing orders from customers. He also communicates with our existing customers to understand their needs and market trends, so as to improve our product range. Through these regular contacts, our customers provide us with valuable feedback on industry trends and developments as well as their requirements. Mr. Darren Hoo also updates customers on our services such as information on new equipment or technology available in the market and their capabilities. He places strong emphasis on understanding the requirements of our customers and consistently providing them with tailored solutions to meet the particular needs of their farms. We consider customer feedback a valuable tool for improving our products and services. Mr. Darren Hoo is also responsible for handling customers’ complaints and any complaints arising from service quality.

Seasonality

We have not observed any significant seasonal trends. Our management believes that there is no apparent seasonality factor affecting the industry in which we operate due to the geographical location of the farms and the tropical climate enjoyed in Malaysia which enables year round operations.

Intellectual Property

We have not registered any intellectual property rights. We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Employees

As of September 30, 2023, we have four full-time employees, all of whom are based at our headquarters in Malaysia. The following table sets forth the number of our employees categorized by function as of the date of this prospectus. We have no part-time employees.

Function	Number of Employees
Chief Executive Officer	1
Chief Financial Officer	1
Accountant	1
Admin Assistant	1
Total	4

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages in-house development. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

In the course of most of our engagements, we also rely extensively on the help from subcontractors to assist in our work, especially for services such as the maintenance of existing shrimp farms of our clients and the construction of new shrimp hatcheries.

To the best of our knowledge, we are compliant with local prevailing wage and contractor licensing and have good relations with our employees. As we are expanding our business, we intend to hire additional staffs and engage consultants on an as-needed basis. We may also engage experts to advise us in various capacities.

Facilities

We are headquartered in Malaysia and operate in a corporate office located at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No.1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia. Our corporate office consists of approximately 1,195 square feet, which is our own asset. We believe that our existing office is generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth. Should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

Insurance

We currently only maintain a life insurance policy effected in favor of Mr. Darren Hoo as well as a property insurance policy covering our corporate headquarters at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No.1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Malaysia and in the market in which we operate.

Legal Proceedings

From time to time, we may become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business. Any of the pending lawsuits against us, or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

There are currently no material legal proceedings against us or that have been against us, and we are not aware of investigations being conducted by a governmental entity into our company.

INDUSTRY

All the information and data presented in this section have been derived from Protégé Associates Sdn Bhd (“Protégé Associates”)’s industry report commissioned by us entitled “Independent Market Research Report on the Agriculture Industry in Malaysia” (the “Protégé Associates Report”) unless otherwise noted. Protégé Associates has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Malaysia Economic Review

The Malaysian economy continued its growth ascension after it expanded by 8.7% in its real gross domestic product (“GDP”) in 2022 as the economic recovery from the COVID-19 pandemic gained further traction. The growth was mainly driven by overall continued policy support, improving domestic demand, a robust exports performance as well as the further easing of lockdown measures following the country’s entry into the ‘Transition to Endemic’ phase on April 1, 2022 that spurred more economic activities.

Figure 1: Malaysia’s Real GDP, 2018-2023f

Annual Growth (%)
10
8
6
4
2
0
-2
-4
-6
-8
4.8
4.4
-5.6
3.1
8.7
4.0 - 5.0
2018
2019
2020
2021
2022p
2023f

Notes: p denotes preliminary; f denotes forecast
Sources: Bank Negara Malaysia (“BNM”) and the Ministry of Finance of Malaysia

The economic growth of the country during the year was broad-based with growth registered across all economic sectors.

Figure 2: The Malaysian Economic Performance by Sector, 2021 and 2022

Sector	Annual Change (%)
	2021	2022
Manufacturing	9.5	8.1
Services	1.9	10.9
Mining	0.3	3.4
Construction	-5.2	5.0
Agriculture	-0.2	0.1

Source: BNM

The manufacturing sector expanded by 8.1% in 2022 (2021: 9.5%), riding on the strong demand for electrical and electronics (“E&E”) products. Despite the slower global semiconductor sales, fulfilment of existing backlog in orders helped to drive the expansion in the E&E cluster.

Among all the economic sectors in Malaysia, the services sector is the only sector which registered a double-digit growth rate in 2022. The services sector grew by 10.9% in 2022 (2021: 1.9%). The growth in this sector was underpinned by continued recovery in tourism activities, stronger performance in consumer-related sub-sectors amid better labor market conditions as well as improvements in real estate and business services activities.

The construction and agriculture sectors rebounded into positive territory after registering an expansion of 5.0% and 0.1% respectively in 2022 (2021: -5.2% and -0.2% respectively). The construction sector was driven by the growth in the civil engineering and non-residential sub-sectors with both sub-sectors being lifted by the continued progress of large infrastructure, industrial and commercial projects. The agriculture sector was boosted by higher oil palm output, as yields improved due to higher rainfall earlier in 2022 amid easing labor shortages. Lastly, the mining sector expanded by 3.4% on the back of sustained improvements in crude oil and natural gas production.

Moving forward, the Malaysian economy is expected to continue expanding albeit at a more moderate pace amid a challenging external environment. The Malaysian economy is projected to register a growth of between 4.0% and 5.0% in 2023 with domestic demand once again being the key driver of growth. Domestic demand in the country is expected to be supported by the realization of multi-year investment projects and the continued recovery in the labor market. Nonetheless, downside risks to the growth outlook remain and stem from higher-than-expected cost and price pressures weighing on businesses and household sentiments as well as the continuing Russia-Ukraine war which are expected to weigh on global growth in 2023.

Overview of the Agriculture Industry in Malaysia

Malaysia is a country rich in natural resources such as oil and gas, timber and other forest products, palm oil, and rubber. The country’s tropical climate and vast land resources make it well-suited for agriculture development. Agriculture refers to the activities of growing crops and rearing animals to provide food and other products. It can be divided into 4 different sub-sectors namely, crops, fisheries (including fishing and aquaculture), forestry and logging and livestock. The agriculture industry in Malaysia as a whole contributed RM99.07 billion or 6.6% of the nation’s GDP in 2022. This was a slight increase of 0.1% from RM99.00 billion in 2021 as a result of higher oil palm output, as yields improved due to higher rainfall earlier in 2022 and easing labor shortages.

Figure 3: Contribution of the agriculture industry to Malaysia’s GDP, 2021-2022

Type of product	Contribution to GDP (RM billion)
	2021	2022
Rubber	2.23	1.79
Oil palm	34.79	36.12
Livestock	16.50	16.51
Other agriculture	29.00	28.07
Paddy	2.42	2.18
Vegetables	13.32	12.83
Fruits	5.34	5.11
Food crops	6.68	6.63
Others	1.24	1.30
Forestry and logging	5.24	5.05
Fishing	11.25	11.53
Marine fishing	7.27	7.25
Aquaculture	3.98	4.29

Source: Department of Statistics Malaysia (“DOSM”)

In terms of value added, the agriculture industry generated RM55.69 billion in 2021, an increase from RM46.15 billion in 2022. Value added represents the added value of goods and services by economic activity and refers to the difference between output (i.e., value of goods and services produced) and the input (i.e., value of the goods and services consumed).

As seen in the figure below, the crops sub-sector was the leading sub-sector contributing RM48.17 billion (86.5%), followed by livestock at RM5.05 billion (9.0%), forestry and logging at RM1.60 billion (2.9%) and fisheries at RM0.87 billion (1.6%).

Figure 4: The 4 Main Subsectors of the Malaysia Agriculture Industry in Terms of Value Added, 2021

Source: DOSM

Malaysia produces and exports selected products such as palm oil and other palm oil-based products and rubber. Malaysia remains an importer of commodities such as maize, wheat, and rice. Figure 5 and Figure 6 shows the export volume and value and the import volume and value of selected agricultural commodities respectively for 2021 and 2022.

Figure 5: Export volume and value of selected agricultural commodities, 2021-2022

Type of selected commodities	2021		2022
	Export volume (tons)	Export value (RM million)	Export volume (tons)	Export value (RM million)
Palm oil	14,835,070	64,615	15,352,060	82,494
Palm oil-based oleochemical	4,740,225	26,802	4,664,053	33,614
Natural rubber	653,245	4,568	622,084	4,600
Cocoa beans	104,461	1,160	108,423	1,150
Pepper (black and white)	7,370	153	6,730	180

Source: DOSM

Figure 6: Import volume and value of selected agricultural commodities, 2021-2022

Type of selected commodities	2021		2022
	Import volume (tons)	Import value (RM million)	Import volume (tons)	Import value (RM million)
Maize	3,563,448	4,668	3,491,424	5,551
Vegetables	1,803,307	5,238	1,963,106	6,079
Wheat	1,318,057	1,769	1,385,261	2,619
Rice	1,158,931	2,385	1,238,917	2,677
Fish, crustaceans and molluscs	329,467	3,258	354,941	4,192

Source: DOSM

Malaysia still faces challenges in terms of food security and has relied on imports to meet the local demand. Malaysia’s imported RM75.71 billion worth of food compared to RM44.61 billion worth of food exports in 2022. In the preceding year, Malaysia imported RM63.65 billion worth of food compared to RM38.70 billion worth of food exports. Food products such as onions, dairy products, coffee, wheat flour, tea, shallots, potatoes, and cooking oil are among the imported items.

According to the Global Food Security Index (“GFSI”) published by The Economist, Malaysia ranked 41st globally among 113 countries, with a heavy reliance on imports for essential food products. To tackle the food security issue, the Malaysian Government (“Government”) is focusing on the 4 pillars outlined by the Food and Agricultural Organisation, namely availability, accessibility, utilization and stability in line with the National Food Security Policy Action 2021 – 2025 and the National Agro-Food Policy 2021 – 2030. The National Food Security Policy Action 2021 – 2025 aims to strengthen the country’s food supply chain from agricultural inputs to food waste, ensuring the country’s food system remains intact at all times. On the other hand, the National Agro-Food Policy 2021 – 2030 emphasizes the importance of modernization and digitization of farming with the adoption of smart farming technologies. the government plans to increase the use of automation and technology in the agro-food industry, and to ramp up research and innovation activities to modernize agro-technology. These key measures will likely assist the Government’s effort in bolstering food production and is expected to further strengthen the food value chain, and reduce Malaysia’s reliance on imported food items.

MHL is involved in the development, construction and maintenance of aquaculture and agriculture farms and related works, including implementation of smart farming technologies. In terms of agriculture, MHL has undertaken works on a pineapple farm. As such, for the purposes of this report, the agriculture sector market size will cover contribution from rubber, oil palm, and other agriculture (including vegetables and fruits), and exclude contributions from livestock as well as forestry and logging. The agriculture sector contributed to RM65.98 billion or 4.4% to the country’s GDP in 2022 compared to RM66.01 billion (4.7%) in 2020. Of this, oil palm and rubber contributed RM36.12 billion (2.4%) and RM1.79 (0.1%) billion respectively. Others such as rice paddy, fruits, vegetables, and fruit crops contributed to RM28.07 (1.9%).

Vegetables and fruits are cultivated in the open or in controlled environments as field and garden crops and are used typically for food. The types of vegetable and fruits that can be planted depend on various growing conditions such as climate conditions, water supply and delivery, weather conditions and types of soil. Despite the availability of land and suitable climate, Malaysia is a net importer of vegetables and fruits. In 2022, the country imported RM11.30 billion worth of vegetables and fruit while only exporting RM3.39 billion.

Figure 7: Planted Area, Harvested Area and Production of Vegetables and Fruits in Malaysia, 2020-2021

Type of crop	Planted area (hectares)		Harvested area (hectares)		Production (tons)
	2020	2021	2020	2021	2020	2021
Vegetables	61,614	65,911	58,255	62,560	1,030,064	1,088,039
Fruits	191,866	200,328	135,067	142,751	1,549,791	1,686,809

Source: Department of Agriculture (“DOA”)

The planted area of vegetables in Malaysia increased from 61,614 hectares in 2020 to 65,911 hectares in 2021 while the harvested area increased from 58,255 hectares to 81,321 hectares over the same period. This resulted in an increase in production of vegetables from 1.0 million tons in 2020 to 1.3 million tons in 2021. In terms of external trade, Malaysia is a net importer of vegetables. In 2021, Malaysia recorded a trade deficit of RM4.10 billion with total exports amounting to RM1.01 billion while imports stood at RM5.11 billion.

As seen in the table below, the top three vegetables produced in Malaysia in 2021 are tomato, “sawi” (brassica), and cucumber.

Figure 8: Harvested Area and Production of Selected Vegetables in Malaysia, 2020-2021

Type of vegetable	Harvested area (hectares)		Production (tons)
	2020	2021	2020	2021
Tomato	2,070	2,015	192,130	186,663
“Sawi” (Brassica)	10,427	11,024	143,286	153,271
Cucumber	5,072	4,822	101,482	96,353
Cabbage	3,217	3,691	80,641	91,389
Spinach	5,936	6,442	74,251	80,404
Lettuce	3,173	4,441	54,584	75,546
Lady’s Finger	3,600	3,859	57,861	63,062
Long Bean	3,922	4,357	52,638	60,158
Water Spinach	4,318	4,124	44,706	42,822
Brinjal	2,265	2,478	39,786	42,732

Source: DOA

Malaysia’s tropical climate is favorable for the cultivation of wide variety of tropical fruits such as banana, durian, guava, mango, mangosteen, papaya, pineapple, rambutan. Fruits can be further categorized as seasonal (i.e., fruits which are harvested at a particular time of the year) and non-seasonal (i.e., fruits which can be cultivated and harvested all year round).

The planted area of fruits in Malaysia increased from 191,866 hectares in 2020 to 200,328 hectares in 2021 while the harvested area increased from 135,067 hectares to 142,751 hectares over the same period. This resulted in an increase in production of fruits from 1.5 million tons in 2020 to 1.7 million tons in 2021. In terms of external trade, Malaysia is a net importer of fruits. In 2021, Malaysia recorded a trade deficit of RM2.70 billion with total exports amounting to RM2.03 billion while imports stood at RM4.73 billion.

In 2021, the top three fruits produced in Malaysia are durian, pineapple, and banana as seen in the table below.

Figure 9: Planted Area and Production of Selected Fruits in Malaysia, 2020-2021

Type of vegetable	Planted area (hectares)		Production (tons)
	2020	2021	2020	2021
Durian	76,895	85,280	390,635	448,272
Pineapple	14,071	16,204	323,420	375,423
Banana	26,210	27,352	313,811	330,253
Water Melon	9,247	7,568	134,225	127,835
Papaya	2,623	2,822	61,776	60,980
Rambutan	15,314	14,705	49,958	55,628
Jackfruit	4,675	5,074	35,624	41,047
Guava (Jambu Batu)	1,892	1,745	37,881	36,900
Mangosteen	3,513	3,444	9,267	26,831
Cempedak	6,409	6,550	24,469	25,486

Source: DOA

Overview of the Aquaculture Sectors in Malaysia

Aquaculture involves in the cultivation of selected living organisms in freshwater and brackish water environments, as well as the cultivation of seaweed on a commercial scale under controlled conditions. Commonly, aquaculture can be conducted in completely artificial facilities built onshore, as in the case of fish tanks, ponds, aquaponics, or raceways, whereby the living conditions are subjected to human control such as the water quality, feed, and temperature. Alternatively, aquaculture can also be conducted on shallow waters nearshore of a body of water, which therefore allows the cultivated species to be subjected to a more naturalistic environment. In Malaysia, the aquaculture industry has developed quickly since its’ beginning in the 1920’s and is regarded as an important way of increasing local production for food security. The Malaysian Government playing an active role to encourage fishermen to venture into this sector to fulfil the needs arising from the increasing demand for marine products. The aquaculture sector contributed to RM4.29 billion or 0.3% to the country’s GDP in 2022, which was an increase of 7.6% compared to RM3.98 billion (0.3%) in 2021.

The 3 main categories of the aquaculture sub-sector are freshwater, brackish water and seaweed farming. In terms of production, both the freshwater and brackish water farming have witnessed an increase from the period of 2020 to 2021.

Figure 10: Freshwater, Brackish Water and Seaweed Aquaculture Production and Value in Malaysia, 2020-2021

Categories of Aquaculture	Production (tons)		Value (RM)
	2020	2021	2020	2021
Freshwater	97,210	105,904	766,471,577	856,354,844
Brackish water	120,746	132,396	2,289,393,444	2,516,450,343

Source: Department of Fisheries (“DOF”)

Aquaculture production from freshwater registered an increase of 8.9% from 97,210 tons in 2020 to 105,904 tons in 2021. Meanwhile, aquaculture production from brackish water recorded an increase of 9.6% from 120,746 tons in 2020, to 132,396 tons in 2021. On the other hand, seaweed farming witnessed a moderate decrease as production dropped by 1.7% from 182,061 tons in 2020 to 178,888 tons in 2021. Nonetheless, there was an increase in terms of value generated in all 3 categories of aquaculture from 2020 to 2021.

As depicted in the table below, the top three freshwater species produced in Malaysia are freshwater catfish, red tilapia, and river catfish.

Figure 11: Production Figures of Selected Freshwater Species in Malaysia, 2020-2021

Selected Species	Production (tons)
	2020	2021
Keli (Freshwater Catfish)	31,958	29,013
Red Tilapia	30,022	28,009
Patin (River Catfish)	21,144	18,227
Rohu	3,815	5,199
Black Tilapia	4,671	3,453
Jelawat (River Carp)	3,233	2,680
Big Head Carp	2,254	2,229
Genetically improved farmed tilapia	2,916	1,941
Channel Catfish	1,338	1,392
Common Carp	959	1,111

Source: DOF

Brackish water is water that is saltier than normal freshwater, but less salty than seawater. In the aquaculture industry, brackish water can be used to breed a wide variety of fishes. These fishes can be further categorized as shellfish (i.e., aquatic animals that have a shell but no spine or bones) and fish (i.e., aquatic animals that have fins and a center spine with bones).

In 2021, the top three brackish water farming produce in Malaysia are white shrimp, seabass and tiger prawn.

Figure 12: Production Figures of Selected Brackish Water Species in Malaysia, 2020-2021

Type of Brackish Water Species	Production (tons)
	2020	2021
White Shrimp	35,149	38,377
Seabass	23,034	34,187
Tiger Prawn	13,525	18,120
Cockles	18,674	16,989
Mangrove Snapper	6,859	5,793
Red Snapper	7,256	5,371
Milkfish	3,254	2,820
Bawal Emas (Golden Pomfret)	2,913	2,617
Hybrid Grouper	3,637	2,477
Horse mackerel	2,910	2,092
Mussels	1,363	1,473
Red Tilapia	514	934

Source: DOF

The Role of IOT in and the Agriculture Industry In Malaysia

The internet of things (“IOT”) refers to a network of physical objects that are linked together to a system that serves to collect and exchange data. It is a form of information technology (“IT”) that is expected to drive digital connectivity and industrial development related to the Fourth Industrial Revolution (“4IR”). Connected by the Internet, physical objects ranging from everyday household objects to complex industrial tools are able to collect and transmit data through multiple methods such as radiofrequency identification (“RFID”), infrared sensors, and quick response (“QR”) codes, thus enabling smarter identification, location sensing, tracking, and monitoring. While physical infrastructure has traditionally been separated from IT infrastructure, IOT has enabled connectivity between the two and allowed both physical and IT infrastructure to function as a single unit. The emergence and growth of IOT has led to the development of wearable technology, smart homes and smart cities, as well as smart farming. IOT can help businesses improve their productivity and efficiency by automating tasks, collecting data in real time, and analyzing said data to provide insights for better decision-making. IOT can also help to reduce costs as a result of improved productivity and automation of tasks.

With developments in technology, farming has developed from manual farming to farming with machinery to further use of technologies leading to smart farming. Smart farming is an emerging concept of farming management that utilizes modern technologies such as IOT to improve the quantity and quality of agricultural products whilst minimizing environmental impact and reducing the use of resources. Sensors can be placed in the ground or in water to collect data such as soil moisture, air temperature, or water pH levels. Software can be used to analyze the collected data and provide farmers with recommendations on improving processes. Due to the connectivity to IOT, farmers are then able to access the data and software at their own convenience. Automation also allows farmers to automatically water plants or dispense feed in ponds, thus optimizing management of plants and animals and leading to greater efficiency.

The adoption of smart farming in the agriculture and aquaculture industries in Malaysia has been relatively slow due to the perception that technologies such as IoT and artificial intelligence (“AI”) are expensive and not viable for the industries. Nevertheless, inroads have been made to increase the adoption of smart farming in the agriculture and aquaculture industries in Malaysia. Singularity Aerotech Asia Sdn Bhd had developed the SM4RT TANITM platform which utilizes IOT and cloud-based solutions to provide Malaysian farmers with digital tools to monitor soil, weather, and water conditions in real-time. FGV Integrated Farming Holdings Sdn Bhd, a subsidiary of FGV Holdings Berhad which is a company listed on the Main Market of Bursa Malaysia, has utilized technology such as automated transplanting machines to plant rice paddy as well as drones to map farming areas and monitor crop health. Similarly, Wavetree Technologies Sdn Bhd, a subsidiary of Techna-X Berhad which is a company listed on the Main Market of Bursa Malaysia, is involved in the provision of IOT solutions such as environmental monitoring, water quality sensing, and health monitoring in aquaculture.

Various stakeholders, including the Malaysian Government, private sector companies involved in the agricultural sector and farmers have acknowledge the key benefits that comes with the adoption of smart farming technologies. Like many countries, Malaysia relies on imports for food products. Some of the challenges faced by the agriculture industry include labor shortages, lack of automation and technology adoption, as well as a dependence on foreign labor. The Government hopes that the use of smart farming technologies will become more widespread and help to solve food security issues.

The Malaysia Digital Economy Corporation (“MDEC”), Malaysia’s lead agency in digital transformation has rolled out “eLadang”, a digital agriculture technology (“AgTech”) initiative whereby the MDEC collaborates with players in the agriculture industry to infuse 4IR technologies to increase productivity, quality, and revenue while reducing operational and manpower costs. The “eLadang” initiative also aims to transform the agriculture industry to a high-skilled, digitally empowered, and data driven industry to further boost Malaysia’s digital economy. In the same vein, the Ministry of Agriculture and Food Security (“MAFS”) has proposed for training institutes to develop skilled agricultural workers. The youth have been identified as a main group that is open to accepting modern and smart farming technologies in line with the 4IR.

By adopting smart farming technologies, Malaysia can improve the efficiency, sustainability, and productivity of its agriculture sector, helping to achieve food security for the country.

Historical Market Performance and Growth Forecast

Protégé Associates has provided the historical performance and growth forecast of the agriculture sector in Malaysia based on a combination of resources including data from the DOSM and the DOA.

Figure 13: Historical Size and Growth Forecast for the Agriculture Sector in Malaysia, 2020-2027

Year	Value (RM billion)	Annual Growth (%)
2020	66.68	—
2021	66.01	-1.0
2022	65.98	-0.1
2023[f]	66.64	1.0
2024[f]	67.44	1.2
2025[f]	68.25	1.2
2026[f]	69.13	1.3
2027[f]	70.03	1.3

____________

Notes:

1)       e denotes estimate, f denotes forecast

2)       Compound annual growth rate (“CAGR”) (2023-2027) (base year of 2022) = 1.2%

Source: Protégé Associates

Protégé Associates has provided the historical performance and growth forecast of the aquaculture sector in Malaysia based on a combination of resources including data from the DOSM and the DOF.

Figure 14: Historical Size and Growth Forecast for the Aquaculture Sector in Malaysia, 2020-2027

Year	Value (RM billion)	Annual Growth (%)
2020	3.99	—
2021	3.98	-0.2
2022	4.29	7.6
2023[f]	4.45	3.7
2024[f]	4.61	3.7
2025[f]	4.78	3.6
2026[f]	4.95	3.6
2027[f]	5.12	3.5

____________

Notes:

1)       e denotes estimate, f denotes forecast

2)       CAGR (2023-2027) (base year of 2022) = 3.6%

Source: Protégé Associates

In 2022, the agriculture sector in Malaysia was valued at RM65.98 billion, which was a slight decrease of 0.1% from RM66.01 billion in 2021. During the same year, the aquaculture sector in Malaysia was valued at RM4.29, an increase of 7.6% from 3.98 billion in 2021.

In the short-term (2023-2024), growth in the agriculture and aquaculture sectors is likely to be underpinned by the continued demand for agro-food products from the Malaysian population as well as Government initiatives in improving the nation’s food security. However, downside risks include the high cost of implementing smart farming technologies and the skill gap in using and maintaining such technologies. In the medium to long-term (2025-2027), continued efforts by the Malaysian Government to improve the level of self-sufficiency for various food products including rice, beef, and fruits and vegetables to reduce the nation’s reliance on food imports as well as to increase the share of contribution of aquaculture to the production of seafood products to reduce the strain on natural resources. The Government also intends to digitise the economy and have introduced the National IoT Strategic Roadmap and the National 4IR Policy as well as tax incentives and grants to encourage the adoption of IoT, AI, and other technologies. Additionally, the use of technology in the agriculture and aquaculture sectors can assist farmers and producers in monitoring crops and animals more effectively, which may improve the quality of the end product. On the other hand, the agriculture and aquaculture sectors may continue to be affected by lack of adoption of smart farming techniques. The lack of broadband coverage and connectivity may further affect the ability to implement smart farming technology.

Competitive Analysis

MHL is involved in the development, construction and maintenance of aquaculture and agriculture farms and related works, including the implementation of smart farming technologies. MHL has undertaken works on shrimp aquaculture farms as well as a pineapple agriculture farm. For the financial years ended December 31, 2022, MHL recorded revenue of RM73.2 million. Competitors of MHL include companies that develop and construct agriculture and aquaculture farms, players who develop smart farming technologies in-house, or players that are smart farming service providers.

For the purposes of comparison, Protégé Associates has selected companies registered in Malaysia involved in the provision of smart farming solutions.

Alliance Agrotech Sdn Bhd (“Alliance Agrotech”):    Alliance Agrotech is principally involved in the provision of smart farming technologies such as drones, unmanned ground vehicles, aerial mapping, as well as agriculture consulting services to aid farmers and producers. For the financial period ended September 30, 2022, Alliance Agrotech recorded revenue of RM0.2 million.

Braintree Technologies Sdn Bhd (“Braintree Technologies”):    Braintree Technologies is principally involved in the development of smart farming technologies utilising robotics and AI. Braintree Technologies utilises drones to inspect farms as well as map out farms, count trees, and disperse pesticides. For the financial year ended June 30, 2022, Braintree Technologies recorded revenue of RM3.3 million.

FGV Prodata Systems Sdn Bhd (“FGV Prodata Systems”):    FGV Prodata Systems is a subsidiary of FGV Holdings Berhad, which is publicly listed on the Main Board of Bursa Securities Malaysia Berhad. It is primarily involved in the provision of information and communication technology services for customers in various sectors such as agriculture, transportation, financial, and education. For the agriculture sector, FGV Prodata Systems provides solutions such as estate management and automation. For the financial year ended December 31, 2021, FGV Prodata Systems recorded revenue of RM185.7 million.

Hexa IoT Sdn Bhd (“Hexa IoT”):    Hexa IoT is principally a provider of IoT solutions to customers in various sectors including agriculture and manufacturing. For the agriculture sector, Hexa IoT provides solutions such as soil, climate, and water monitoring as well as visual quality inspection. For the financial year ended May 31, 2022, Hexa IoT recorded revenue of RM0.6 million.

MH Delima Sdn Bhd (“MH Delima”):    MH Delima is primarily involved in the provision of teaching equipment for various sectors including agriculture and automotive. In cooperation with Universiti Teknologi Mara, MH Delima has developed smart farming solutions such as water monitoring system, feeding system, recirculatory aquaculture system, as well as fertigation and irrigation systems. For the financial year ended December 31, 2021, MH Delima recorded revenue of RM4.9 million.

Redtone Digital Berhad:    Redtone Digital Berhad, a company listed on the ACE Market of Bursa Malaysia Securities Bhd, is a provider of telecommunications services, managed telecommunications network services, and industry digital services. Under industry digital services, Redtone Digital Berhad provides cloud services and application, virtual reality, and IoT for smart farming. For the financial year ended June 30, 2022, Redtone Digital Berhad recorded revenue of RM158.0 million, of which RM4.3 million from industry digital services.

Singularity Aerotech Asia Sdn Bhd (“Singularity Aerotech Asia”):    Singularity Aerotech Asia is primarily an engineering services and technology provider for various sectors including aerospace, manufacturing, oil and gas, and agriculture. Singularity Aerotech Asia has developed SM4RT TANITM, a platform which utilizes IOT and cloud-based solutions to monitor soil, weather, and water conditions in real-time. For the financial year ended December 31, 2021, Singularity Aerotech Asia recorded revenue of RM7.7 million.

Figure 15: Comparison between MHL and Selected Market Players

Company Name	Latest Available Financial Year	Revenue (RM million)		Profit/(Loss) Before Tax (RM million)	Profit/(Loss) After Tax (RM million)	Profit/(Loss) Before Tax Margin (%)	Profit/(Loss) After Tax Margin (%)
Megan Holdings Limited	31 December 2022	73.2		12.5	9.5	17.1	13.0
Alliance Agrotech	30 September 2022(1)	0.2		*	*	0.4	(0.1)
Braintree Technologies	30 June 2022	3.3		*	*	1.4	(4.9)
FGV Prodata Systems	31 December 2021	185.7	(2)	-6.1	-4.4	(3.3)	(2.4)
Hexa IoT	31 May 2022	0.6		*	*	1.2	0.2
MH Delima	31 December 2021	4.9		*	*	0.8	0.3
Redtone Digital Berhad	30 June 2022	158.0	(3)	56.5	40.5	35.8	25.6
Singularity Aerotech Asia	31 December 2021	7.7		0.2	0.1	2.6	1.3

____________

Notes:

•        The list of market players is alphabetically arranged and does not constitute as a ranking;

•        The above companies are considered directly comparable as they provide smart farming products and solutions similar to Megan Holdings Limited. However, these comparable companies may not be identical to Megan Holdings Limited due to the following reasons:

a.       Not all companies have the same financial year end; and

b.       Not all companies carry out the same type of smart farming business activities, products and services as each other. They may provide products and solutions such as drones, unmanned ground vehicles, water monitoring systems, feeding systems, irrigation systems, AI solutions, or cloud-based solutions. They may also derive revenue from other non-smart farming activities such as provision of computer upgrading services, sales and rental of computer hardware and software, telecommunications services, managed telecommunications network services.

•        * denotes a figure less than RM100,000

1.       The financial period for Alliance Agrotech Sdn Bhd was April 16, 2021 to September 30, 2022

2.       The revenue of FGV Prodata Systems includes the income generated from provision of computer upgrading services (RM66.3 million), provision of IT services (RM64.8 million), sales of computer hardware and software (RM21.8 million), training services (RM0.2 million), and rental of computer hardware and software (RM32.6 million).

3.       The revenue of Redtone Digital Berhad includes the income generated from telecommunications services (RM40.8 million), managed telecommunications network services (RM80.1 million), non-operating spectrum related income (RM32.8 million), and industry digital services (for smart farming) (RM4.3 million).

Source: Megan Holdings Limited, Annual Report of Redtone Digital Berhad and Companies Commission of Malaysia

Market Share

There is a total area of 7,788,965 hectares of agriculture crops located throughout Malaysia in 2021. As seen in the figure below, oil palm represents the largest planted area with 5,737,731 hectares. It is followed by rubber with 1,137,136 hectares of planted area.

Figure 16: The Planted Area of Agriculture Crops in Malaysia, 2021

Type of Crop	Planted Area (hectares)
Rubber	1,137,136
Oil palm	5,737,731
Paddy	647,859
Vegetables	65,911
Fruits	200,328
Total	7,788,965

Source: DOA, Ministry of Plantation and Commodity

MHL currently services 1 agriculture farm with a total area of approximately 121 hectares, thus giving them a market share of less than 0.01% in terms of total area.

Meanwhile, in 2021, there were 190,890 units of aquaculture culture systems in Malaysia a total area of 15,290 hectares. The types of aquaculture culture systems include ponds, cages, tanks, and pen culture.

Figure 17: Number and Area of Freshwater and Brackish Water Culture Systems in Malaysia, 2021

Type of Culture System	Units	Area (hectares)
Freshwater	79,846	7,285
Brackish Water	111,044	8,005
Total	190,890	15,290

Source: DOF and Protégé Associates

MHL currently services 2 aquaculture farms with a total area of 267 hectares, thus giving them a market share of 1.7% in terms of total area.

Key Industry Drivers

Growing Population in Malaysia

In 2022, the population in Malaysia was estimated at 32.7 million compared to 32.6 million in 2021. The population is expected to reach 41.5 million in 2040. The demand for agriculture and aquaculture produce is positively correlated to the growth in population as a higher population will lead to demand for food as a basic need. This is likely to drive the agriculture and aquaculture sectors as more products such as vegetables, fruits, fish, and shrimp need to be produced to meet the demands of the population. This will in turn spur the growth of smart farming technology in the agriculture and aquaculture sectors to reduce operational costs and labour demands while ensuring sufficient food for the population.

The Malaysian Government’s Prioritisation of Food Security

To meet the needs of the country’s population, Malaysia has been importing food products from other countries. Food products imported by Malaysia include meat and meat products, dairy and dairy products, fish, rice, vegetables, fruits, and sugar. In 2022, Malaysia’s imported RM75.71 billion worth of food compared to RM44.61 billion worth of food exports, resulting in a trade deficit of RM31.10 billion. In the preceding year, Malaysia imported RM63.65 billion worth of food compared with an export of food worth RM38.70 billion, resulting in a trade deficit of RM24.95 billion. Furthermore, Malaysia ranked 41st on the GSFI with a heavy reliance on imports for essential food products, which signifies that the country does not produce enough of food to feed its people. More recently, the impact of the COVID-19 pandemic, geopolitical conflict, climate, and currency has led to an increase in food input prices. The poultry industry in particular was affected as the price of animal feed (which Malaysia significantly imports) led to a shortage in poultry and eggs, affecting the accessibility and ability for consumers to purchase said products.

The Malaysian Government is committed to tackle the issue by outlining its strategies and plans in line with the National Food Security Policy Action Plan 2021 – 2025 and the National Agro-Food Policy 2021 – 2030. Under the National Agro-Food Policy 2021 – 2030, Malaysia aims to improve the level of self-sufficiency of food products such as rice from 63.0% in 2019 to 80.0% in 2030, fruits from 78.2% to 83.0%, beef from 22.3% to 50.0%, and vegetables from 44.6% to 79.0% over the same period. The Government also aims to increase yield from aquaculture activities to reduce pressure on demand for natural water resources. The abovementioned policies are being implemented to bolster the food production with the adoption of modern technologies, thus reducing the import dependency. This will likely drive the agriculture and aquaculture sectors moving forward, which in turn bodes well for the use of IOT in the aforementioned sectors.

Government’s Digitization Effort

Besides making food security a national priority, the Malaysian Government is also prioritizing the digitization of the economy and have launched the National 4th Industrial Revolution Policy (“National 4IR Policy”) to address digitization. The National 4IR Policy focuses on 10 key sectors, such as agriculture, manufacturing, healthcare, education, and construction. In terms of the agriculture industry, key initiatives include the establishment of 4IR agricultural technology application centre as well as establishing a 4IR agriculture facilitation fund to further encourage the adoption of emerging technologies such as drone technology and IoT to enhance efficiency and productivity in farming. An additional initiative in the National 4IR Policy is investment in basic infrastructure in rural areas to enable the adoption of 4IR technologies. In addition, the Malaysian Government had previously introduced the National IoT Strategic Roadmap. The roadmap, launched in 2014, aims to modernize farming and hence improve the overall efficiency and productivity of the agriculture industry.

In support of digitization, the Malaysian Government is also providing tax incentives to further encourage the adoption of 4IR technology amongst market players. Under the Revised Budget 2023, the Government reviewed the Accelerated Capital Allowance (“ACA”) to include the agriculture industry in addition to the manufacturing and services industries. There are also tax incentives for food production projects including modern environmentally controlled agriculture up to the year 2025. Aside from tax incentives, the Government is also providing grants to spur the modernization of the agricultural sector by providing a matching grant of RM50.0 million to encourage the automation in the agriculture sector through the use of robotics and AI.

The Government had also announced that RM1.00 billion worth of funding under the Agro-Food Financing Scheme will be made available via Bank Negara Malaysia (“BNM”) to help agro-food entrepreneurs in increasing their production capacity. In addition to that, the Malaysian Government has announced an allocation of RM10.0 million to expand the e-Ladang program via MDEC. The program aims to onboard train more small-scale farmers and producers to adapt to technology, thus increasing their awareness of the latest farming technologies.

Smart Farming Technology Improves the Quality of Agriculture and Aquaculture Products

Most of the agriculture and aquaculture products in Malaysia vary in terms of quality. However, with most consumers being more health conscious, there is a rising demand for quality agriculture and aquaculture products. As a result, industry players in the agriculture and aquaculture sectors are looking to solutions to further improve the quality and standards of their produce.

With the advancement in technology, smart farming practices that incorporate the usage of IoT and big data analytics will aid farmers and aquaculture practitioners to better understand the quality of their products via real-time monitoring and analytics of the collected data. For example, the usage of drone technology in the agriculture sector has allowed farmers to be more efficient in their crop management. The mapping capabilities of drones has enabled the farmers to measure and obtain data such as the water stress level and the physiological features of the crop in a more accurate fashion. This move has allowed them to make more informed decisions and maintain the quality of their produce. Smart farming has also enabled market players in the aquaculture industry to utilize technology such as IoT, big data analytics and AI to monitor the water quality and to increase the efficiency in the prevention of diseases in fishes and other aquaculture produce. As a result, they will be able to deliver products that are of better quality to consumers. The ability to produce higher quality products is likely to spur the adoption of smart farming technology to meet consumer needs.

Potential Industry Challenges

Lack of Adoption of Smart Farming

Despite the Malaysian Government’s effort in promoting adoption of smart farming, most industry players in the country still rely on conventional methods of farming due to the high cost of implementation and the limited knowledge towards smart farming.

There are costs that needs to be incurred for a full implementation of smart farming technology. The tools and equipment involved in the deployment of the technology such as drones, IoT tools, and big data analytics software require upfront capital expenditure. On top of that, there are maintenance and servicing costs involved in ensuring the entire system functions optimally. Farmers and producers may be unable to or unwilling to invest to set up and utilize smart farming technologies as they may not be able to visualize the improvements in efficiency and productivity that such technologies will offer them.

Despite the Malaysian Government’s efforts in promoting adoption of smart farming technologies, the desire for changes in the farming practices is still low. Farmers and producers still rely on conventional technologies and methods due to limited infrastructure and knowledge compared to more developed countries. Malaysian farmers may feel uncertain and insecure about adopting smart farming practices due to their unfamiliarity with them. Malaysian farmers, especially those in rural or remote areas, may still be unaware of smart farming practices. Limited access to technology and knowledge, especially in remote locations, further hinders their ability to adopt necessary farming technologies.

Skill Gap in Using and Maintaining Smart Farming Technologies

Effective implementation of smart farming technologies requires knowledge and technical competency. However, there is a skill gap amongst stakeholders including the farmers and producers. As a relatively new technology in Malaysia that is not yet widely adopted, the number of professionals with the necessary knowledge is limited.

To fully leverage the benefits of smart farming technology, farmers and producers must be able to grasp and apply the technology seamlessly to monitor their crops optimize the yield. Without proper understanding, they may not experience improvement, while incurring expenses related to investment and maintenance in the smart farming equipment.

Insufficient Coverage and Connectivity in Certain Areas in Malaysia

The implementation of smart farming technologies requires network connectivity to connect various parts such as sensors, computers, and automated machinery and equipment. Insufficient coverage and low connectivity in certain areas in Malaysia is likely to negatively affect adoption of smart farming technologies. According to Malaysia Communication and Multimedia Commission, the nationwide fixed-broadband penetration rate stood at 48.6% as of 1Q 2023. On a related note, the fixed broadband penetration rate is relatively low in several states in Malaysia, particularly in states such as Kelantan, Pahang and Terengganu in the East Coast, and Sabah and Sarawak in Malaysia. As of 1Q 2023, the fixed broadband penetration rate for Kelantan, Pahang and Terengganu is merely 24.8%, 30.9% and 35.3% respectively. Meanwhile, the fixed broadband penetration rate for the Malaysian states of Sarawak and Sabah is only 38.9% and 29.7% respectively. Nationwide adoption of the smart farming technology may be hindered by the lack of connectivity as network and broadband infrastructure are crucial for the effective implementation of said technology. Additionally, the current network and broadband infrastructure may not be adequate for the full implementation of smart farming technologies, particularly in transmitting large volumes of data collected.

To address this, the Malaysian Government has pledged to improve the digital infrastructure as outlined in the 12th Malaysian Plan. The Government is allocating RM28.00 billion to improve the existing 4G network with investment by both the public and private sectors. On top of that, an additional RM15.00 billion is allocated to expedite the implementation of 5G network, with investment primarily from the private sector. Besides that, the Government through Jalinan Digital Negara (“JENDELA”) is targeting an 80.0% deployment of 5G network services in populated areas nationwide by the end of 2023 through the implementation of JENDELA Phase 2 (2023 – 2025).

Nevertheless, though efforts are being made to improve network connectivity across the nation, the current infrastructure in Malaysia is not optimal for a full implementation of smart farming and is likely to affect the growth of the agriculture and aquaculture sectors.

Network Security Threats Due to the Sophistication in Technology

The proliferation of data via multiple devices, platforms and networks has heightened the risk of cyber-attacks beyond computers. As Internet usage expands via the application of IoT devices and networks, there is a heightened risk of data breaches jeopardizing people’s identity, privacy and other vital information. The risk also deters farmers and producers from adopting of smart farming technologies, fearing data theft and unexpected network security breaches that could compromise confidential information such as crop yields and production capacity. Network security breaches may also expose farmers and producers to sabotage if the smart farming technologies are maliciously misused. Established smart farming firms need to invest in safer and more secure agricultural technology software to address such threats.

Barriers to Entry

Capital Expenditure Requirements

The implementation and maintenance of IoT devices and software systems in smart farming requires investment. To fully implement smart farming in agriculture or aquaculture ventures, funds must be allocated for initial capital expenditure. Prospective entities venturing into the smart farming technology field, either as end-users of the technology or agricultural solutions provider, must be prepared to incur costs relating to the procurement of the relevant tools and equipment. Such costs include purchasing sensors, setting up infrastructure for network connectivity, data analytics to analyze the data collected from sensors, and the software required to manage and monitor operations.

In addition to the initial capital expenditure requirements, maintenance costs associated with smart farming technologies can be expensive. Machinery and equipment used in smart farming require regular maintenance to perform optimally. Further to routine maintenance, hardware and software updates may be required to keep abreast with technological advancements. Moreover, the machinery and equipment are used outdoors and may be exposed to wear and tear, resulting in repair and replacement costs for farmers and producers.

Training Cost to Equip Stakeholders with Necessary Competency

As smart farming is a relatively new technology, equipping stakeholders with the necessary competency in smart farming techniques, including IoT and automation technology, is likely to come with high training costs. As a result, the firms that intend to implement smart farming is expected to incur costs in training their employees to be well-versed in the application of the different technologies. This additional cost poses a significant barrier to entry for prospective market players.

Outlook of the Agriculture and Aquaculture Sectors in Malaysia

The agriculture sector in Malaysia is estimated to be RM65.98 billion in 2022 while the aquaculture sector in Malaysia is estimated to be RM5.28 million in the same year. The aquaculture sector recorded a positive growth of 7.6% while the agriculture sector recorded a slight decline of 0.1% in 2022. Nevertheless, both sectors are expected to grow steadily in the future. The growth is likely to be underpinned by demand for agriculture and aquaculture products in line with a growing population. Malaysia’s population in 2022 was estimated to be 32.7 million and is expected to reach 41.5 million in 2040, thus leading to higher demand for agri-food products. The Malaysian Government’s prioritization of food security will also drive growth in the sectors over the forecast period. In order to reduce reliance on imports for food products, the Government has implemented various strategies and plans such as the National Food Security Policy Action Plan 2021 – 2025 and the National Agro-Food Policy 2021 – 2030. Support from the Government in terms of increasing digitization in the country is also expected to boost the sectors moving forward. The Government aims to encourage the adoption of 4IR technologies, including in the agriculture and aquaculture sectors. Usage of smart farming technologies is expected to reduce labor, improve productivity, improve product quality while leading to increased revenue for farmers and producers. This will also aid the country in achieving food security moving forward.

On the flip side, the agriculture and aquaculture sectors may face headwinds such as lack of adoption of smart farming, skills gap in implementing smart farming technologies, insufficient coverage and connectivity across Malaysia, and network security threats. Lack of adoption of smart farming may arise from reasons such as lack of knowledge and high cost of implementation. Lack of knowledge means that farmers and producers may not be aware that there are indeed smart farming technologies to help them improve productivity and efficiency. On the other hand, farmers and producers aware of such technologies may not be able to implement them due to the high costs involved. Nevertheless, lack of adoption of smart farming technologies may affect the ability of the agriculture and aquaculture sectors to grow in the forecast period. There is still a skills gap in implementing and utilizing smart farming technologies as they are considered to be relatively new and not yet widely adopted in Malaysia. Network and broadband infrastructure are crucial for the effective implementation of said technology due to the connected nature of sensors, monitoring systems, and automated machines used in smart farming. As such, insufficient network coverage and connectively will likely affect the adoption of smart farming technologies and therefore limit the growth of the sectors. The connected nature of smart farming technologies may be at risk of network security breaches. Lack of network security is likely to dampen the adoption of smart farming technologies and as such limit the growth of the sectors in future. Growth of the industry may also be dampened by the barriers to entry such as capital expenditure requirements and high training costs.

Nevertheless, the agriculture and aquaculture sectors in Malaysia are expected to remain resilient throughout the forecast period. Protégé Associates has forecast the agriculture sector to grow at a CAGR of 1.2% from RM66.64 billion in 2023 to RM70.03 billion in 2027. The aquaculture sector is forecast to grow at a CAGR of 3.6% from RM4.45 billion in 2023 to RM5.12 billion in 2027.

REGULATIONS

Due to the geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations. We are subject to all of the local regulations generally applicable to businesses in the jurisdictions in which we operate, including with respect to employment, health and safety, competition, tax and other regulations. We set out below brief descriptions of certain regulations particularly significant for our operations.

Malaysia

Our operations are subject to a variety of rules and regulations. We primarily operate in Malaysia and are therefore subject to all of the local regulations generally applicable to businesses in Malaysia, including with respect to licensing, taxation, employment, data protection, anti-money laundering and other regulations. We set out below brief descriptions of certain regulations particularly significant for our operations.

Licensing

In general, there is a requirement to obtain business premise licenses from the relevant local councils and authorities in accordance with the Local Government Act 1976 and the relevant by-laws and regulations for operating business premises in Malaysia. Most local or district councils have Licensing of Trades, Businesses and Industries By-Laws which stipulate, among others, that no person shall carry on any trade, business or industry in any place or premise within the respective district council unless he is licensed. Each set of by-laws applies within the boundaries of each local or district council. It is an offence for any person to use any premise for operating any business premise without a business premise license, which on conviction, is punishable with a fine not exceeding RM2,000 or to imprisonment for a term not exceeding one year or both and in the case of a continuing offence, to a fine not exceeding RM200 for each day during which the offence is continued after conviction. The business premise license issued is renewable on an annual basis and we plan to renew it.

We primarily operate from our office located at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No.1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia and we hold a valid business license issued by Dewan Bandaraya Kuala Lumpur for our office premise.

Pursuant to Section 25 (1) of the Malaysian Construction Industry Development Board Act 1994, no person shall carry out or complete, undertake to carry out or complete any construction work or hold himself out as a contractor, unless he is registered with the Malaysian Construction Industry Development Board (“CIDB Malaysia”). As a company whose principal business is in the development, construction and maintenance of aquaculture farms and related works, to the best of our knowledge, we are registered with CIDB Malaysia under the Company (Non-Contractor) category applicable to consultants, project owners and/or developers. We intend to register with CIDB Malaysia as a contractor under the Company (Contractor) category in the near future once we meet certain requirements.

Contracts

The Contracts Act 1950 (the “CA 1950”) is the principal legislation governing contracts in Malaysia. The contracts as appearing herein and/or entered into by our subsidiary are legally binding and enforceable under the CA 1950 until the completion or termination thereof.

Employment

The Employment Act 1955 (“EA 1955”) is the principal law that regulates labor relations and employees in Malaysia, and governs the terms and conditions of employment such as working hours, holidays and rest periods, wages, overtime and other employment conditions.

In addition, an employer is under legal obligations to make statutory contributions as per the requirements under the Employees Provident Fund Act 1991 (“EPF Act”) towards an employee pension fund, the Employees Social Security Act 1969 (“ESSA 1969”) towards social security for employees, and the Employment Insurance System Act 2017 (“EIS”) for protection against occupational injuries including occupational diseases and commuting accidents.

In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia.

We are in compliance and intend to continue to be compliant with all of the aforesaid legislation regarding employment.

Section 19 of the EA 1955 provides that every employer shall pay to each of his employees no later than the seventh day after the last day of any wage period. Subject to the contract of service, the wage period will normally be one month. If there is no wage period mentioned in the contract of service, the wage period shall be deemed to be one month. Under section 12 of the EA 1955, on termination, either the employer or the employee may give notice or payment in lieu of notice to terminate the contract of service. The length of such notice shall depend on the tenure of the employment of the employee.

Regardless of whether the employee falls under the purview of the EA 1955, the employer is under legal obligations to make statutory contributions as per the requirements under the Employees Provident Fund Act 1991 (the “EPF Act”), the Employees Social Security Act 1969 (the “ESSA 1969”), and the Employment Insurance System Act 2017 (the “EIS”). The EPF Act imposes statutory obligation on employers and employees to make contribution to the employees’ provident fund, or the EPF, which is a pension fund that is mandatory (with a few exceptions) for all Malaysian employees. The EPF is a saving scheme for retirement purposes of an employee.

The ESSA 1969 provides for social security for employment injury contingencies in favor of employees and is administered by the Social Security Organization. The Social Security Organization (the “SOCSO”) was established as one of the government departments under the Ministry of Human Resources to administer, implement and enforce the ESSA 1969 and the Employees’ Social Security (General) Regulations 1971. The Employment Injury Scheme under the SOCSO provides protection to employees against occupational injuries including occupational diseases and commuting accidents. Employers are responsible for reporting all work-related accidents that befall their workers within forty-eight hours of notification. The ESS Act provides the right to claim benefits such as invalidity pension, disablement benefit, dependent’s benefit, funeral benefit and survivors’ pension. With effect from June 1, 2016, employers are required to make monthly deductions and contributions for all employees depending on their ages but regardless of their monthly wages, and generally calculated based on their monthly wages.

If the employer, (a) fails to pay any contribution or any part thereof which is payable by him under the ESSA 1969 or fails to pay within the time prescribed by regulations any interest payable under section 14A of the ESSA 1969; (b) deducts or attempts to deduct from the wages of an employee the whole or any part of the employer’s contribution; (c) in contravention of section 52 of the ESSA 1969 reduces the wages or any privileges or benefits admissible to an employee; (d) in contravention of section 53 of the ESSA 1969 or any regulation dismisses, discharges, reduces or otherwise punishes an employee; (e) fails or refuses to submit any return or accident report required by the regulations, or makes a false return or report; (f) obstructs any Inspector appointed under section 12 of the ESSA 1969 and includes the Director General and every Deputy Director General or any other official of the Social Security Organization in the discharge of his duties; or (g) is guilty of any contravention of or non-compliance with any of the requirements of the ESSA 1969 or the rules or the regulations in respect of which no special penalty is provided, he shall be punishable with imprisonment for a term which may extend to two years, or with fine not exceeding RM10,000 or with both.

The EIS is an act administered by the Social Security Organization to provide certain benefits and a re-employment program for insured persons in the event of loss of employment. The EIS will provide temporary financial aid for up to six months for retrenched employees until they find new employment. Under the EIS, every employee and employer is required to pay mandatory monthly contributions to the Social Security Organization in accordance with the prescribed rates.

In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia.

Personal Data Protection

Under the Personal Data Protection Act 2010 of Malaysia (“Malaysian PDPA”), organizations are required to (i) obtain consent from individuals prior to collecting, using or disclosing their personal data, unless the limited exceptions under the Malaysian PDPA arises; (ii) inform individuals in writing in two languages (i.e. English and the national language) of, amongst other things, the purposes for which their personal data will be processed and the third parties to whom their personal data will be disclosed; and (iii) ensure that the personal data collected will be processed in a safe and secure manner in accordance with the security standards prescribed under the Personal Data Protection Standard 2015.

An organization that fails to comply with the provisions under the Malaysian PDPA may, if found guilty, be liable to a financial penalty up to a maximum of RM500,000 and any person who, at the time of the commission of the offence, was a director, chief executive officer, chief operating officer, manager, secretary or any person in a managerial capacity may also be jointly or severally liable with the organization and be subject to imprisonment of up to a maximum of five years.

Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of, proceeds of unlawful activity, commits a money laundering offence under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and record-keeping duties, such as submitting suspicious transaction reports, implementing risk-based application, and conducting customer due diligence.

Neither we nor our subsidiary is deemed to be a reporting institution. Nevertheless, we are required to comply with the provisions under the AMLA 2001.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Darren Hoo	39	Chief Executive Officer, Chairman of the Board and Executive Director
Ng Kai Tie	37	Chief Financial Officer
Long Jia Kwang(1)(2)(3)*	45	Independent Director Nominee, Chair of Audit Committee
Tse Yin Sum(1)(2)(3)*	32	Independent Director Nominee, Chair of Compensation Committee
[•](1)(2)(3)(4)*	[•]	Independent Director Nominee, Chair of Nomination Committee

____________

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3)      Member of the Nominating Committee

(4)      Nominee has yet to be determined as at the date of this prospectus

*        The individual shall be appointed and consents to be in such position upon the Company’s listing on the Nasdaq Capital Market.

Mr. Darren Hoo has been our Chief Executive Officer, Chairman and Executive Director since April 2023. He was appointed as an Executive Director on September 7, 2020. Mr. Darren Hoo is responsible for the overall business management of our operations. Prior to founding MMSB, from April 2018 to August 2020, Mr. Darren Hoo was a partner at Valcon Resources Sdn Bhd, a company which specializes in process control instruments where he was responsible for achieving growth and hitting sales targets at the sales team he managed. Between October 2011 and March 2018, Mr. Darren Hoo was a manager at JEFI AquaTech Resources Sdn Bhd (“JEFI”), a company focused on aquaculture, where he was involved in JEFI’s day to day operations, and oversaw the JEFI’s expansion plan of managing a 400-acre shrimp farm and processing factory development, including the design of the shrimp farm and process factory. Mr. Darren Hoo holds a Bachelor of Science in Biotechnology from the University College Sedaya International (UCSI) of Malaysia.

Mr. Ng Kai Tie has been our Chief Financial Officer since July 2023, in charge of our finance and risk management functions. Prior to joining us, Mr. Ng has more than 10 years of professional experience in audit and assurance in Singapore and Malaysia. During his professional career, his extensive audit experience includes auditing companies listed in Singapore and United States, multinational corporations, and small and medium-sized enterprises. Mr. Ng joined Messrs. Paul Wan & Co as an audit manager from 2021 until 2022 where he conducted audits for companies listed on the Singapore Exchange. From 2019 until 2021, Mr. Ng rejoined Mazars LLP as an audit assistant manager where he conducted audits for multinational companies such as LVMH Asia Pacific region office. He worked at Messrs. Tee & Partners in Malaysia from 2017 to 2019 as an audit manager where he conducted audit for companies involved in industries such as manufacturing, hotel management, agriculture, construction and trading. From 2015 until 2017 Mr. Ng worked at Mazars LLP as an audit assistant manager where he was responsible audit planning as well as supervising and training of assistant and engagement management. From 2011 until 2014 Mr. Ng worked as a senior auditor with Messrs. Robert Tan & Co. where he performed external audit jobs for clients. Mr. Ng graduated in 2010 with a Bachelor of Commerce (Hons) Accounting from Universiti of Tunku Abdul Rahman. He has been a member of CPA Australia since 2016.

Mr. Long Jia Kwang will begin serving as an independent Director immediately as of the Company’s listing on the Nasdaq Capital Market. Mr. Long will serve as chairman of the audit committee and as a member of the nominating committee and the compensation committee.

Mr. Long has over 20 years of experience in auditing, accounting and financial management. Mr. Long worked at KPMG in Johor Bahru, Malaysia from February 2000 to September 2007 with his last position as deputy audit manager primarily involved in conducting external audit. From October 2007 to October 2014, he worked at KPMG Services Pte. Ltd. in Singapore with his last position as senior manager primarily involved in conducting external audit. Since December 2014, Mr. Long works as financial controller of JCS-Echigo Pte. Ltd. where he is primarily responsible for managing the company’s accounts and financial reporting under U.S. GAAP, project management, budgeting, internal control, human resources and administrative functions. Since January 2022, Mr. Long has also been appointed as executive director and chief financial officer of JE Cleantech Holdings Limited, a company listed on Nasdaq where he is primarily responsible for overall accounting under U.S. GAAP for financial reporting, financial management, project management, strategic planning and internal control. Since November 2023, Mr. Long has also served as an independent non-executive director of Davis Commodities Limited, a company listed on Nasdaq.

Mr. Long obtained a Bachelor of Commerce degree from the University of Adelaide, Australia in December 1999. Mr. Long was a certified practicing accountant of CPA Australia from November 2004 to April 2015, a chartered accountant of the Malaysian Institute of Accountants from September 2006 to February 2010 and a member of the Institute of Singapore Chartered Accountants (formerly known as Institute of Certified Public Accountants of Singapore) since April 2013.

U.S. GAAP for financial reporting, financial management, project management, strategic planning and internal control. From October 2007 to October 2014, he worked at KPMG Services Pte. Ltd. in Singapore with his last position as senior manager primarily involved in conducting external audit. Mr. Long worked at KPMG in Johor Bahru, Malaysia from February 2000 to September 2007 with his last position as deputy audit manager primarily involved in conducting external audit. Mr. Long obtained a Bachelor of Commerce degree from the University of Adelaide, Australia in December 1999. Mr. Long was a certified practicing accountant of CPA Australia from November 2004 to April 2015, a chartered accountant of the Malaysian Institute of Accountants from September 2006 to February 2010 and a member of the Institute of Singapore Chartered Accountants (formerly known as Institute of Certified Public Accountants of Singapore) since April 2013.

Mr. Tse Yin Sum will begin serving as an independent Director immediately as of the Company’s listing on the Nasdaq Capital Market. Mr. Tse will serve as chairman of the compensation committee and as a member of the nominating committee and audit committee. Mr. Tse Yin Sum has over 10 years of experience in the field of banking and corporate finance. Since October 2017, Mr. Tse has been the executive director of Universal Channel Consultant Limited offering a variety of professional services including corporate services, statutory compliance, corporate advisory, real estate and family office services. Mr. Tse has also acted as the marketing director of Jiyuan Investment Management (Hong Kong) Co., Limited for financial and wealth management services since April 2023. From October 2013 to September 2017, Mr. Tse was the premier relationship manager at the headquarter of The Hongkong and Shanghai Banking Corporation Limited, engaging in customers’ wealth management services and global market environment analysis. Mr. Tse obtained a Bachelor of Business Administration in Finance Services degree from the Hong Kong Polytechnic University in 2013.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

We expect our board of directors to consist of four directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

Our Directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our Directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by a resolution approved by the board of Directors. A Director will cease to be a director if, among other things, the Director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by a registered medical practitioner to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Mr. Long Jia Kwang, Mr. Tse Yin Sum, and Ms. [•] upon the effectiveness of their appointments. Mr. Long Jia Kwang will be the chair of our audit committee. We have determined that Mr. Long Jia Kwang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Mr. Long Jia Kwang, Mr. Tse Yin Sum, and Ms. [•] upon the effectiveness of their appointments. Mr. Tse Yin Sum will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee will consist of Mr. Long Jia Kwang, Mr. Tse Yin Sum, and Ms. [•] upon the effectiveness of their appointments. Ms. [•] will be the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in our Memorandum and Articles of Association or alternatively by shareholder approval at general meetings. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we intend to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of Nasdaq corporate governance rules, we intend to comply with Nasdaq corporate governance rules applicable to foreign private issuers.

Code of Conduct, Code of Ethics and Insider Trading Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code and insider trading policy will be posted on the Corporate Governance section of our website, which is located at yygroupholding.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanours, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Compensation of Executive Directors and Executive Officers

For the financial year ended December 31, 2022, we paid an aggregate of RM12,000.00 (US$2,721.15) in cash to our Executive Directors and Executive Officers. For the financial year ended December 31, 2021, we paid an aggregate of approximately RM12,000.00 (US$2,874.25) in cash to our Executive Directors and Executive Officers.

Employment Agreements

Employment Agreement between Mr. Darren Hoo and MHL

Effective as of May 1, 2023, MHL entered into an Employment Agreement with Mr. Darren Hoo regarding his position of CEO of the Group. The agreement provides for an annual base salary of RM174,000 with the monthly payment of RM14,500, together with such additional discretionary bonus. Mr. Darren Hoo’s employment will continue indefinitely, subject to termination by either party to the agreement upon 2 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Darren Hoo shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Kai Tie Ng and MHL

Effective as of August 1, 2023, MHL entered into an Employment Agreement with Mr. Kai Tie Ng regarding his position of CFO of the Group. The agreement provides for an annual base salary of RM120,000.00 with the monthly payment of RM10,000, together with such additional discretionary bonus. Mr. Kai Tie Ng’s employment will continue indefinitely, subject to termination by either party to the agreement upon 2 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Kai Tie Ng shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company effective upon the Company’s listing on Nasdaq Capital Market. The terms and conditions of such Directors’ Agreements are similar in all material aspects save for the term. The Executive Director’s agreement is for an initial term of five (5) years and will continue until the Executive Director’s successor is duly elected and qualified. Each independent director’s nominee’s agreement is for an initial term of one (1) year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual board meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Upon completion of this offering, we do not intend to pay Mr. Darren Hoo any additional annual compensation outside of his employment agreement with MMSB. Under the independent directors Nominee’s Agreements, the initial aggregate annual salary that is payable to our independent director nominees is US$12,000.

We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary share offered in this offering for:

•        each of our directors and executive officers who beneficially owns our ordinary share; and

•        each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary share shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary share outstanding immediately after the completion of this offering and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any shares issuable upon the exercise of the over-allotment option.

As of the date of the prospectus, we have three shareholders of record, who are not located in the United States.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned after this Offering
	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Mr. Darren Hoo(1)		%		[•]	%
Mr. Ng Kai Tie		—%		—%
[•](2)		—		—
Independent Director Nominees:
Mr. Long Jia Kwang(2)		—		—
Mr. Tse Yin Sum(2)		—		—
5% Shareholders:
SSL(1)		72.3%		[•]	%
%

____________

(1)      Mr. Darren Hoo has sole voting and dispositive power over shares owned by SSL, a [            ] company, which is 100% owned by Darren Hoo. The registered address of SSL is [            ].

(2)      The individual is an independent director nominee and consents to be an independent director upon the Company’s listing on the Nasdaq Capital Market.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” we describe below transactions since January 1, 2020, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1)      Nature of relationships with related parties

Name	Relationship with the Company
VC Marine Sdn Bhd	Common director through Mr. Darren Hoo
Kheng Builders Sdn Bhd	[-----------------]
Darren Hoo	Executive Director, Chairman and beneficial shareholder through SSL

2)      Related party transactions

Up to the date of this prospectus, MMSB has entered into the following related party transaction with the following related parties:

(a)     VC Marine Sdn Bhd

(i)     By way of a Letter of Award dated July 1, 2021, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out water reservoir distribution and discharge canal earthworks, at the Wakuba Prawn Farm.

(ii)    By way of a Letter of Award dated March 31, 2023, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out works such as excavation works, trimming of sides for bund, and bund resurfacing works, at the Wakuba Prawn Farm.

(iii)   By way of a Letter of Award dated October 1, 2020, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out works such as water reservoir, distribution and discharge canal earthworks, at the Umas Farm.

(iv)   By way of a Letter of Award dated July 1, 2021, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out works such as shrimp pond rebuild works, at the Umas Farm.

(v)    By way of a Letter of Award dated September 1, 2021, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out works such as shrimp pond earthworks, at the Umas Farm.

(vi)   By way of a Letter of Award dated June 29, 2021, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out works such as basic infrastructure works, installation of seawater intake and discharge system, main building works, and ancillary building works, as well as electrical works, at the shrimp hatchery center in Semporna, Sabah.

(vii)  By way of a Letter of Award dated December 20, 2021, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out works such as basic infrastructure works, installation of seawater intake and discharge system, main building works, and ancillary building works, at the shrimp hatchery center in Semporna, Sabah.

(viii) By way of a Letter of Award dated September 3, 2021, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out planting area earthworks, at the Pineapple Farm.

(ix)   By way of a Letter of Award dated May 2, 2022, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out planting area earthworks, at the Pineapple Farm.

(x)    By way of a Letter of Award dated March 31, 2023, we engaged VC Marine Sdn Bhd as a sub-contractor to carry out soil tillage works, at the Pineapple Farm.

(b)    Kheng Builders Sdn Bhd

(i)     By way of a Letter of Award dated March 31, 2023, we engaged Kheng Builders Sdn Bhd as a sub-contractor to carry out works such as excavation works, filling of earth for reservoir pond bottom, trimming of sides for bund and bund resurfacing works, at the Wakuba Prawn Farm.

(c)     Darren Hoo

(i)     By way of a shareholder loan, Darren Hoo provided a sum of RM982,983 to MMSB on an interest-free basis and is repayable by MMSB from time to time.

3) Related party balances

Net outstanding balances with related parties consisted of the following as December 31, 2021, December 31, 2022 and June 30, 2023:

Name of Companies/ Related Parties	Nature of transactions	December 31, 2021	December 31, 2021	December 31, 2022	December 31, 2022	June 30, 2023	June 30, 2023
		MYR	USD	MYR	USD	MYR	USD
Contract assets, net:
VC Marine Sdn Bhd	Trade	4,808,250	1,151,677	4,179,458	949,834	5,811,109	1,245,682
Accounts payable:
VC Marine Sdn Bhd	Trade			311,036	70,687
Amount due to:
Darren Hoo Wei Sern	Non-Trade	982,983	235,445	—	—	—	—

SECURITIES ELIGIBLE FOR FUTURE SALE

Ordinary Shares

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we expect to make an application for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering at an assumed offering price of US$[•] per ordinary share, we will have [•] Ordinary Shares outstanding, assuming no exercise of the underwriters’ over-allotment option. As of the date of this prospectus, we had granted no options and have no outstanding warrants.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” as described below without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary share in the public market could adversely affect prevailing market prices of our ordinary share. Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “MGN”.

Lock-Up Agreements

Each of our directors, executive officers, and shareholders owning 5% or more of our Ordinary Shares has agreed, for a period of 180 days from the commencement of our first day of the public sale of its Ordinary Shares, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares, without the prior written consent of the underwriters.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•        1% of the number of Ordinary Shares then outstanding, which will equal shares immediately after our initial public offering, or

•        the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, which will become effective upon or before the completion of this offering, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (2023 Revision) of the Cayman Islands, or the “Cayman Companies Act,” on December 7, 2022. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

Ordinary Shares

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 per share.

Subject to the provisions, if any, in that behalf in the Memorandum of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may allot, issue, grant options over or otherwise dispose of shares of the Company (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [•] (if the underwriters’ over-allotment option is not exercised) or [•] (if the underwriters’ over-allotment option is fully exercised) Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. Ordinary Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [•].

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MGN”.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is VStock Transfer, at 18 Lafayette Pl, Woodmere, NY 11598, USA.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

No dividend shall bear interest.

Voting Rights

On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each ordinary share. Votes may be given either personally or by proxy. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by any shareholders present in person or by proxy entitled to vote.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Islands Companies Act and our M&A. A special resolution will be required for important matters such as a change of name or making changes to our M&A.

Variation of Rights of Shares

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)     increase the share capital by such amount as the Company in general meeting may determine, provided that if the Company has no shares of a fixed amount it may increase its share capital by such number of shares without nominal or par value or may increase the aggregate consideration for which such shares may be issued;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     convert all or any part of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

(d)    by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association provided that the proportion of any amounts unpaid on the shares shall remain unchanged; and

(e)     cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish its share capital by the amount such cancelled shares, provided that if the Company has no shares of a fixed amount it may diminish the number of shares into which its capital is divided.

Without prejudice to the rights pertaining to redemption and repurchase of shares and subject to the provisions of the Companies Act, the Company may by special resolution reduce its share capital and any capital redemption reserve fund.

Pre-emption Rights

Our articles do not contain any provisions relating to pre-emption rights and there are no statutory rights if pre-emption under Cayman Islands law.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or instalment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, instalment or payment remains unpaid, give notice requiring payment of so much of the call, instalment or payment as is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the shares in respect of which such notice was given will be liable to be forfeited.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture were payable by him to the Company in respect of the shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the shares.

A certificate in writing under the hand of one Director or the Secretary of the Company that a share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

The provisions of the articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the provisions of the Companies Act and the Memorandum of Association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holders are, liable to be redeemed on such terms and in such manner, including out of capital, as the Company, before the issue of the shares, may by special resolution determine.

Subject to the provisions of the Companies Act and subject to any rights conferred on the holders of any class of shares, the Company shall have the power to purchase or otherwise acquire all or any of its own shares (which expression as used in this Article includes redeemable shares and fractional shares) provided that the manner of purchase has first been authorized by a resolution of the shareholders, and may make payment in any manner authorized or not prohibited by law, including out of capital.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or, with respect to Ordinary Shares, in a form prescribed by Nasdaq, or in any other form approved by the directors, executed:

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without assigning any reason therefor.

If our directors refuse to register a transfer, they are required, within two months after the date such refusal, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may whenever they think fit, and they shall on the requisition of shareholders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company. Any such requisition shall express the object of the meeting proposed to be called, shall be signed by the requisitionists and shall be left at the registered office of the Company. If the Directors do not proceed to convene a general meeting within twenty one days from the date of such requisition being left as aforesaid, the requisitionists or any of them or any other member or members holding in the aggregate not less than one tenth of such paid-up capital of the Company which, as at the date of the requisition, carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at such place and time as they shall appoint, subject to the Company’s Articles as to notice. Any such meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

Subject to the provisions of the Companies Act relating to Special Resolutions, five days’ notice at the least (exclusive of the day on which the notice is served or deemed to be served but inclusive of the day for which the notice is given) specifying the place, the day and the hour of the general meeting and the general nature of the business shall be given in the manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are, under the Articles, entitled to receive such notices from the Company. The notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution.

Notwithstanding that a meeting of the Company is called by shorter notice than that referred to the Articles, it shall be deemed to have been duly called if it is so agreed by in the case of a general meeting called as an annual general meeting by a majority in number of the members of the Company entitled to attend and vote thereat being a majority together holding not less than 51 per cent in nominal value or in the case of shares without nominal or par value 51 per cent of the shares in issue, or their proxies and in the case of any other general meeting by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 51 per cent in nominal value or in the case of shares without nominal or par value 51 per cent of the shares in issue, or their proxies.

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. No business other than the appointment of a chairman of a general meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum and may transact the business for which the meeting was called.

The Chairman may, with the consent of any general meeting duly constituted, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or any other shareholder present in person or by proxy entitled to vote. Unless a poll be so demanded a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s minute book containing the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

Until otherwise determined by the Company in general meeting, the number of Directors shall not be less than one or be more than twelve.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders in general meeting and unless and until so fixed no share qualification shall be required.

Our memorandum and articles of association do not contain term limits for director appointments.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)     dies;

(b)    becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)     in the opinion of a registered medical practitioner by whom the Director is being treated the Director is physically or mentally incapable of acting as a director;

(d)    is prohibited by the laws of the Cayman Islands from acting as a Director;

(e)     only held office as a director for a fixed term and such term has expired;

(f)     is required to resign in accordance with the Company’s corporate governance policy (as amended from time to time);

(h)    resigns his office by notice in writing to the Company; or

(i)     he shall for more than three consecutive meetings have been absent from Directors’ meetings (without being represented by an alternate Director) without permission of the Directors and the remaining Directors resolve that his office be vacated.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act and applicable law, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Upon the closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The directors may from time to time and at any time by powers of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under the articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

No Director or officer of the Company shall be disqualified by his office from holding any office or place of profit under the Company or under any company in which the Company shall be a member or otherwise interested, or from contracting or dealing with the Company either as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director or officer shall be in any way interested, be avoided, nor shall any Director or officer be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director or officer holding that office or of the fiduciary relations thereby established, but it is declared that the nature of his interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is taken into consideration if his interest then exists, or in any other case at the first meeting of the Directors after the acquisition of his interest. A general notice of disclosure or otherwise contained in the minutes of the meeting that a Director or officer is a member of any specified firm or company, and is to be regarded as interested in all transactions with that firm or company, shall be a sufficient disclosure under this Article as regards such Director or officer and the said transactions, and after such general notice it shall not be necessary for such Director or officer to give a special notice relating to any particular transaction with that firm or company.

Capitalization of Profits

The Company may upon the recommendation of the directors by ordinary resolution authorize the directors to capitalize any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the directors shall do all acts and things required to give effect to such capitalization, with full power to the directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the shareholders concerned). The Directors may authorize any person to enter on behalf of all of the shareholders interested into an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Liquidation Rights

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of the members of the company, a statement of the shares held by each member, which: distinguishes each share by its number (so long as the share has a number); confirms the amount paid, or agreed to be considered as paid, on the shares of each member; confirms the number and category of shares held by each member; and confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)     an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)    an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)     an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide the directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives shall be entitled to be indemnified and held harmless out of the assets of the Company against all actions, proceedings, costs, charges, damages, expenses (including reasonable legal and/or accountancy fees), claims, losses or liabilities which he may sustain or incur by reason of any act done or omitted in or about the execution of the duties of his office or trust or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, and no Director or person as aforementioned shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or trust or in relation thereto provided that he acted in good faith and in a manner reasonably believed by him (in the case of a Director) to be in the best interests of the Company and provided further that his actions did not involve negligence, willful default, fraud or dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan, or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary, or that officer for those legal costs.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles of association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Act, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future, and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care, and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care, and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that the Directors shall on the requisition of shareholders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company. If the Directors do not proceed to convene a general meeting within twenty one days from the date of such requisition being left as aforesaid, the requisitionists or any of them or any other member or members holding in the aggregate not less than one tenth of such paid-up capital of the Company which, as at the date of the requisition, carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at such place and time as they shall appoint, subject to the articles of association as to notice. Any such meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty one days.

Cumulative Voting

As permitted under the Cayman Companies Act, our articles of association do not provide for cumulative voting.

Removal of Directors

Subject to the provisions of our articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he dies, (b) he becomes bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, (g) is prohibited by the laws of the Cayman Islands from acting as a Director, (h) without the consent of the other directors, he is absent from meetings of directors for three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (i) he is required to resign in accordance with the Company’s corporate governance policy (as amended from time to time)

Transactions with Interested Shareholders

The Cayman Companies Act has no comparable statute regarding the above. As a result, we cannot avail ourselves of the types of protections afforded by the other business combination statutes. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Cayman Companies Act and our articles of association, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Cayman Companies Act and our articles of association, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Cayman Companies Act, our articles of association may only be amended by special resolution of our shareholders.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act, 2021 of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPL”).

We are committed to processing personal data in accordance with the DPL. In our use of personal data, we will be characterized under the DPL as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPL. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data. The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPL, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

MATERIAL INCOME TAX CONSIDERATION

Material United States Federal Income Tax Considerations

The following is a discussion of material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

U.S. Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•        persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Ordinary Shares through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Ordinary Shares; or

•        persons holding our Ordinary Shares through a Trust.

Thus, the discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.      The actual days in the United States in the current year; plus

2.      One-third of his or her days in the United States in the immediately preceding year; plus

3.      One-sixth of his or her days in the United States in the second preceding year.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our combined and consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the Ordinary Shares are regularly traded on a qualified stock exchange or other market, and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

Cayman Islands Taxation

The following is a discussion on Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, it does not consider any investor’s particular circumstances, and it does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares or, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

POTENTIAL PURCHASERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, GIFT, ESTATE OR GENERATION-SKIPPING TRANSFER, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the U.S. and provides significantly less protection for investors than the U.S. Additionally, Cayman Islands companies may not have standing to sue in the federal courts of the U.S.

Most of our operations are conducted in Malaysia and a majority of our consolidated assets are located outside of the United States. In addition, all of our directors and officers as listed below, are nationals or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the U.S.

Name	Position	Nationality	Country of Residence
Hoo Wei Sern	CEO, Director	Malaysia	Malaysia
Ng Kai Tie	CFO	Malaysia	Malaysia
Long Jia Kwang	Independent Director	Malaysia	Singapore
Tse Yin Sum	Independent Director	Hong Kong	Hong Kong

As a result, it may not be possible for you to:

•        effect service of process within the United States upon our non-U.S. resident directors or on us;

•        enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; and

•        enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws.

Although we are incorporated outside the United States, we have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the U.S. federal securities laws or securities laws of any U.S. state or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Forbes Hare, our counsel with respect to the laws of the Cayman Islands, and Enolil Loo, our counsel with respect to Malaysian law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Malaysia would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state or (ii) entertain original actions brought in the Cayman Islands or Malaysia against us or our directors or officers predicated upon the U.S. federal securities laws or securities laws of any U.S. state.

Forbes Hare has further advised us that there is currently no statutory enforcement or treaty between the U.S. and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the U.S., however, may be recognized and enforced in the courts of the Cayman Islands at ordinary law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (i) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (ii) original actions brought against us or other persons predicated upon the Securities Act. Forbes Hare has also informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Malaysia

There is an element of uncertainty regarding the recognition or enforcement of judgments obtained against us, our directors, or officers by United States courts, based on the civil liability provisions of US securities laws or state laws. There is currently no statutory enforcement or treaty between the US and Malaysia providing for enforcement of judgments.

Be it as it may, the Reciprocal Enforcement of Judgments Act 1958 of Malaysia (“REJA”) allows for the enforcement of judgments from specific Commonwealth countries listed in the First Schedule of REJA. These countries include the United Kingdom, Hong Kong, Singapore, New Zealand, Republic of Sri Lanka, India, and Brunei, referred to as “reciprocating countries.” When a foreign judgment from a reciprocating country is presented before a Malaysian court for enforcement, it can be registered under section 4(1) of REJA. Once registered, the foreign judgment, if it meets certain criteria (such as being a civil judgment for an outstanding monetary sum that is enforceable in the original country’s court), can be enforced in Malaysia. The registered foreign judgment holds the same legal weight and authority as a judgment issued by a Malaysian court.

Foreign judgments obtained in countries not listed in the First Schedule to REJA may still be recognised and enforced in the courts of Malaysia through principles for the recognition of foreign judgments under common law. The common law rules applicable have been adopted into Malaysian jurisprudence by virtue of Section 3 of the Civil Law Act, 1956. Therefore, a judgment issued in the United States may still be enforced in Malaysia under Malaysian common law principles. However, there are specific conditions that must be met for these foreign judgments to be enforceable. These conditions include the following:-

(a)     The judgment is for a definite sum, and which is final and conclusive;

(b)    The original court granting the judgment had jurisdiction in the action;

(c)     The judgment was not obtained by fraud;

(d)    The proceedings in which the judgment was obtained were not contrary to natural justice; and

(e)     The enforcement of the judgment would not be contrary to public policy in Malaysia.

UNDERWRITING

In connection with this offering, we have entered into an underwriting agreement with Prime Number Capital LLC and its affiliates, as representative of the underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of Ordinary Shares listed next to its name in the following table.

Underwriters	Number of Shares
Prime Number Capital, LLC
Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase Ordinary Shares covered by the underwriters’ over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. The underwriters intend to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet listing standards of a National Securities Exchange, we would be unable to rely on the covered securities exemption to blue sky registration requirements. In such case, we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The address of Prime Number Capital LLC is 14 Myrtle Drive, Great Neck, NY 11021.

Over-Allotment Option

Pursuant to the underwriting agreement, we have agreed to grant to the underwriters an option to purchase from us up to an additional [•] Ordinary Shares, representing 15% of the Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts. The underwriters may exercise this option any time during the 45-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Fees, Commissions and Expense Reimbursement

We have agreed to pay the underwriters a fee equal to seven percent (7%) of the gross proceeds of the offering. The underwriters propose initially to offer the Ordinary Shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Ordinary Shares offered by us are not sold at the offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the underwriters, assuming an initial public offering price of $[•] per Ordinary Share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus):

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting fees and commissions (7.0%)	$	$	$
Non-accountable expense allowance (1.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition, we have agreed to pay to the Representative certain accountable out-of-pocket expenses not to exceed the total amount of $200,000, including the Representative’s legal fees, background check expenses, and all other expenses related to the offering. Such accountable out-of-pocket expenses include Representative’s legal counsel fees, due diligence, road show, travel, on-boarding fees, background checks expenses, DTC eligibility fees and expenses. We have paid the Representative an advance of $70,000 upon signing of the engagement agreement, and have agreed to pay $70,000 upon first filing of the Registration Statement with the SEC and $60,000 upon public filing with SEC (the “Cash Advance”). Any portion of the Cash Advance shall be returned back to us to the extent not actually incurred by the Representative in accordance with FINRA Rule 5110(f)(2)(C).

Right of First Refusal

We have agreed to grant the Representative, for the twelve (12) month period following the closing of this offering, a right of first refusal to act as lead or joint investment banker, lead or joint book runner and/or lead or joint placement agent, for each and every future public and private equity and debt offering, including but not limited to all equity-linked offerings during such twelve (12) month period by us, or any successor to or any subsidiary of our company subject to such procedures as agreed upon in the underwriting agreement.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Restrictions on Sale of Securities

The Company has agreed in the underwriting agreement that, for a period of 180 days from the closing of this offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC any registration statement relating to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), or (iii) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Lock-Up Agreements

In addition, each of our directors, officers and majority of our existing shareholders prior to the offering have agreed that for a period of 180 days from the commencement of our first day of the public sale of its Ordinary Shares (the “Lock-Up Period”), subject to certain exceptions, not to directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, or Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares or Ordinary Shares of the Company, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•        Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Ordinary Shares, so long as stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of the Ordinary Shares in excess of the number of Ordinary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that they may purchase in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing Ordinary Shares in the open market.

•        Syndicate covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of our Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in the Ordinary Shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Ordinary Shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of Ordinary Shares. As a result, the price of Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

Determination of Offering Price

We determined the public offering price of the Ordinary Shares we are offering in consultation with the Representative based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Internet sites or through other online services maintained by one or more of the underwriters is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities. In the opinion of the Securities and Exchange Commission, we have been advised that indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Application for Nasdaq Listing

We will apply to have our Ordinary Shares approved for listing/quotation on The Nasdaq Capital Market under the symbol “MGN.” We will not consummate and close this offering without a listing approval letter from The Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on The Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on The Nasdaq Capital Market will begin within five days following the closing of this offering. If our Ordinary Shares are listed on The Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Australia

This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

Resale restrictions.    The distribution of the Ordinary Shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Ordinary Shares are made. Any resale of the Ordinary Shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers.    By purchasing Ordinary Shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•        the purchaser is entitled under applicable provincial securities laws to purchase the Ordinary Shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

•        the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•        where required by law, the purchaser is purchasing as principal and not as agent; and

•        the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest.    Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory Rights of Action.    Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights.    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment.    Canadian purchasers of Ordinary Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Ordinary Shares in their particular circumstances and about the eligibility of the Ordinary Shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the Ordinary Shares or our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares or Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Neither Ordinary Shares nor Ordinary Shares have been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no Ordinary Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Ordinary Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Ordinary Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC includes only mainland China.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar.

The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Ordinary Shares.

Notice to Prospective Investors in United Arab Emirates

The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$
Nasdaq Capital Market Listing Fee	US$
FINRA Filing Fee	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Printing and Engraving Expenses	US$
Transfer Agent Expenses	US$
Investor Relations Fee	US$
Miscellaneous Expenses	US$
Total Expenses	US$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Forbes Hare. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Malaysia law will be passed upon for us by Enolil Loo. Ortoli Rosenstadt LLP may rely upon Enolil Loo with respect to matters governed by Malaysia law. Loeb & Loeb LLP, New York, New York is acting as U.S. securities counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2022 and 2021, and for each of the two financial years in the period ended December 31, 2022 and 2021 included in this prospectus have been audited by WWC, P.C. an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of WWC, P. C. is located at 2010 Pioneer Court, San Mateo, CA 94403, U.S.A.

INTERESTS OF EXPERTS AND COUNSEL

None of the named experts or legal counsel was employed on a contingent basis, owns an amount of shares in our company which is material to that person, or has a material, direct or indirect economic interest in our company or that depends on the success of the offering.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders of
Megan Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Megan Holdings Limited and its subsidiary (collectively the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows in each of the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of our management. Our responsibility is to express an opinion on the financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.
San Mateo, California
January 31, 2024

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
ASSETS
Current assets
Cash and cash equivalents	1,737,877	7,204,730	1,637,364
Investments in marketable securities	9,704,511	14,272,365	3,243,572
Accounts receivable, net	10,603,440	17,325,463	3,937,426
Contract assets, net	8,921,521	4,181,583	950,316
Deposits and other receivables	48,375	4,564,719	1,037,389
Total current assets	31,015,724	47,548,860	10,806,067

Non-current assets
Equipment, net	—	4,663	1,060
Operating lease right-of-use assets, net	17,614	—	—
Deferred initial public offering costs	—	930,007	211,356
Total non-current assets	17,614	934,670	212,416

Total assets	31,033,338	48,483,530	11,018,483

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable	8,588,965	3,644,063	828,158
Operating lease liabilities	17,614	—	—
Contract liabilities	499,750	4,299,000	977,001
Amount due to a director	982,983	—	—
Accrued liabilities and other payables	3,398,954	11,427,851	2,597,120
Income taxes payables	4,271,066	7,929,727	1,802,129
Total current liabilities	17,759,332	27,300,641	6,204,408

Total liabilities	17,759,332	27,300,641	6,204,408
Commitments and contingencies	—	—	—

Shareholders’ equity
Ordinary shares, [USD0.0001] par value, [500,000,000] shares authorized, 250,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively*	*	*	*
Additional paid-in capital	250,000	250,000	56,816
Retained earnings	13,024,006	20,932,889	4,757,259
Total shareholders’ equity	13,274,006	21,182,889	4,814,075

Total liabilities and shareholders’ equity	31,033,338	48,483,530	11,018,483

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Revenue	45,955,991	72,310,038	16,433,352

Cost of revenue – external parties	(27,201,255)	(36,711,827)	(8,343,218)
Cost of revenue – related party	(8,890,750)	(21,159,286)	(4,808,710)

Gross Profit	9,863,986	14,438,925	3,281,424

General and administrative expenses	(4,783,581)	(2,694,918)	(612,454)
Interest expenses	(1,820)	(386)	(88)

Income from operations	5,078,585	11,743,621	2,668,882

Other income/(loss)
Impairment loss on contract assets	—	(302,054)	(68,645)
Fair value gain on marketable securities	4,654,322	123,652	28,101
Interest income	1,468	2,325	529
Total other income/(loss), net	4,655,790	(176,077)	(40,015)

Income before income tax	9,734,375	11,567,544	2,628,867

Income tax expenses	(2,425,572)	(3,658,661)	(831,475)

Net income	7,308,803	7,908,883	1,797,392

Weighted average number of ordinary shares basic and diluted*	250,000	250,000	250,000
Earnings per share attributable to ordinary shareholders basic and diluted*	29.24	31.64	7.19

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares*		Additional paid-in capital	Retained earnings	Total shareholders’ equity
	No. of shares	Amount
		MYR	MYR	MYR	MYR
Balance, January 1, 2021	250,000	*	250,000	5,715,203	5,965,203
Net income	—	—	—	7,308,803	7,308,803
Balance, December 31, 2021	250,000	*	250,000	13,024,006	13,274,006
Net income	—	—	—	7,908,883	7,908,883
Balance, December 31, 2022	250,000	*	250,000	20,932,889	21,182,889
Balance, December 31, 2022 (USD)	250,000	*	56,816	4,757,259	4,814,075

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	7,308,803	7,908,883	1,797,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of equipment	—	74	17
Amortization of operating lease right-of-use assets	22,180	17,614	4,003
Impairment loss on contract assets	—	302,054	68,645
Fair value gain on marketable securities	(4,654,322)	(123,652)	(28,101)
	2,676,661	8,104,973	1,841,956
Changes in operating assets and liabilities:
Accounts receivable, net	(4,594,130)	(6,722,023)	(1,527,663)
Contract assets, net	(8,921,521)	4,437,884	1,008,564
Deposits and other receivables	3,050,625	(890,551)	(202,389)
Accounts payable	7,525,575	(4,944,902)	(1,123,790)
Contract liabilities	499,750	3,799,250	863,427
Accrued liabilities and other payables	3,092,954	8,028,897	1,824,667
Payment of operating lease liabilities	(22,180)	(17,614)	(4,003)
Income taxes payables	2,425,572	3,658,661	831,475

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,733,306	15,454,575	3,512,244

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	—	(4,737)	(1,077)
Deposits paid for purchase of properties	—	(4,555,800)	(1,035,362)
Proceeds from disposal of marketable securities	19,323,268	104,199,092	23,680,536
Purchases of marketable securities	(24,373,457)	(108,643,294)	(24,690,536)
NET CASH USED IN INVESTING ACTIVITIES	(5,050,189)	(9,004,739)	(2,046,439)

CASH FLOWS FROM FINANCING ACTIVITY:
Advance from/(repayment to) a director	973,000	(982,983)	(223,395)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITY	973,000	(982,983)	(223,395)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,656,117	5,466,853	1,242,410

CASH, CASH EQUIVALENTS AT BEGINNING OF YEAR	81,760	1,737,877	394,954

CASH, CASH EQUIVALENTS AT YEAR END	1,737,877	7,204,730	1,637,364

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash received/paid for:
Interest income	1,468	2,325	529
Interest expenses	1,820	386	88
Income tax paid	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Business

Megan Holdings Limited (the “Company”) is a holding company incorporated on December 7, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than as an investment holding of the entire share capital of Megan Mezanin Sdn Bhd (“MMSB”), a Malaysia company incorporated on February 13, 2020.

The Company, through its wholly-owned subsidiary, MMSB, provides development, construction and maintenance of aquaculture and agriculture farms and related works. Currently, the Company’s main revenue segment is generated from upgrading works carried out for the Company’s customers’ existing aquaculture farms, known as Umas Farm and Wakuba Farm, both located in Tawau, Sabah, Malaysia. The Company also undertake maintenance works for the Company’s customers’ farms, on an ad-hoc basis. To supplement the services to the Company’s customers, the Company are also able to assist customers to source for industrial supplies and provide rental of machinery to them.

Organization and reorganization

The Company was incorporated under the laws of the Cayman Islands as a limited company on December 7, 2022 and as a holding company. As at the date of its incorporation, the authorized share capital of the Company was USD50,000 divided into 500,000,000 ordinary shares with a par value of USD0.0001 each. The Company allotted and issued one ordinary share to Mr. Hoo Wei Sern (“Mr. Hoo”), the sole shareholder of MMSB. The authorized share capital MMSB was [•] divided into [•] ordinary shares with par value of [•] each and 250,000 ordinary shares were issued and outstanding, wholly-owned by Mr. Hoo, before the Group Reorganization (defined below).

Pursuant to a Group Reorganization, to rationalize the structure of the Company and its subsidiary (collectively, the “Group”) in preparation for the listing of the Company’s ordinary shares, the Company became the holding company of the Group on [•], 2023, which involved (i) the incorporation of the Company on December 7, 2022 and allotment of one ordinary share to Mr. Hoo, the sole shareholder of MMSB at par value of USD0.0001; (ii) the sale of an aggregate 69,250 ordinary shares, representing a total 27.5% of equity interest of MMSB, in MMSB by Mr. Hoo to seven third parties, with less than 5% shareholdings in MMSB each, through seven [share sale and purchase agreements] (“Share Sale Transaction”) dated July 7, 2023, at an aggregate consideration of MYR1,295,000 (equivalents to USD294,305) and the Share Sale Transaction was completed on August 1, 2023; (iii) the allotment of [•] ordinary shares of the Company to [•] by the Company for the transfer of the entire equity interest in MMSB, by [•], to [•] on August 30, 2023. After the Group Reorganization as of [•], 2023, [•] are holding [•]%, [•]%, [•]% and [ ]% of equity interest in the Company. The Company, together with its wholly-owned subsidiary, are effectively controlled by the same Controlling Shareholder, Mr. Hoo, i.e., ultimately held as to 100% and [•]% by the Controlling Shareholder before and after the Group Reorganization, respectively, and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the two-year period ended December 31, 2022, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of December 31, 2021 and 2022 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Percentage of effective ownership December 31,		Ownership	Principal Activities
		2021	2022
Megan Holdings Limited (“MHL”)	– A Cayman Islands company – Incorporated on December 7, 2022 – Issued share capital of USD[0.0001]	N/A	N/A	The listing entity	Investment holding

Megan Mezanin Sdn Bhd (“MMSB”)	– A Malaysian company – Incorporated on February 13, 2020 – Issued share capital of MYR250,000	100%	100%	Wholly-owned by MHL	Development, construction and maintenance of aquaculture and agriculture farms and related works

Note 2 — Summary of significant accounting policies

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, allowance for doubtful accounts, revenue recognition and uncertain tax position. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. The Company’s results may be adversely affected by changes in the

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

political, regulatory and social conditions in Malaysia. Although the Company has not experienced losses from these situations and believe believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic. The business operations could be materially and adversely affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Such governmental actions, together with the further development of the COVID-19 pandemic, could materially disrupt the Company business and operations, slow down the overall economy, curtail consumer spending, and make it difficult to adequately staff the operation. Specifically, in response to the COVID-19 pandemic and its spread, the Malaysian government has implemented intermittent lockdowns in various stages such as (i) imposing full movement control orders (“MCO”), under which, quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia were made mandatory; (ii) easing MCO to a Conditional Movement Control Order (“CMCO”) under which most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia; and (iii) further easing CMCO to Recovery Movement Control Order. On January 12, 2021, due to a resurgence of COVID-19 cases, the Malaysian government declared a state of emergency nationwide to combat COVID-19. On February 16, 2021, the government announced that a National COVID-19 Immunization Plan will be implemented for one year after February 2021, in which 80% of the Malaysian population will be vaccinated to achieve herd immunity. On March 5, 2021, lockdowns in most parts of the country were eased to a CMCO, however, COVID-19 cases in the country continued to rise. On May 12, 2021, the Malaysian government re-imposed a full lockdown order nationwide, until the earlier of when (i) daily COVID-19 infection cases in the country fall below 4,000; (ii) intensive care unit wards start operating at a moderate level; or (iii) 10% of the Malaysian population is fully vaccinated. The total number of COVID-19 cases in the country surpassed three million on February 13, 2022, and the number of daily cases hit a record high of 33,406 on March 5, 2022.

In response to efforts to contain the spread of COVID-19, the Company has implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. The Company has taken measures to reduce the impact of the COVID-19 pandemic, including upgrading the Company telecommuting system, monitoring employees’ health on a daily basis, and optimizing the technology system to support potential growth in user traffic. The Malaysian government has recently eased its restrictive policies due to a decrease in COVID-19 infection cases. The government ended the nationwide state of emergency on August 1, 2021, and COVID-19 infection cases started to drop below the 10,000 mark daily, beginning October 3, 2021. Interstate and international travel restrictions were lifted, effective October 11, 2021, for residents who had been fully vaccinated against COVID-19, as the country achieved its target of inoculating 90% of its adult population. The government is preparing to shift into an endemic COVID-19 phase, where it will not impose broad lockdowns even if cases rise. As of November 13, 2022, 84.3% of Malaysia’s total population (98.3% of the adult population, 91.9% of the adolescent population, and 43.3% of children) had received their second dose of the COVID-19 vaccine. An estimated 49.8% of the total population had received a third dose as of November 13, 2022.

The management of the Company considers that the impact of the Outbreak has been and will be further alleviated by the measures announced by the Malaysian Government. Potential impact to the Company’s results of operations for 2022 will depend on global economic impact due to the pandemic and if any future resurgence of the virus, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2022. As the situation continues to evolve, the management of the Company will continue to closely monitor further effect that could be caused by the Outbreak on the Company’s operation and financial position.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Malaysia Ringgit (“MYR”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“USD”), its other subsidiaries which are incorporated in Malaysia are Malaysia Ringgit (“MYR”), which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income during the year in which they occur.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2021	December 31, 2022
Year-end spot rate	MYR1 = USD4.1750	MYR1 = USD4.4002
Average rate	MYR1 = USD4.1439	MYR1 = USD4.3982

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from MYR into USD as of December 31, 2022 are solely for the convenience of the readers and are calculated at the rate of USD1.00 = MYR4.4002, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the MYR amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Fair value measurements

The Company’s financial instruments, including cash and cash equivalents, investments in marketable securities, account receivables, contract assets, deposits and other receivables, account payables, amount due to a director, accrued liabilities and other payables and operating lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2021 and 2022 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

	December 31, 2021	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
	MYR	MYR	MYR	MYR
Assets:
Investments in marketable securities	9,704,511	9,704,511	—	—
	December 31, 2022	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
	MYR	MYR	MYR	MYR
Assets:
Investments in marketable securities	14,272,365	14,272,365	—	—

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Company maintains most of its bank accounts in Malaysia.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days from the date of invoice. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends, industry trend analysis, and the credit history and financial conditions of the customers. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021, the Company did not make allowance for doubtful accounts for accounts receivable after consideration of the balances aged within 90 days and not yet overdue and fully settled subsequent to year end. As of December 31, 2022, accounts receivable of MYR11,231,721 was overdue but the Company did not make allowance for doubtful accounts for accounts receivable after consideration of the following reasons: (1) the Company has on-going projects with the respective customers; (2) regular settlements from the respective customers; (3) the outstanding accounts receivable is still within the operating cycle of the Company; (4) the balances are matured within one year; and (5) all accounts receivable of MYR17,325,463 were fully settled subsequent to year end.

Contract assets, net

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract and are recognized when the excess of amount paid to suppliers over progress towards completion of sub-contracting activities on customers’ contracts. Amount paid to suppliers regarding the sub-contracting activities on customers’ contracts is refundable and will be charged to cost of revenue once incurred (i.e. the performance obligation was performed by the supplier).

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

In evaluating the collectability of contract assets balances, the Company considers specific evidence including aging of the contract assets, the client’s payment history, its current creditworthiness, current economic trends, industry trend analysis, and the credit history and financial conditions of the customers. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. As of December 31, 2021 and 2022, the Company provided allowance for doubtful accounts for contract assets of nil and MYR302,054, respectively, based on the estimation of the collectability of contract assets balance.

Deposits

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. As of December 31, 2022, an amount of MYR4,500,000 relating to the deposit for purchase of a property in Malaysia which has been subsequently refunded on July 31, 2023 due to cessation of acquisition.

Deferred initial public offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred initial public offering (“IPO”) costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred IPO costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred IPO costs, as well as additional expenses to be incurred, will be charged to statements of comprehensive income.

Investments in marketable securities

Investments in marketable securities, net, consist of investments in listed shares, which are listed on Bursa Malaysia. Marketable securities are accounted for under ASC 321 and reported at their readily determinable fair values as quoted by market exchanges with changes in fair value recorded in other income in the consolidated statements of comprehensive income. All changes in a marketable security’s fair value are reported in earnings as they occur, as such, the sale of a marketable security does not necessarily give rise to a significant gain or loss. Unrealized gains/(losses) due to fluctuations in fair value are recorded in the consolidated statements of comprehensive income. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairments in the consolidated statements of comprehensive income.

Equipment, net

Equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Office furniture and fittings	10 years
Office equipment	10 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of comprehensive income. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Impairment for long-lived assets

Long-lived assets, including equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2022, no impairment of long-lived assets was recognized.

Accounts payable

Accounts payable represents trade payables to vendors.

Contract liabilities

Contract liabilities are recorded when amounts billed under a contract exceed the progress towards completion of revenue earned under the contract. These payments are non-refundable and are recognized as revenue when the performance obligation is satisfied.

Accrued liabilities and other payables

Accrued liabilities and other payables are primarily include salaries payable and other accrual and payable.

Leases

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding operating lease right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

The Company determine if an arrangement is a lease at inception. On the Company’s balance sheet, the corporate office lease is included in operating lease right-of-use (“ROU”) asset, current portion of operating lease liability and operating lease liability, net of current portion.

Operating lease ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, The Company used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the office lease. The Company reviewed the underlying objective of each contract, the terms of the contract, and consider the current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2021 and 2022, the Company did not have any impairment loss against its operating lease right-of-use assets.

Revenue recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of April 1, 2020. Accordingly, the consolidated financial statements for the years ended December 31, 2021 and 2022 are presented under ASC 606. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Currently, the Company’s contracts do not include such variable amount. During the year, there is no provision for onerous contracts.

The Company generates its revenues primarily from development of new aquaculture and agriculture farms, upgrading of aquaculture and agriculture farms, sales of industrial supplies and rental of machinery to its customers.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606:

1.      identify the contract(s) with a customer;

2.      identify the performance obligations in the contract;

3.      determine the transaction price;

4.      allocate the transaction price to the performance obligations in the contract; and

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

5.      recognize revenue when (or as) the entity satisfies a performance obligation.

The determination of whether revenues should be reported on a gross or net basis is based on the Company’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Company control the products prior to transferring it. When the Company controls the products, the promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

Revenue is presented in the consolidated statements of comprehensive income. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, warranty, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its’ customers.

The Company currently generates its revenue by the below sources:

(a) Development of new aquaculture and agriculture farms

The Company currently generates revenue from the development of new aquaculture and agriculture farms. The Company is typically contracted through invitation to tender from or corporate negotiation with existing or potential customers in Malaysia. The Company designs and develops aquaculture and agriculture farms based on customers’ specific needs. The contract does not provide any post-contract customer warranty, support, or upgrades and there is no retention withheld by customers. The duration of the development period primarily between 6 to 18 months.

In general, the design and builds of farming are mainly consist of four components:

•        Irrigation System

•        Earthwork

•        Water Discharge System

•        Electrical Works

The design of aquaculture and agriculture farms can have a significant impact on the productivity, efficiency, and sustainability of the farm. Some important factors to consider when designing aquaculture and agriculture farms include site selection, infrastructure design and sustainable practices.

The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (e.g., the Company integrates the materials and labor into the deliverable promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined construction project. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Recognition of revenue and cost of revenue for construction projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measuring progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that an estimated losses on uncompleted contracts (there is none for years ended December 31, 2021 and 2022) may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized to the result of operations. Contract costs consist of costs on contracts, including labor, machine rental cost, materials, and amounts payable to subcontractors.

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the years ended December 31, 2021 and 2022, the Company is not aware of any material claims against the Company in relation to development of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the years ended December 31, 2021 and 2022.

(b) Upgrading of aquaculture and agriculture farms

Revenue from upgrading service contracts, which require the Company to provide technical support and labor services for upgrading of aquaculture and agriculture farms during the contracted periods, is generally between 4 to 18 months. For aquaculture farms (particularly shrimp farms), the focus areas of the works include ensuring proper water levels and quality, aeration and circulation systems and water intake, distribution, and discharge systems of shrimp ponds. For the agriculture farms (particularly pineapple farms), the focus area of the works is soil preparation which involves the improvement of soil structure and aeration. The upgrading services considered to be one single performance obligation since the work procedures are interrelated and affect the functions of each other like the seawater intake system, water distribution system, shrimp ponds, cables, paddle wheels, and water discharge system and work in conjunction are to ensure the farm operates effectively.

The Company recognizes revenue from upgrading of aquaculture and agriculture farms using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue. The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined upgrading services. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the years ended December 31, 2021 and 2022, the Company is not aware of any material claims against the Company in relation to upgrading of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the years ended December 31, 2021 and 2022.

(c) Sales of industrial supplies

The Company also generates revenue from sales of industrial supplies. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the industrial supplies to the customer at their specified location at which point control to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the invoice is 60 days from the invoice date.

The industrial supplies were delivered directly to customers by the suppliers and relevant shipping and handling costs for the delivery will be charged to cost of revenue once incurred.

The transaction price does not include variable consideration related to returns or refunds as the contracts do not include provisions that allow for sales refunds or returns of products. For the years ended December 31, 2021 and 2022, the Company is not aware of any material claims against the Company in relation to the sale of industrial supplies.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

(d) Rental of machinery

Rental of machinery income are mainly leasing of excavators and cranes from third party supplier, whose equipment are ready to use without, or willing to modification. The Company then sublets these excavators and cranes to customers with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements that company enters, the Company acts a principal in the transaction because the Company takes the risk of loss from lack of rental income if itself has leased the machinery as a lessee, but has not procured a lessee to fill the to rent the machineries; accordingly, the Company recognizes rental income using the gross method.

The rental agreements vary with regard to length and payment terms, usually one to six months, subject to the mutual consent of the Company and the lessee. Billing will be raised on monthly basis and payment terms set forth in the invoice is 60 days from the invoice date. Rental income from rental of machinery is recognized, on a straight-line basis over the terms of the respective leases. The performance obligation under the lease rental agreements is to deliver these equipment to the customer at their location and ensure that the equipment is available for use over the life of the lease rental contract.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Additionally, the Company, acting as a lessor, accounts for its leases in accordance to ASC 842. Based on the terms and conditions of the leases set forth in rental agreements. The Company has recognized the leases as operating leases. The lessees have no right to terminate the rental agreements.

Other income

Interest income is mainly generated from time deposits and is recognized on an accrual basis using the effective interest method.

Cost of revenue

Cost of revenue consists primarily of buildings material cost, labor cost, machine rental cost and sub-contracting cost. Sub-contracting fee includes both subcontracting costs and other outside costs associated with performance under contracts with customers. Labor costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees and other miscellaneous administrative expenses.

Employee compensation

The full-time employees of the Company’s subsidiary in Malaysia are entitled to the government mandated defined contribution plan, such as social security, employee provident fund, employment insurance, and human resource development fund, as required by labor laws in Malaysia. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments.

The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets are based in Malaysia and all revenue are generated from Malaysia.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Income tax penalties are accrued related to late in submission of income tax for the years ended December 31, 2021 and 2022. The Company had no uncertain tax positions for the years ended December 31, 2021 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended Decembers 31, 2021 and 2022, there were no dilutive shares.

Related party

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the years ended December 31, 2021 and 2022 and balances as of December 31 2021 and 2022 are set out in the Note 12.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning April 1, 2023 as the Company is qualified as an emerging growth company. The Company has adopted this standard on April 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company has adopted of this standard on April 1, 2022, the adoption did not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on April 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive loss and statements of cash flows.

Note 3 — Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Accounts receivable	10,603,440	17,325,463	3,937,426
Less: allowance for doubtful account	—	—	—
Total accounts receivable, net	10,603,440	17,325,463	3,937,426

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net (cont.)

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for doubtful account, based on the invoice date is as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Within 30 days	2,502,750	3,921,871	891,294
Between 31 and 60 days	4,614,000	—	—
Between 61 and 90 days	3,486,690	2,171,871	493,584
Between 91 and 120 days	—	7,214,181	1,639,512
Between 121 and 150 days	—	3,222,600	732,376
More than 151 days	—	794,940	180,660
Total accounts receivable, net	10,603,440	17,325,463	3,937,426

Note 4 — Contract assets/contract liabilities

The following table reflects the movements of the net balance of contract assets and contract liabilities.

Movement in contract assets, consists of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Beginning of the financial year	—	8,921,521	2,027,526
Increase resulting from satisfaction of performance obligation	45,408,551	65,369,038	14,855,924
Increase/(decrease) resulting from advances paid to sub-contractors	8,012,410	(3,530,899)	(802,441)
Estimated contract earnings to date	53,420,961	70,759,660	16,081,009
Less: progress billing	(44,499,440)	(66,276,023)	(15,062,048)
Less: allowance for doubtful account	—	(302,054)	(68,645)
End of the financial year	8,921,521	4,181,583	950,316

Movement in allowance for doubtful account, consists of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Beginning of the financial year	—	—	—
Addition	—	302,054	68,645
End of the financial year	—	302,054	68,645

Movement in contract liabilities, consists of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Beginning of the financial year	—	499,750	113,574
Receipt from clients	—	4,299,000	977,001
Revenue recognized during the year	499,750	(499,750)	(113,574)
End of the financial year	499,750	4,299,000	977,001

Increase or decrease in contract assets and contract liabilities mainly due to changes in measurement of contracts’ progress.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Deposits and other receivables

Deposits and other receivables consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Other receivables	41,666	—	—
Deposits for purchase of properties*	—	4,555,800	1,035,362
Other deposits	6,709	8,919	2,027
Total	48,375	4,564,719	1,037,389

____________

*        Deposits for purchase of properties represented the deposits paid to third parties for acquisition of properties in Malaysia. On 31 July 2023, the deposit of purchase of a property amounting to MYR4,500,000 was fully refunded to the Company due to cessation of acquisition.

Note 6 — Investments in marketable securities

Investments in marketable securities consisted of the investment in less than 5% of equity interest of listed entities in Malaysia. The movement of investments in marketable securities was shown below:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
At fair value:
Beginning of the financial year	—	9,704,511	2,205,471
Addition	24,373,457	108,643,294	24,690,536
Disposal	(19,323,268)	(104,199,092)	(23,680,536)
Fair value gain recognized for the year	4,654,322	123,652	28,101
End of the financial year	9,704,511	14,272,365	3,243,572

Investments in equity securities, such as marketable securities, are accounted for at fair value with changes in fair value recognized in net income/(loss).

Note 7 — Equipment, net

Equipment, net consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
At cost:
Office furniture and fittings	—	4,200	955
Office equipment	—	537	122
Total	—	4,737	1,077
Accumulated depreciation	—	(74)	(17)
Equipment, net	—	4,663	1,060

Depreciation expenses for the years ended December 31, 2021 and 2022 were MYRNil and MYR74 (USD17), respectively.

Note 8 — Lease

The Company leases property for the purpose of back-office operations for management personnel and business operation and leases equipment for the back-office operations for a lease term of 2 years.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Lease (cont.)

The extension options for lease of office premise has not been included in lease liabilities because the Company has not renew the lease rental.

Operating lease

The Company recognized operating lease right-of-use (“ROU”) assets and lease liabilities as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Operating lease right-of-use assets	45,116	45,116	10,253
Accumulated amortization	(27,502)	(45,116)	(10,253)
Right-of-use assets, net	17,614	—	—

Amortization expenses for the years ended December 31, 2021 and 2022 were MYR22,180 and MYR17,614 (USD4,003), respectively.

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Operating lease liabilities	39,794	17,614	4,003
Interest expenses	1,820	386	88
Payment of operating lease liabilities	(24,000)	(18,000)	(4,091)
Operating lease liabilities, net	17,614	—	—
	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Operating lease liabilities
Current portion	17,614	—	—
Non-current portion	—	—	—
Total	17,614	—	—
	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Short-term lease expenses	1,029,211	1,233,892	280,418
Total	1,029,211	1,233,892	280,418

The Company has elected not to recognize operating lease right-of-use assets and operating lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to statements of comprehensive income on a straight-line basis over the lease term.

Note 9 — Deferred initial public offering costs

As of December 31, 2021 and 2022, the Company capitalized MYR Nil and MYR930,007 (USD211,356) of deferred initial public offering (“IPO”) costs, respectively. Such costs will be deferred until the closing of the IPO, at which time the deferred IPO costs will be offset against the offering proceeds if successful listing.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Accrued payroll and welfare	—	4,596	1,044
Accrued expenses*	38,000	77,000	17,499
Other payables**	3,360,954	4,093,824	930,372
Payables to purchase of marketable securities***	—	7,252,431	1,648,205
Total	3,398,954	11,427,851	2,597,120

____________

*        Accrued expenses mainly consist of accrual of professional service fees and cost incurred yet to bill.

**      Other payables mainly consist of payable for consultant service fees in relation to investment advisory and provision for income tax penalty.

***    Payables to purchase of marketable securities represents the payments were made at year end but the consideration was successfully transferred on January 12, 2023 in relation to the purchase of listed shares in Malaysia Exchange market at a price per share at closing date of the day that order was made, hence, as of December 31, 2022, investments in marketable securities were recognized in consolidated balance sheets as debit and credited accrued liabilities and other payables.

Note 11 — Shareholders’ equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in [250,000] shares of ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On [•], 2023, the Company allotted a total of [•] ordinary shares to the existing shareholders of the Company to perfect the Company’s capital structure in anticipation of an expected initial public offering of its ordinary shares, and the concurrent listing of its ordinary shares on the NASDAQ stock market. The Company has accounted for these issuances of ordinary shares as a stock dividend; accordingly, the Company has retroactively restated the presentation of its historical capital structure to the first period presented.

Note 12 — Related party balances and transactions

Nature of relationships with related parties:

Related parties	Relationship	December 31, 2021	December 31, 2022	December 31, 2022
		MYR	MYR	USD
Contract assets, net:
VC Marine Sdn Bhd	Common director	4,808,250	4,179,458	949,834
Accounts payable:
VC Marine Sdn Bhd	Common director	—	311,036	70,687
Amount due to:
Darren Hoo Wei Sern	Director	982,983	—	—

The Company had an unsecured, interest-free, non-trade in nature loan from director amounting to MYR982,983 and MYRNil (USDNil), respectively, as of December 31, 2021 and 2022.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Related party balances and transactions (cont.)

Related party transactions:

Transaction nature	Name	December 31, 2021	December 31, 2022	December 31, 2022
		MYR	MYR	USD
Sub-contractor charges	VC Marine Sdn Bhd	8,890,750	21,159,286	4,808,710
Net repayment of sub-contractor charges to	VC Marine Sdn Bhd	(10,600,000)	(20,521,512)	(4,661,723)
Expenses paid on behalf of director	Hoo Wei Sern	24,000	18,000	4,091
Net advance from/(repayment) to director	Hoo Wei Sern	943,000	(1,000,983)	(227,486)
Deposit of rental paid on behalf of director	Hoo Wei Sern	6,000	—	—

Note 13 — Disaggregated revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Over time:
– Development of new aquaculture and agriculture farms	10,200,000	11,841,961	2,691,232
– Upgrading of aquaculture and agriculture farms	32,984,551	49,885,077	11,337,002
– Rental of machinery	2,224,000	3,642,000	827,690

At point in time:
– Sales of industrial supplies	547,440	6,941,000	1,577,428
Total revenue	45,955,991	72,310,038	16,433,352

Unsatisfied or partially unsatisfied performance obligations

Management expects that the approximate transaction price allocated to unsatisfied or partially unsatisfied performance obligations as at the end of the reporting periods may be recognized as revenue in the next reporting periods as follow:

	2022	2023	2024
	MYR	MYR	MYR
Partial and fully unsatisfied performance obligation as at:
December 31, 2021	50,906,000	—	—
December 31, 2022	—	104,251,000	—
December 31, 2022 (USD)	—	23,692,000	—

As permitted under ASC Topic 606, the aggregated transaction price allocated to unsatisfied or partially unsatisfied contracts for original expected duration of one year or less, or are billed based on time incurred, is not disclosed. This amount does not include variable consideration which is subject to significant risk of reversal.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Income taxes

Caymans Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

Malaysia

Megan Mezanin Sdn Bhd is subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the company has a paid-up capital of MYR2.5 million or less, and gross income from business of not more than MYR50 million, the tax rate will be 17% on the first MYR600,000 and 24% on amount exceeding MYR600,000.

The operations in Malaysia incurred cumulative net operating losses which can be carried forward for a maximum period of seven consecutive years to offset future taxable income.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following as of December 31, 2021 and 2022.

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Income before income tax	9,734,375	11,567,544	2,628,867

Malaysia profit tax at 24%	2,296,485	2,776,211	630,928
Effect of tax exemption due to reduced income tax rate for small and medium sized companies	(424,173)	(558)	(127)
Tax effect on non-deductible expenses	555,495	883,540	200,795
Others	(2,235)	(532)	(121)
Income tax expenses	2,425,572	3,658,661	831,475

The income tax provision consists of the following components:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Current income tax expenses	2,425,572	3,658,661	831,475

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2022, except for the provisions for income tax penalty have been accrued based on the management’s best estimate. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

Note 15 — Concentrations and risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of contracts receivable. The Company conducts credit evaluations of its clients, and generally does not require collateral or other

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Concentrations and risks (cont.)

security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its clients to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers whom represent 10% or more of the Company’s total revenue:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Amount of the Company’s revenue
Customer A	25,573,987	7,313,884	1,662,171
Customer B	10,200,000	*	*
Customer C	7,410,564	32,388,843	7,360,766
Customer D	*	18,324,850	4,164,549

____________

*        Represents percentages less than 10%

The following table sets forth a summary of single customers whom represent 10% or more of the Company’s total accounts receivable:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Amount of the Company’s account receivable
Customer A	8,264,940	8,457,871	1,922,156
Customer C	*	7,682,742	1,745,998
Customer E	1,752,250	—	—

____________

*        Represents percentages less than 10%

The following table sets forth a summary of suppliers whom represent 10% or more of the Company’s total purchases:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Amount of the Company’s purchase:

Supplier A	19,769,275	*	*
Supplier B**	8,890,750	21,159,286	4,808,710
Supplier C	*	23,307,322	5,296,878

____________

*        Represents percentages less than 10%

**      Related party — VC Marine Sdn Bhd (Note 12)

The following table sets forth a summary of single suppliers whom represent 10% or more of the Company’s total payable:

	December 31, 2021	December 31, 2022	December 31, 2022
	MYR	MYR	USD
Amount of the Company’s accounts payable:

Supplier A	7,091,275	975,000	221,581
Supplier C	—	2,357,762	535,831

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Concentrations and risks (cont.)

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a client or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of account receivables, deposits, contracts receivable, contract assets, and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. Other than above, the Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of, at least, twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Note 16 — Commitments and contingencies

Operating lease commitments

For the details on future minimum lease payments under the non-cancelable operating leases as of December 31, 2022, please refer to a section headed “operating lease right-of-use assets and operating lease liabilities” set forth in the Note to the Consolidated Financial Statements.

Capital commitments

As of December 31, 2021 and 2022, the Company did not have any capital commitments.

Legal proceedings

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022, and through the issuance date of these consolidated financial statements.

Note 17 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2022, up through January 31, 2024, the date that these consolidated financial statements are available to be issued, unless as disclosed elsewhere and below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On April 13, 2023, the subsidiary entered into a purchase agreement to acquire a property located at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No.1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia at a consideration of MYR558,000 for the use as corporate office.

Until            , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in an addition to the dealers obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Ordinary Shares

MEGAN HOLDINGS LIMITED

            , 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our M&A provide the directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be entitled to be indemnified and held harmless out of the assets of the Company against all actions, proceedings, costs, charges, damages, expenses (including reasonable legal and/or accountancy fees), claims, losses or liabilities which he may sustain or incur by reason of any act done or omitted in or about the execution of the duties of his office or trust or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, and no Director or person as aforementioned shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or trust or in relation thereto provided that he acted in good faith and in a manner reasonably believed by him (in the case of a Director) to be in the best interests of the Company and provided further that his actions did not involve negligence, willful default, fraud or dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Upon incorporation of the Company in Cayman Islands, we have share capital of US$50,000 and issued an aggregate of 1 Ordinary Shares of a par value of US$0.0001 per share in the Company to Mr. Darren Hoo at par value. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes to file post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering

(3)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malaysia, on _________, 2024.

MEGAN HOLDINGS LIMITED
By:
Name:	Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer (Principal Executive Officer)
By:
Name:	Kai Tie Ng
Title:	Chief Financial Officer (Principal Accounting and Financial Officer)

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:
Darren Hoo Executive Director, Chairman and Chief Executive Officer (Principal executive officer)
Date:
Kai Tie Ng
Chief Financial Officer (Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in ____, ______, United States of America on ________, 2023.

AUTHORIZED U.S. REPRESENTATIVE
By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description
1.1***	Form of Underwriting Agreement
3.1*	Restated Memorandum and Articles of Association
5.1***	Opinion of Forbes Hare regarding the validity of the ordinary share being registered
8.1***	Opinion of Enolil Loo LLP regarding certain Malaysian tax matters (included in Exhibit 99.1)
10.1***	Employment Agreement between MHL and Mr. Darren Hoo
10.2***	Employment Agreement between MHL and Mr. Kai Tie Ng
10.4*	Independent Director Offer Letter between MHL and Mr. Long Jia Kwang
10.5*	Independent Director Offer Letter between MHL and Mr. Tse Yin Sum
10.6***	Material contract between MMSB and MAG Aquaculture Sdn Bhd dated March 31, 2023
10.7***	Material contract between MMSB and XL Hatchery Sdn Bhd dated December 20, 2021
10.8***	Material contract between MMSB and North Cube Sdn Bhd dated June 30, 2022
10.9***	Material contract between MMSB and Pelican Prospect Sdn Bhd dated March 31, 2023
10.10***	Material contract between MMSB and Pegagau Aquaculture Sdn Bhd dated June 30, 2022
10.11***	Material contract between MMSB and Pelican Prospect Sdn Bhd dated June 30, 2022
14.1*	Code of Business Conduct and Ethics of the Registrant
14.2*	Insider Trading Policy of the Registrant
14.3*	Clawback Policy of the Registrant
21.1*	List of Subsidiaries of the Registrant
23.1***	Consent of WWC, P.C.
23.2***	Consent of Forbes Hare (included in Exhibit 5.1)
23.3***	Consent of Enolil Loo LLP (included in Exhibit 99.1)
23.4*	Consent of Protégé Associates Sdn. Bhd.
99.1***	Opinion of Enolil Loo LLP
99.2*	Audit Committee Charter
99.3*	Nominating Committee Charter
99.4*	Compensation Committee Charter
99.5*	Consent of Mr. Long Jia Kwang as an independent director nominee
99.6*	Consent of Mr. Tse Yin Sum as an independent director nominee
99.7**	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107***	Filing Fee table

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.